EXHIBIT 99.1

July 26, 2013

Shareholders of Spreadtrum Communications, Inc.
Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Spreadtrum Communications, Inc. (the “Company,” “us,” “our” or “we”) to be held at Meeting Room No.3, at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on September 4, 2013 at 10:00 a.m., Beijing Standard Time. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof. We hope that you can attend.

The purpose of the extraordinary general meeting is for you and our other shareholders to consider and vote upon a proposal to approve and authorize the Agreement and Plan of Merger, dated as of July 12, 2013 (as the same may be amended from time to time, the “Merger Agreement”), by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), and the Company and the Plan of Merger (the “Plan of Merger”) required to be filed with the Registrar of Companies in the Cayman Islands in order to give effect to the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

If the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of our shareholders and the Merger is completed, holders of our ordinary shares, nominal or par value US$0.0001 per share (each, a “Company Ordinary Share”) (other than Excluded Shares (as defined in the Merger Agreement)), that are issued and outstanding as of immediately prior to the effective time of the Merger (each, a “Share,” and collectively, the “Shares”) will have the right to receive ten and one-third U.S. dollars (US$10.33) per Share and holders of our American Depositary Shares, each representing three Company Ordinary Shares (“ADSs”) (other than ADSs representing Excluded Shares) will have the right to receive thirty-one U.S. dollars (US$31.00) per ADS (less a cancellation fee of US$0.05 per ADS), in each case in cash, without interest and less any applicable withholding taxes. As a result of the Merger, the ADSs will no longer be listed on the NASDAQ Global Market and the American Depositary Shares program for the ADSs will terminate.

Our board of directors has determined that the Merger is advisable and fair to, and in the best interests of the Company and our shareholders and has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Our board of directors unanimously recommends that you vote FOR the approval and authorization of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and the authorization of our directors and officers to take any and all actions necessary or advisable to effect the same, and FOR the proposal to adjourn the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Under the Companies Law of the Cayman Islands (as amended) and pursuant to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement cannot occur unless the Merger Agreement and the Plan of Merger are approved and authorized by a special resolution passed by an affirmative vote of shareholders holding two-thirds or more of the Company Ordinary Shares present and voting in person or by proxy at a meeting of our shareholders at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Voting at

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the extraordinary general meeting will take place by poll voting and each shareholder will have one vote for each Company Ordinary Share held as of the close of business in the Cayman Islands on July 29, 2013 (the “Record Date”).

Regardless of the number of Company Ordinary Shares or ADSs you own, your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete and submit the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. If you have Company Ordinary Shares registered in your name as of the close of business in the Cayman Islands on the Record Date, your proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope no later than 5:00 p.m., New York City time, on August 30, 2013. Submitting a proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend.

If you own ADSs as of the close of business in the Cayman Islands on the Record Date, you may instruct Citibank, N.A., in its capacity as depositary of the ADSs and as the record holder of the Shares underlying the ADSs (the “ADS Depositary”), how to vote the Company Ordinary Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS Depositary must receive your instructions no later than 10:00 a.m., New York City time, on August 28, 2013 in order to vote the Company Ordinary Shares underlying your ADSs at the extraordinary general meeting. The ADS Depositary will not vote or attempt to exercise the right to vote the Company Ordinary Shares underlying your ADSs other than in accordance with those instructions, or if you do not give any instructions to the ADS Depositary. We have asked the ADS Depositary to forward this information to you in accordance with the terms of the Deposit Agreement, dated as of June 29, 2007, by and among the Company, the ADS Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder (the “Deposit Agreement”) and, as such, the ADS Depositary disclaims any responsibility with respect to the accuracy or completeness of such information. The ADS Depositary does not, and will not be deemed to, express any opinion with respect to the proposals to be considered at the extraordinary general meeting. The rights and obligations of holders of ADSs, the Company and the ADS Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the American Depositary Receipts evidencing the ADSs. The Deposit Agreement was previously filed as Exhibit 99.1(a) to the Company’s Registration Statement on Form F-6, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2007 and can be accessed free of charge from the SEC’s website at www.sec.gov.

If you hold your Company Ordinary Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Company Ordinary Shares or ADSs if you wish to vote at the extraordinary general meeting.

The accompanying notice of extraordinary general meeting and proxy statement provide you with detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

We have engaged Innisfree M&A Incorporated to assist in soliciting proxies from our shareholders in connection with the approval and authorization of the Merger Agreement and the Plan of Merger and related matters.

If you have any questions or need assistance voting your Company Ordinary Shares or ADSs, please contact Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651(from other countries). Banks and brokers may call collect at +1-212-750-5833.

On behalf of the Company, we would like to thank all of our shareholders for their ongoing support as we prepare for this important event in the Company’s history.

Sincerely,

/s/ Leo Li

Leo Li
Chairman of the Board of Directors, President and
Chief Executive Officer

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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2013

July 26, 2013

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Spreadtrum Communications, Inc. (the “Company,” “us,” “our” or “we”) will be held at Meeting Room No.3, at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on September 4, 2013 at 10:00 a.m., Beijing Standard Time, to consider and vote upon the following resolutions:

1.	as a special resolution, THAT the Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), and the Company and the Plan of Merger (the “Plan of Merger”) required to be filed with the Registrar of Companies in the Cayman Islands in order to give effect to the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, and the transactions contemplated by the Merger Agreement, including the Merger, be and are hereby approved and authorized and THAT the directors and officers of the Company be authorized and directed to take any and all actions necessary or advisable to give effect to the Merger Agreement and transactions contemplated thereby, including the Merger; and
2.	as an ordinary resolution, THAT the extraordinary general meeting be adjourned, if necessary or appropriate, in order to allow the Company to solicit additional proxies in favor of approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Under the Companies Law of the Cayman Islands (as amended) and pursuant to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement cannot occur unless the Merger Agreement and the Plan of Merger are approved and authorized by a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of our ordinary shares, nominal or par value US$0.0001 per share (each, a “Company Ordinary Share”), present and voting in person or by proxy at a meeting of our shareholders at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Voting at the extraordinary general meeting will take place by poll voting and each shareholder will have one vote for each Company Ordinary Share held as of the close of business in the Cayman Islands on July 29, 2013 (the “Record Date”).

Only holders of Company Ordinary Shares as of the close of business in the Cayman Islands on the Record Date are entitled to vote at this extraordinary general meeting or any adjournment or postponement thereof. A list of the shareholders of the Company will be available at the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

After careful consideration, our board of directors approved the Merger Agreement and unanimously recommends that you vote FOR the approval and authorization of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and the authorization of our directors and officers to take any and all actions necessary or advisable to effect the same, and FOR any proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting. If you intend to vote your Company Ordinary Shares at the extraordinary general meeting, then, even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy

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card as promptly as possible. Your proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013. Please note that if you hold your Company Ordinary Shares or American Depositary Shares, each representing three Company Ordinary Shares (“ADSs”), through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Company Ordinary Shares or ADSs if you wish to submit your proxy for the extraordinary general meeting. The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Submitting the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Company Ordinary Shares in person. Please note, however, that if your Company Ordinary Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain a proxy from the record holder issued in your name.

If you fail to submit your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Company Ordinary Shares represented by your proxy card will be voted FOR the approval and authorization of the Merger Agreement and the Plan of Merger and FOR any adjournment of the extraordinary general meeting referred to above; provided, that if you appoint a person other than the chairman of the meeting as proxy, the Company Ordinary Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Company Ordinary Shares that are registered in different names, please ensure that you properly submit all proxy cards sent to you in accordance with the instructions set forth on such proxy cards.

If you own ADSs as of the close of business in the Cayman Islands on the Record Date, you may instruct Citibank, N.A., in its capacity as depositary of the ADSs (and as the holder of the Shares underlying the ADSs) (the “ADS Depositary”), how to vote the Company Ordinary Shares underlying your ADSs. The ADS Depositary must receive such instructions no later than 10:00 a.m., New York City time, on August 28, 2013 in order to vote the underlying Company Ordinary Shares at the extraordinary general meeting. The ADS Depositary will not vote or attempt to exercise the right to vote the Company Ordinary Shares underlying your ADSs other than in accordance with those instructions, or if you do not give any instructions to the ADS Depositary.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES OR AMERICAN DEPOSITARY RECEIPTS AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES AND AMERICAN DEPOSITARY RECEIPTS.

The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from our shareholders in connection with the approval and authorization of the Merger Agreement and the Plan of Merger.

If you have any questions or need assistance voting your Company Ordinary Shares or ADSs, please contact Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651(from other countries). Banks and brokers may call collect at +1-212-750-5833.

The Merger Agreement and the Merger are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose, seniority will be determined by the order in which the names stand in the register of our shareholders.
2.	The instrument appointing a proxy will be in writing under the hand of the appointor or of his, her

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or its attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.
3.	A proxy need not be a member (registered shareholder) of the Company.
4.	A proxy card that is not lodged in the manner permitted will be invalid. The chairman of the meeting may at his or her discretion direct that a proxy card will be deemed to have been duly lodged.
5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF SPREADTRUM COMMUNICATIONS, INC.,

/s/ Leo Li

Leo Li
Chairman of the Board of Directors, President and
Chief Executive Officer

Dated this 26th day of July, 2013.

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July 26, 2013

Shareholders of Spreadtrum Communications, Inc.
Re: Notice Pursuant to Circular 698

Dear Shareholder,

As you may be aware, Spreadtrum Communications, Inc. (the “Company”) entered into an Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended from time to time, the “Merger Agreement”) with Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), and Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

This letter is to advise you of certain People’s Republic of China (“PRC”) tax reporting obligations that may arise and of certain Chinese income tax payment obligations that potentially could be imposed by the PRC taxing authorities for certain non-PRC shareholders of the Company in connection with the Merger.

Pursuant to the Notice of the State Administration of Taxation on Strengthening the Administration of Corporate Income Tax on Income from Non-resident Corporate Equity Transfers (Guo Shui Han 2009 No. 698, or “Circular 698”), if certain offshore investors, as further described below (“non-PRC investors”) transfer shares of a non-PRC company (“non-PRC holding company”) that directly or indirectly owns an equity interest in a PRC resident enterprise and the transfer is subject to a low effective tax rate (less than 12.5 percent) in the jurisdiction of the non-PRC holding company, the non-PRC investor must provide certain documents and information with regard to the indirect equity transfer to the tax authority in charge of the PRC resident enterprise for tax assessment within 30 days from the date of execution of the transaction agreement, which in this case is the Merger Agreement referenced above.

Importantly, please note that for Circular 698 purposes, a “non-PRC investor” does not include investors who are individuals or investors who both acquired and disposed of the shares on the public market.

Please also note, under Circular 698, if the in-charge tax authority concludes that, the non-PRC holding company mainly serves as a tax avoidance vehicle and does not have any reasonable commercial purpose, the tax authority may, upon verification of the State Administration of Taxation, disregard the existence of the non-PRC holding company and may impose upon the non-PRC investors a Chinese enterprise income tax at the rate of 10 percent on the non-PRC investor’s gains derived from the transfer. We note that the Company is not aware of any prior reported transaction in which the taxing authorities have disregarded the existence of a non-PRC holding company whose stock is traded on the public market.

It is highly recommended that you consult your own tax advisor as soon as possible in order to determine whether you need to fulfill the reporting obligation regarding the above transaction and whether you could become subject to Chinese income tax in accordance with Circular 698.

Thank you in advance for your cooperation and continued support.

Spreadtrum Communications, Inc.

/s/ Leo Li

Leo Li
Chairman of the Board of Directors, President and
Chief Executive Officer

Dated this 26th day of July, 2013.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
AND THE MERGER

These “Questions and Answers About the Extraordinary General Meeting and the Merger,” together with the following “Summary Term Sheet,” summarize the material information contained in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed transaction. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement, and you may obtain such information without charge by following the instructions in “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 68.

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed transaction. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?
A:	Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting or at any adjournments or postponements of the extraordinary general meeting.
Q:	Where and when will the extraordinary general meeting be held?
A:	The extraordinary general meeting will take place at Meeting Room No.3, at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on September 4, 2013, at 10:00 a.m., Beijing Standard Time.
Q:	What am I being asked to vote on?
A:	Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Tsinghua Unigroup” or “Parent”), has agreed to acquire Spreadtrum Communications, Inc. (the “Company,” “us,” “our” or “we”) under the terms of the Agreement and Plan of Merger, dated as of July 12, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned indirect subsidiary of Parent (the “Merger”). Our shareholders must vote to approve and authorize the Merger Agreement and the Plan of Merger (the “Plan of Merger”) that is required to be filed with the Registrar of Companies in the Cayman Islands (“Registrar”) in order to give effect to the Merger. Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement and are incorporated into this proxy statement by reference. We are seeking to obtain this approval and authorization, as well as the authorization and approval of the transactions contemplated by the Merger Agreement, including the Merger, and the authorization of our directors and officers to take any and all actions necessary or advisable to effect the same, at the extraordinary general meeting to be held on September 4, 2013.

You are also being asked to vote on a proposal to adjourn the extraordinary general meeting, if necessary or appropriate, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and authorize the Merger Agreement and the Plan of Merger.

This proxy statement, which you should read carefully, contains important information about the Merger, the Merger Agreement, the Plan of Merger and the extraordinary general meeting. The enclosed voting materials allow you to vote our ordinary shares, nominal or par value US$0.0001 per share (each, a “Company Ordinary Share”), held by you as of the close of business in the Cayman Islands on July 29, 2013 (the “Record Date”) without attending the extraordinary general meeting.

Q:	What will I receive in the Merger?
A:	If you own Company Ordinary Shares at the time the Merger becomes effective under Cayman Islands law (the “Effective Time”), you will be entitled to receive ten and one-third U.S. dollars (US$10.33) (the “Per Share Merger Consideration”), in cash, without interest and less any applicable withholding taxes, for each Company Ordinary Share you own as of immediately prior to the Effective Time (each, a “Share,” and collectively, the “Shares”) (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Companies Law of the Cayman Islands (as amended) (the “Cayman Companies Law”) with respect to the Merger, in which event you will be entitled to the fair value of each such Share as determined in accordance with the Cayman Companies Law instead of the Per Share Merger Consideration.

If you own our American Depositary Shares, each representing three Company Ordinary Shares (“ADSs”), as of immediately prior to the Effective Time, you will be entitled to receive thirty-one U.S. dollars (US$31.00) per ADS (the “Per ADS Merger Consideration”) (less a cancellation fee of US$0.05 per ADS), in cash, without interest and less any applicable withholding taxes. Notwithstanding the foregoing, if you (i) surrender your ADSs to the ADS Depositary for cancellation, pay the ADS Depositary’s fees required for such cancellation and (ii) comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Companies Law, then you will be entitled to the fair value of your Shares as determined pursuant to the Cayman Companies Law instead of the Per ADS Merger Consideration.

Q:	How will the Company’s stock options and restricted share units be treated in the Merger?
A:	Each vested stock option (or vested portion of a partially vested stock option) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to the number of Company Ordinary Shares or ADSs underlying such vested stock option immediately prior to the Effective Time multiplied by the difference between the applicable exercise price and the Per Share Merger Consideration or the Per ADS Merger Consideration, respectively, in cash, without interest and less any applicable withholding taxes. Each vested restricted share unit that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (i) in the case of a restricted share unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration, or (ii) in the case of a restricted share unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, in each case, in cash, without interest and less any applicable withholding taxes.

If the Merger is completed, each unvested stock option (or unvested portion of a partially vested stock option) or unvested restricted share unit that remains outstanding as of immediately prior to the Effective Time will be assumed by the surviving company, and thereafter may be exercised or settled, as applicable, in accordance with the Merger Agreement, including the right to receive cash in lieu of ordinary shares of the surviving company in certain circumstances. See “The Merger Agreement  — Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units” beginning on page 42.

Q:	What vote of our shareholders is required to approve and authorize the Merger Agreement and Plan of Merger?
A:	Approving and authorizing the Merger Agreement and the Plan of Merger requires the approval by a special resolution, being a resolution passed by an affirmative vote of shareholders holding two-thirds or more of the Company Ordinary Shares present and voting in person or by proxy at a extraordinary general meeting of our shareholders at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given (the “Company Requisite Vote”). As of the close of business in the Cayman Islands on the Record Date, there will be approximately 151,226,768 Company Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting. Based on the number of Company Ordinary Shares that are entitled to vote at the extraordinary general meeting, at least approximately 100,817,846 Company Ordinary Shares must be voted in favor of the proposal to approve and authorize the Merger Agreement and the Plan of

Merger in order for the proposal to be approved, assuming all shareholders will be present in person or by proxy at the extraordinary general meeting and will vote all their Company Ordinary Shares at the meeting.
Q:	What vote of our shareholders is required to approve the adjournment proposal?
A:	Approval of the resolution to adjourn the extraordinary general meeting, if necessary or appropriate, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and authorize the Merger Agreement and the Plan of Merger, requires the affirmative vote of at least a majority of the votes cast in person or by proxy at the extraordinary general meeting.
Q:	How does our board of directors recommend that I vote on the proposals?
A:	After careful consideration, our board of directors unanimously recommends that you vote:
•	FOR the proposal to approve and authorize the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and to authorize our directors and officers to take any and all actions necessary or advisable to effect the same; and
•	FOR the proposal to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, in order to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

You should read “The Merger — Reasons for the Merger and Recommendation of Our Board of Directors” beginning on page 23 for a discussion of the factors that our board of directors considered in deciding to recommend the approval and authorization of the Merger Agreement and the Plan of Merger. In addition, in considering the recommendation of our board of directors with respect to the Merger Agreement and the Plan of Merger, you should be aware that some of our directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of our shareholders generally. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 35.

Q:	Who is entitled to vote at the extraordinary general meeting?
A:	The Record Date for voting at the extraordinary general meeting is the close of business in the Cayman Islands on July 29, 2013. Only shareholders entered in the register of shareholders of the Company as of the close of business in the Cayman Islands on the Record Date are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof. Only ADS holders of record of the Company as of the close of business in the Cayman Islands on the Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting.
Q:	What constitutes a quorum for the extraordinary general meeting?
A:	The presence, in person or by proxy, of one or more shareholders representing at least one-third of the outstanding Company Ordinary Shares as of the close of business in the Cayman Islands on the Record Date for voting at the extraordinary general meeting will constitute a quorum for the extraordinary general meeting.
Q:	After the Merger is completed, how will I receive the cash for my Shares?
A:	If you are a registered holder of Shares, promptly after the Effective Time, the paying agent appointed by Parent will mail you (a) a form of letter of transmittal for purposes of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any share certificates in exchange for the applicable merger consideration. If your Shares are represented by share certificates, upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, the paying agent will send you the Per Share Merger Consideration, without interest and less any applicable withholding taxes, for each Share represented by the share certificates in exchange for the cancellation of your share certificates after completion of the Merger.

If you hold your Shares in book-entry form, the paying agent will automatically send you the Per Share Merger Consideration, without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your Shares after completion of the Merger.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the Per Share Merger Consideration for each of those Shares.

The Per Share Merger Consideration may be subject to backup withholding of U.S. federal income tax at a 28 percent rate (for example, if you hold ADSs, or you are a U.S. Holder of Shares, or you hold Shares through a U.S. financial institution) if you do not provide the paying agent or your broker, bank or other nominee, as applicable, with a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

In addition, although the Company was incorporated outside of the PRC, pursuant to PRC income tax law and regulations, under certain circumstances, the disposal by certain investors of a non-PRC company may result in PRC income tax liability. In the event that the Merger results in such PRC tax liability and we are required to withhold such tax, the consideration payable in connection with the Merger will be subject to withholding of relevant PRC income tax.

Q:	After the Merger is completed, how will I receive the cash for my ADSs?
A:	If your ADSs are represented by American Depositary Receipts (“ADRs”), upon the ADS Depositary’s receipt of your ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS Depositary after the Effective Time), the ADS Depositary will send you a check for thirty-one U.S. dollars (US$31.00) per ADS (less a cancellation fee of US$0.05 per ADS) for each ADS you own as of immediately prior to the Effective Time, without interest and less any applicable withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of the ADSs represented by your ADRs after the completion of the Merger.

If you hold your ADSs in uncertificated form, that is, without an ADR, the ADS Depositary will automatically send you a check for the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS you own as of immediately prior to the Effective Time, without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your ADSs after the completion of the Merger.

If your ADSs are held in “street name” by your broker, bank or other nominee, the ADS Depositary will arrange for the surrender of the ADSs for cancellation and the remittance of the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS you own as of immediately prior to the Effective Time with The Depository Trust Company (the clearance and settlement system for the ADSs), without interest and less any applicable withholding taxes for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS you own as of immediately prior to the Effective Time, please contact your broker, bank or nominee.

The Per ADS Merger Consideration may be subject to backup withholding of U.S. federal income tax at a 28 percent rate (for example, if you hold ADSs, or you are a U.S. Holder of Shares, or you hold Shares through a U.S. financial institution) if you do not provide the ADS Depositary or your broker, bank or other nominee, as applicable, with a properly completed U.S. IRS Form W-9 or the appropriate U.S. IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

In addition, although the Company was incorporated outside of the PRC, pursuant to PRC income tax law and regulations, under certain circumstances, the disposal by certain investors of a non-PRC company may result in PRC income tax liability. In the event that the Merger results in such PRC tax liability and we are required to withhold such tax, the consideration payable in connection with the Merger will be subject to withholding of relevant PRC income tax.

Q:	How do I vote if Company Ordinary Shares are registered in my name?
A:	If Company Ordinary Shares are registered in your name (that is, you do not hold ADSs or otherwise hold such Company Ordinary Shares through a broker, bank or other nominee) as of the close of business in the Cayman Islands on the Record Date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible, but in any event, the proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013, so that your Company Ordinary Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, if you own Company Ordinary Shares as of the close of business in the Cayman Islands on the Record Date, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Company Ordinary Shares represented by your proxy will be voted FOR the approval and authorization of the Merger Agreement and the Plan of Merger and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting; provided, that if you appoint a person other than the chairman of the meeting as proxy, the Company Ordinary Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If your Company Ordinary Shares are held by your broker, bank or other nominee, then your broker, bank or other nominee will only vote your Company Ordinary Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Company Ordinary Shares. If you do not instruct your broker, bank or other nominee how to vote your Company Ordinary Shares that it holds those Company Ordinary Shares may not be voted.

Q:	How do I vote if I own ADSs?
A:	If you own ADSs as of the close of business in the Cayman Islands on the Record Date, you cannot vote at the meeting directly, but you may instruct the ADS Depositary (as the holder of the Company Ordinary Shares underlying your ADSs) how to vote the Company Ordinary Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS Depositary no later than 10:00 a.m., New York City time, on August 28, 2013. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Company Ordinary Shares represented by your ADSs in accordance with your voting instructions. If the ADS Depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS Depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS Depositary to vote in favor of the items set forth in the voting instructions.

If your ADSs are held by your broker, bank or other nominee, then your broker, bank or other nominee will only vote the Company Ordinary Shares underlying your ADSs on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote the Company Ordinary Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Company Ordinary Shares that it holds in ADS form those Company Ordinary Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposals?
A:	If you abstain from voting, fail to cast your vote in person or by submitting a proxy or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Vote Required.”

Brokers, banks or other nominees who hold our Company Ordinary Shares in “street name” for customers who are the beneficial owners of such Company Ordinary Shares may not give a proxy to vote those customers’ Company Ordinary Shares in the absence of specific instructions from those customers. Broker non-votes from brokers who attend the meeting in person or by proxy, if any, will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Q:	May I change my vote?
A:	Holders of Company Ordinary Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:
•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, Attention: Spreadtrum Communications, Inc.
•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013.
•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Company Ordinary Shares through a broker and has instructed the broker to vote the shareholder’s Company Ordinary Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 10:00 a.m., New York City time, on August 28, 2013. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.
•	Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS Depositary bearing a later date than the voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	Should I send in my share certificates or my ADRs now?
A:	No. If you hold share certificates or ADRs after the Merger is completed, you will be sent a letter of transmittal with written instructions for exchanging your Shares or your ADRs for the Per Share Merger Consideration or the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS), as applicable. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration. Please do not send your share certificates or ADRs in now.

Q:	What happens if I sell my Company Ordinary Shares or ADSs before the extraordinary general meeting?
A:	The Record Date for voting at the extraordinary general meeting is the close of business in the Cayman Islands on July 29, 2013, which is earlier than the date of the extraordinary general meeting and the date that the Merger is expected to be completed. If you transfer your Company Ordinary Shares after the close of business in the Cayman Islands on the Record Date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the Per Share Merger Consideration, without interest and less any applicable withholding taxes, for each Company Ordinary Share you own as of immediately prior to the Effective Time to the person to whom you transfer your Company Ordinary Share, so long as such person is registered as the owner of such Company Ordinary Share when the Merger is completed. In such case, your vote is still very important and you are encouraged to vote.

If you transfer your ADSs after the close of business in the Cayman Islands on the Record Date, you will retain your right to instruct the ADS Depositary to vote at the extraordinary general meeting, but will transfer the right to receive the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS), without interest and less any applicable withholding taxes, for each ADS you own immediately prior to the Effective Time to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the Merger is completed.

Q:	Do shareholders have dissenters’ rights?
A:	Yes. Shareholders who hold their Company Ordinary Shares in their own name at the time of the vote on the resolution to approve and authorize the Merger Agreement and the Plan of Merger will have the right to dissent from the Merger and seek payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on September 4, 2013, written notice of objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under the Cayman Companies Law and where applicable by the Grand Court of the Cayman Islands (the “Grand Court”) pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement, if you did not exercise dissenter rights with respect to your Shares.

ADS holders will not have the right to dissent from the Merger and seek payment of the fair value of the Shares underlying their ADSs. The ADS Depositary will not attempt to exercise any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS Depositary for cancellation, pay the ADS Depositary’s fees required for such cancellation, and provide instructions for the registration of the corresponding Shares, and become registered holders of Company Ordinary Shares by the extraordinary general meeting on September 4, 2013. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 58 as well as “Annex F — Cayman Companies Law (as amended) — Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to perfect dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?
A:	If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs for cancellation to the ADS Depositary. Upon your payment of its fees, including a cancellation fee of US$0.05 per ADS and any applicable taxes, the ADS Depositary will transfer the Company Ordinary Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS Depositary for the purposes of exercising dissenters’ rights is the close of business on August 28, 2013, New York City time (which allows time for the ADS Depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become holders of record before or at the extraordinary general meeting on September 4, 2013).

You must become a registered holder of Company Ordinary Shares and submit a written notice of objection to the Merger prior to the extraordinary general meeting.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 58 as well as “Annex E — Cayman Companies Law (as amended) — Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?
A:	To assist in the solicitation of proxies, the Company has engaged Innisfree M&A Incorporated as its proxy solicitor.
Q:	Who can help answer my questions?
A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries). Banks and brokers may call collect at +1-212-750-5833.
Q:	What do I need to do now?
A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

SUMMARY TERM SHEET

The references to the Merger Sub throughout this proxy statement assume that the formation of Merger Sub has been completed and that Merger Sub has been joined as a party to the Merger Agreement by the execution of the Joinder Agreement by all parties. The formation of Merger Sub and the execution of the Joinder Agreement will not necessarily be complete at the time that the Company furnishes this proxy statement to the U.S. Securities and Exchange Commission on Form 6-K, but will be complete at the time that the proxy statement is mailed to our shareholders.

The Parties Involved in the Merger

Spreadtrum Communications, Inc.

We are a fabless semiconductor company that designs, develops and markets mobile chipset platforms for smartphones, feature phones and other consumer electronics products that support 2G, 3G and 4G wireless communications standards. Our solutions combine our highly integrated power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling our customers, who purchase our baseband and radio frequency bundle semiconductors or single baseband and RF integrated chips, to achieve faster design cycles with a lower development cost. We offer a comprehensive portfolio of integrated baseband processor solutions that support a broad range of wireless communications standards, including GSM, GPRS, EDGE, TD-SCDMA, WCDMA, HSPA, HSPA+ and LTE, as well as a wide array of multimedia capabilities. Our customers include distributors and global and manufacturers based in the People’s Republic of China (the “PRC”) developing mobile products for consumers in the PRC and other markets around the world. We have extensive experience in designing GSM/GPRS/EDGE, TD-SCDMA/HSPA, WCDMA/HSPA, TD-LTE and FDD-LTE baseband semiconductors and RF transceivers with integrated multimedia functionality and have developed expertise in the areas of semiconductor hardware design, wireless software and wireless terminal platform.

The Company’s principal executive offices are located at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2012 filed on April 26, 2013, which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 68 for a description of how to obtain a copy of our Annual Report.

Tsinghua Unigroup Ltd.

Parent is a private company with limited liability registered under the laws of the PRC and an operating subsidiary of Tsinghua Holdings, a solely state-owned limited liability corporation funded by Tsinghua University that is responsible for managing a substantial majority of Tsinghua University’s commercial assets. As of December 31st, 2012, Tsinghua Holdings’ total assets approximated 70.4 billion RMB and Tsinghua had EBITDA of approximately 4.07 billion RMB and net income of approximately 1.45 billion RMB for fiscal 2012. Tsinghua Holdings’ corporate credit rating is AA+ according to CCXI, the Chinese domestic JV partner of Moody's and the leading credit rating agency in China. Additional information about Tsinghua Holdings can be found at (http://www.thholding.com.cn/english/simpleindex.aspx). Parent’s business lines include high-technology generally, bio-technology, real estate and urban infrastructure construction. Parent’s principal executive offices are located at 25F, Building A, S.P Tower, Tsinghua Science Park, Beijing 100084, P.R.C.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned, indirect, subsidiary of Parent formed for the purpose of effecting the Merger. Merger Sub’s registered office is located at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. In accordance with the Merger Agreement, Merger Sub joined as a party to the Merger Agreement pursuant to a joinder agreement, the form of which is attached as Annex C to this proxy statement.

The Merger (Page 20)

You are being asked to vote for the approval and authorization of the Merger Agreement and the Plan of Merger. Pursuant to the Merger Agreement, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of our shareholders and the other conditions to completion of the Merger are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned indirect subsidiary of Parent with an amended and restated memorandum and articles of association. If the Merger is completed, the Company will cease to be a publicly-traded company and its ADSs will no longer be listed on the NASDAQ Global Market (the “NASDAQ”) and the American Depositary Shares program for the ADSs will terminate.

Copies of the Merger Agreement and the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement and are incorporated into this proxy statement by reference. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

If the Merger is approved and the other conditions to the completion of the Merger are satisfied or waived in accordance with the terms of the Merger Agreement, the Company will file the Plan of Merger with the Registrar and the Registrar will register the Plan of Merger and issue a certificate of merger. The Merger will be effective on the date and time the Plan of Merger is registered by the Registrar.

Merger Consideration (Page 33)

If the Merger is completed, our shareholders, other than holders of Excluded Shares (as defined and further described in the section entitled “The Merger Agreement — Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Shares Units”), will be entitled to receive the Per Share Merger Consideration for each Company Ordinary Share owned by such shareholders as of immediately prior to the Effective Time or the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS owned by such ADS holders as of immediately prior to the Effective Time, in each case in cash, without interest and less any applicable withholding taxes. If the Merger is completed, our shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (“Dissenting Shareholders”) will not receive the Per Share Merger Consideration or the Per ADS Merger Consideration from Parent and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such Dissenting Shareholder’s Shares (“Dissenters’ Shares”).

Treatment of Company Stock Options and Restricted Share Units (Page 33)

Each vested stock option (or vested portion of a partially vested stock option) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to the number of Company Ordinary Shares or ADSs underlying such vested stock option immediately prior to the Effective Time multiplied by the difference between the applicable exercise price and the Per Share Merger Consideration or the Per ADS Merger Consideration, respectively, in cash, without interest and less any applicable withholding taxes. Each vested restricted share unit that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (i) in the case of a restricted share unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration, or (ii) in the case of a restricted share unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, in each case, in cash, without interest and less any applicable withholding taxes.

If the Merger is completed, each unvested stock option (or unvested portion of a partially vested stock option) or unvested restricted share unit that remains outstanding as of immediately prior to the Effective Time will be assumed by the surviving company, and thereafter may be exercised or settled, as applicable, in accordance with the Merger Agreement, including the right to receive cash in lieu of ordinary shares of the surviving company in certain circumstances. See “The Merger Agreement — Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units” beginning on page 42.

Record Date; Company Ordinary Shares and ADSs Entitled to Vote (Page 39)

You are entitled to vote at the extraordinary general meeting only if you have Company Ordinary Shares registered in your name as of the close of business in the Cayman Islands on the Record Date.

If you are a record holder of ADSs as of the close of business in the Cayman Islands on the Record Date, you may instruct the ADS Depositary how to vote the Company Ordinary Shares underlying your ADSs by filling out the ADS Voting Instructions Card, the form of which is attached as Annex D. However, you cannot vote at the extraordinary general meeting directly. The ADS Depositary must receive your instructions no later than 10:00 a.m., New York City time, on August 28, 2013, in order to ensure that the Company Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will not vote or attempt to exercise the right to vote the Company Ordinary Shares underlying your ADSs other than in accordance with those instructions, or if you do not give any instructions to the ADS Depositary.

Each Company Ordinary Share outstanding as of the close of business in the Cayman Islands on the Record Date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof. As of the close of business in the Cayman Islands on the Record Date, there will be approximately 151,226,768 Company Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting. If you had Company Ordinary Shares registered in your name as of the close of business in the Cayman Islands on the Record Date, you must fill out the proxy card, the form of which is attached as Annex E and deliver the proxy card to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013. Please note that if you hold your Company Ordinary Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Company Ordinary Shares or ADSs if you wish to submit your proxy for the extraordinary general meeting. See “Voting Information” below.

Vote Required (Page 39)

Under the Cayman Companies Law and pursuant to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement cannot occur unless the Merger Agreement and the Plan of Merger are approved and authorized by a special resolution passed by the Company Requisite Vote. Voting at the extraordinary general meeting will take place by poll voting and each shareholder will have one vote for each Company Ordinary Share held as of the close of business in the Cayman Islands on the Record Date.

As of the close of business in the Cayman Islands on the Record Date, there will be approximately 151,226,768 Company Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting. Based on the number of Company Ordinary Shares that are entitled to vote at the extraordinary general meeting, at least approximately 100,817,846 Company Ordinary Shares must be voted in favor of the proposal to approve and authorize the Merger Agreement and the Plan of Merger in order for the proposal to be approved, assuming all of our shareholders will be present in person or by proxy at the extraordinary general meeting and will vote all their Company Ordinary Shares at the meeting.

Procedures for Voting (Page 39)

Holders of Company Ordinary Shares

Before voting your Company Ordinary Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Company Ordinary Shares can be voted at the extraordinary general meeting, please complete and submit the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. Your proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013. If a broker holds your Company Ordinary Shares in “street name,” your broker should provide you with instructions on how to vote your Company Ordinary Shares.

Holders of ADSs

If you own ADSs as of the close of business in the Cayman Islands on the Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the record holder of the Shares underlying the ADSs) how to vote the Company Ordinary Shares underlying your ADSs. The ADS Depositary has advised us that it intends to mail this proxy statement, the accompanying notice of the extraordinary general meeting and a voting instruction card to each holder who held such ADS as of the close of business in the Cayman Islands on the Record Date. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS Depositary will vote or cause to be voted the amount of Company Ordinary Shares represented by the ADSs held by such holder, in accordance with the instructions set forth in such voting instruction card. The ADS Depositary must receive such instructions no later than 10:00 a.m., New York City time, on August 28, 2013 in order to ensure that the Company Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary has advised us that it will not vote or attempt to exercise the right to vote the Company Ordinary Shares represented by ADSs other than in accordance with properly executed voting instruction cards, or if no instructions are given in respect of such ADSs.

Dissenters’ Rights of Shareholders and ADS Holders (Page 58)

Shareholders who hold their Shares in their own name at the time of the vote on the resolution to approve and authorize the Merger Agreement and the Plan of Merger will have the right to dissent from the Merger and seek payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on September 4, 2013, written notice of objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you did not exercise dissenters’ rights with respect to your Shares. Any payment of amounts to shareholders exercising such dissenters’ rights will be funded by Parent.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT OR SEEK PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH CANCELLATION, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES AND BECOME HOLDERS OF COMPANY ORDINARY SHARES BY THE EXTRAORDINARY GENERAL MEETING ON SEPTEMBER 4, 2013. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY ORDINARY SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex F to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights. The deadline for surrendering ADSs to the ADS Depositary for the purposes of exercising dissenters’ rights is the close of business on August 28, 2013, New York City Time (which allows for the ADS Depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become holders of record before or at the extraordinary general meeting on September 4, 2013).

Conditions to the Merger (Page 52)

The obligations of each of Parent, Merger Sub and the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

•	the Company Requisite Vote has been obtained;
•	the parties to the Merger Agreement have made all necessary filings under the PRC Anti-Monopoly Law adopted on August 1, 2008 (the “PRC Anti-Monopoly Law”) and Parent has obtained the Required Approvals (subject to certain exceptions further described in the section entitled “The Merger Agreement — Conditions to the Merger”); and
•	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law, order, writ, assessment, decision, injunction, decree, judgment, ruling, award,

settlement or stipulation (collectively, an “Order”) (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger (subject to certain exceptions further described in the section entitled “The Merger Agreement — Conditions to the Merger”).

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

•	accuracy of the representations and warranties of the Company in the Merger Agreement (disregarding any materiality qualification in such representation) as of the date of the Merger Agreement and as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; provided that certain representation and warranties with respect to (i) capitalization of the Company, (ii) authorization and (iii) brokers are true and correct in all respects, other than de minimis inaccuracies, as of the date of the Merger Agreement and as of the date of the Closing as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date);
•	the Company has performed or complied in all material respects with all agreements and covenants required to be performed or complied by it under the Merger Agreement at or before the Effective Time;
•	since the date of the Merger Agreement, there has not occurred a Material Adverse Effect that is continuing;
•	Parent has received a certificate signed by an executive officer of the Company certifying that all of the above conditions with respect to the representations and warranties, performance of the agreements and covenants of the Company, and the absence of a Material Adverse Effect (as defined and further described in the section entitled “The Merger Agreement — Representations and Warranties”) have been satisfied; and
•	the holders of no more than 10 percent of the Shares have served a notice of dissent under Section 238(2) of the Cayman Companies Law.

The obligations of the Company to effect the Merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•	accuracy of the representations and warranties of Parent and Merger Sub in the Merger Agreement as of the date of the Merger Agreement and as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure to be true and correct would not, individually or in the aggregate, prevent or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement;
•	each of Parent and Merger Sub has performed or complied in all material respects with all agreements and covenants required to be performed or complied by it under the Merger Agreement at or prior to the Effective Time; and
•	the Company has received a certificate signed by an executive officer of Parent and Merger Sub certifying that all of the above conditions with respect to the representations and warranties and performance of the agreements and covenants of Parent and Merger Sub have been satisfied.

Effects of the Proposed Merger

The ADSs are currently listed on the NASDAQ under the symbol “SPRD.” Following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company wholly owned, indirectly, by Parent. After the Merger, the American Depositary Share Program will be terminated and the ADSs will cease to be listed on the NASDAQ, and price quotations with respect to sales of Company Ordinary Shares in the public market will no longer be available. In addition, registration of the Company’s Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be terminated. After the Effective Time, the Company will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”) or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies.

Recommendation of our Board of Directors (Page 38)

On July 12, 2013, our board of directors, after carefully considering all relevant factors, determined that the Merger is fair to, and in the best interests of, the Company and our shareholders, approved and authorized the execution, delivery and performance by the Company of the Merger Agreement and the completion of the transactions contemplated thereby, including the Merger, and directed that the approval and authorization of the Merger Agreement and the Plan of Merger be submitted to a vote at an extraordinary general meeting of our shareholders with the recommendation that our shareholders authorize and approve, by way of special resolution, the Merger Agreement and the Plan of Merger. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, AND THE AUTHORIZATION OF OUR DIRECTORS AND OFFICERS TO TAKE ANY AND ALL ACTIONS NECESSARY OR ADVISABLE TO EFFECT THE SAME, AND FOR THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING IN ORDER TO ALLOW US TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER IN THE EVENT THAT THERE ARE INSUFFICIENT PROXIES RECEIVED TO PASS THE SPECIAL RESOLUTION AT THE EXTRAORDINARY GENERAL MEETING.

The foregoing summary is qualified in its entirety by reference to, and you are encouraged to refer to, “The Merger — Reasons for the Merger and Recommendation of Our Board of Directors” beginning on page 23, which provides a detailed discussion of the material factors considered by our board of directors in determining to recommend the approval and authorization of the Merger Agreement and the Plan of Merger.

Financing of the Merger; Guarantee (Page 33)

Parent has represented to us in the Merger Agreement that it will have available to it, as of or immediately after the Effective Time, all funds necessary for the payment to the paying agent of the aggregate amount of the exchange fund and any other amounts required to be paid by Parent in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and to pay all related expenses required to be paid by Parent and satisfy any of its other payment obligations under the Merger Agreement, subject to the receipt of applicable PRC governmental approvals. The completion of the Merger is not subject to any financing condition. In addition, Tsinghua Holdings Co., Ltd., Parent’s controlling shareholder (“Tsinghua Holdings”), provided a letter to the Company in which Tsinghua Holdings has committed to guarantee funding of Parent in order to enable Parent to fulfill its obligations under the Merger Agreement.

Opinion of the Company’s Financial Advisor (Page 26)

Our board of directors retained Morgan Stanley Asia Limited (“Morgan Stanley”) to act as its financial advisor in connection with the Merger. On July 12, 2013, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to our board of directors, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley, as set forth in its opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of Shares and ADSs, respectively, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated as of July 12, 2013, is included as Annex G to this proxy statement. You should read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering the opinion. Morgan Stanley’s opinion is directed to our board of directors and addresses only the fairness from a financial point of view of the Per Share Merger Consideration and Per ADS Merger Consideration pursuant to the Merger Agreement to holders of Shares and ADSs, respectively, as of the date of the opinion. The Morgan Stanley opinion does not address any other aspects of the Merger and does not constitute a recommendation to any of our shareholders or ADS holders as to how to vote at any shareholders meeting related to the Merger or to take any other action with respect to the Merger.

Interests of Our Executive Officers and Directors in the Merger (Page 35)

In considering the recommendations of our board of directors, our shareholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the Merger that are, or may be, different from, or in addition to those of our shareholders generally. These interests include, among others:

•	Upon the completion of the Merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS), as applicable, for such Shares or ADSs. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the Shares and ADSs owned by them on the date of this proxy statement will be approximately US$197.9 million (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).
•	Certain directors and executives hold stock options or restricted share units under the Company Stock Plans. Each vested stock option (or vested portion of a partially vested stock option) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to the number of Shares or ADSs underlying such vested stock option immediately prior to the Effective Time multiplied by the difference between the applicable exercise price and the Per Share Merger Consideration or the Per ADS Merger Consideration, respectively, in cash, without interest and less any applicable withholding taxes. Each vested restricted share unit that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (i) in the case of a restricted share unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration, or (ii) in the case of a restricted share unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, in each case, in cash, without interest and less any applicable withholding taxes. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the vested stock options (or vested portions of partially vested stock options) and vested restricted share units will be approximately US$61.3 million assuming the closing of the Merger (the “Closing”) occurs on January 15, 2014, the Termination Date as defined in the Merger Agreement, (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law). Each unvested option (or unvested portion of a partially vested option) or unvested restricted share unit that remains outstanding as of immediately prior to the Effective Time will be assumed by the surviving company, and thereafter may be exercised or settled, as applicable, in accordance with the Merger Agreement, including the right to receive cash in lieu of ordinary shares of the surviving company in certain circumstances. See “The Merger Agreement —Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units” beginning on page 42.
•	Employment agreements by and between the Company and each of Leo Li and Shannon Gao provide for compensation and benefits during the term of each of Mr. Li and Ms. Gao’s employment following the Merger. Each of Mr. Li and Ms. Gao has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following his or her termination of employment.
•	Provisions under the Merger Agreement for continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors’ and officers’ of the Company.

Our board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions and recommendations with respect to the Merger Agreement and related matters. For a more detailed discussion of these interests, see “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 35.

Limitation on Solicitation and Considering Acquisition Proposals (Page 49)

The Merger Agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding Acquisition Proposals (as defined in the section entitled “The Merger Agreement — No Solicitation of Company Acquisition Proposals”). However, subject to specified conditions and requirements, we may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited Acquisition Proposal from such third party if our board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or would be reasonably expected to lead to a Superior Proposal (as defined in the section entitled “The Merger Agreement — No Solicitation of Company Acquisition Proposals”). See and read carefully “The Merger Agreement — No Solicitation of Company Acquisition Proposals” beginning on page 49.

Termination of the Merger Agreement (Page 54)

The Merger Agreement may be terminated at any time prior to the consummation of the Merger:

(a)	by mutual written consent of the Company and Parent; or
(b)	by either of the Company or Parent, if:
•	upon a Termination Date Termination Event (as defined and further described in the section entitled “Merger Agreement — Termination of the Merger Agreement”);
•	there occurs a No Vote Termination Event (as defined and further described in the section entitled “Merger Agreement — Termination of the Merger Agreement”); or
•	there occurs a Permanent Order Termination Event (as defined and further described in the section entitled “Merger Agreement — Termination of the Merger Agreement”); or
(c)	by the Company, if:
•	prior to the time that the Company Requisite Vote is obtained or during the Go-Shop Period, there is an Alternative Transaction Termination Event (as defined and further described in the section entitled “Merger Agreement — Termination of the Merger Agreement”); or
•	Parent or Merger Sub has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, such that the corresponding condition to the Closing would not be satisfied and such breach or inaccuracy cannot be cured or, if curable, is not cured by Parent or Merger Sub within 30 days after notice of such breach or if earlier, five business days prior to the Termination Date; provided that this termination right is not available to the Company if the Company is then in material breach of the Merger Agreement and such breach causes any of the conditions to the Closing for the benefit of Parent or Merger Sub not to be satisfied; or
(d)	by Parent, if:
•	there occurs a Change of Recommendation Termination Event (as defined and further described in the section entitled “Merger Agreement — Termination of the Merger Agreement”); or
•	the Company has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, such that the corresponding condition to the Closing would not be satisfied and such breach or inaccuracy cannot be cured or, if curable, is not cured by the Company within 30 calendar days after notice of such breach or if earlier, five business days prior to the Termination Date; provided that this termination right is not available to the Company if the Company is then in material breach of the Merger Agreement and such breach causes any of the conditions to the Closing for the benefit of the Company to be satisfied.

Termination Fee (Page 55)

The Company would be required to pay Parent a termination fee in the event that the Merger Agreement is terminated:

•	by either Parent or the Company pursuant to a Termination Date Termination Event if (i) the extraordinary general meeting has not been held (other than as a result of an Order) or the Company has materially and willfully breached the Merger Agreement, (ii) prior to such termination, an Acquisition Proposal (as defined and further described in the section entitled “Merger Agreement — Termination Fee” beginning on page 55), whether or not conditional, was made public or otherwise became publicly known or had commenced or otherwise submitted, made or had become known to our board of directors and (iii) within 12 months of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal (regardless of whether such Acquisition Proposal is the same Acquisition Proposal first referenced in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15 percent in the definition of “Acquisition Proposal” will be deemed to be references to 50 percent;
•	by either Parent or the Company pursuant to a No Vote Termination Event if (i) prior to the extraordinary general meeting, an Acquisition Proposal, whether or not conditional, was made public or otherwise became publicly known or had commenced and (ii) within 12 months of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal (regardless of whether or not such Acquisition Proposal is the same Acquisition Proposal first referred to in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15 percent in the definition of “Acquisition Proposal” are deemed to be references to 50 percent;
•	by Parent pursuant to a Change of Recommendation Termination Event;
•	by the Company pursuant to an Alternative Transaction Termination Event;
•	by either Parent or the Company pursuant to a Termination Date Termination Event or a Permanent Order Termination Event and, at the time of such termination, the conditions to the Closing set forth in the Merger Agreement have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (i) any failure to obtain any material approvals from any governmental entities of the United States that are necessary for the consummation of the transactions contemplated by the Merger Agreement or (ii) an Order of any governmental entity of the United States that restrains, enjoins or otherwise prohibits the consummation of the Merger, in each case of clauses (i) and (ii), other than as a result of a breach of the Merger Agreement by Parent or Merger Sub.

The amount of the termination fee described above is equal to RMB 460,000,000, except that the amount of the termination fee is RMB 230,000,000 if the Company terminates the Merger Agreement pursuant to an Alternative Transaction Termination Event in connection with an Acquisition Proposal received by the Company during the Go-Shop Period.

Parent would be required to pay to Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”) a commitment fee of RMB 460,000,000 in the event that the Merger Agreement is terminated by either the Company or Parent pursuant to a Termination Date Termination Event or a Permanent Order Termination Event and, at the time of such termination, the conditions to the Closing set forth in the Merger Agreement have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (i) failure to obtain any of the Required Approvals (as defined and further described in the section entitled “Merger Agreement — Agreement to Use Reasonable Best Efforts”), other than Required Approvals waived by Parent, or (ii) an Order of any governmental entity of the PRC that restrains, enjoins or otherwise prohibits the consummation of Merger, unless Parent waived conditions regarding such Order.

Promptly (and in any case within three business days) after the Company Requisite Vote is obtained, each of the Company and Parent is required to deposit RMB 460,000,000 into an escrow account with an escrow agent to be agreed by Parent and the Company, which amounts will be held and released by such escrow agent in payment of the Company’s termination fee or Parent’s commitment fee under certain circumstances, subject to the terms of the Merger Agreement and an escrow agreement to be agreed by Parent and the Company.

Certain Material U.S. Federal Income Tax Consequences (Page 62)

For a U.S. Holder (as defined below under “Certain Material U.S. Federal Income Tax Consequences”), the receipt of cash in exchange for Shares or ADSs pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. It may also be a taxable transaction under other applicable tax laws. See “Certain Material U.S. Federal Income Tax Consequences” beginning on page 62. The tax consequences of the Merger to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the tax consequences of the Merger to you.

Certain Material People’s Republic of China Income Tax Consequences (Page 65)

For certain of our shareholders who are non-PRC resident investors, the receipt of cash in exchange for Shares or ADSs pursuant to the merger may give rise to the PRC tax reporting obligations and may be a taxable transaction for purposes of the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698,” Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008. See the letter from the Company regarding Circular 698, dated July 26, 2013, that accompanies this proxy statement. See also “Certain Material People’s Republic of China Income Tax Consequences” beginning on page 65. You should consult your tax advisors for a full understanding of whether you are subject to the PRC tax reporting obligations, and of the PRC tax consequences of the Merger to you.

Certain Material Cayman Islands Tax Consequences (Page 66)

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Shares and ADSs under the terms of the Merger Agreement. This is subject to the qualification that a Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands, or produced before a court of the Cayman Islands; and registration fees will be payable to the Cayman Islands Registrar to register the Plan of Merger. See “Certain Material Cayman Islands Tax Consequences” beginning on page 66.

Regulatory Matters (Page 36)

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the Merger other than the Required Approvals (as defined and discussed in the section entitled “The Merger Agreement — Agreement to Use Reasonable Best Efforts”), the approvals, filings or notices required under the U.S. federal securities laws, the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Companies Law) with the Registrar and, in the event the Merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notification of the Merger being published in the Cayman Islands Gazette.

Expenses (Page 56)

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses, except as otherwise provided in the Merger Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to consummate the Merger, including the approval and authorization of the Merger Agreement and the Plan of Merger by our shareholders and the receipt of required regulatory approvals;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;
•	the effect of the announcement or pendency of the Merger on our business relationships, operating results and business generally;
•	the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;
•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;
•	diversion of our management’s attention from our ongoing business operations;
•	the amount of the costs, fees, expenses and charges related to the Merger;
•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and
•	other risks detailed in our filings with the SEC, including the information set forth under the caption in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012. See “Where You Can Find More Information” on page 68.

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

THE MERGER

Background of the Merger

A number of the events leading to the execution of the Merger Agreement described in this Background of the Merger occurred in the PRC. As a result, Beijing Standard Time is used for all dates and times given in this Background of the Merger.

Our board of directors and senior management have reviewed periodically the Company’s long-term strategic plan with the goal of enhancing shareholder value. As part of this ongoing process, our board of directors and senior management have, from time to time, considered strategic alternatives that may be available to the Company. In addition, the Company has, from time to time, been approached by strategic parties regarding the possibility of acquiring a minority or majority equity interest in the Company, or an acquisition of some, all or substantially all of the Company’s outstanding shares or assets. The Company has engaged in such strategic discussions from time to time, with parties including industry strategic parties, financial sponsor groups and Chinese state owned enterprises.

On June 12, 2013, the Company publicly announced its anticipated results for the quarter ending June 30, 2013, increasing its second quarter revenue guidance estimate range that had been previously announced.

On June 13, 2013, the Company engaged Kilometre Capital (“Kilometre”) to serve as the Company’s strategic execution consultant to coordinate, discuss and evaluate strategic considerations and options available to the Company. Representatives of Kilometre spoke with representatives of Tsinghua Unigroup on June 13, 2013 regarding the Company, its business and perspectives on its valuation and to ask general questions about Tsinghua Unigroup and its objectives.

Between June 14 and June 18, 2013, representatives of Tsinghua Unigroup and the Company engaged in discussions regarding the possibility and timing of Tsinghua Unigroup making an offer to acquire the Company.

On June 19, 2013, representatives of Tsinghua Unigroup met with Dr. Leo Li, the Company’s President and Chief Executive Officer, and representatives of Kilometre. At this meeting, the parties discussed the Company’s valuation and Tsinghua Unigroup’s intention to make an offer to acquire all of the outstanding shares of the Company.

On June 20, 2013, representatives of Tsinghua Unigroup notified the Company that it was planning to make a preliminary proposal for the acquisition of all outstanding shares of the Company. On the evening of June 20, 2013, Tsinghua Unigroup delivered to the Company a preliminary, non-binding proposal to acquire the Company at a price of US$28.50 in cash per ADS (the “Unigroup Proposal”), together with a copy of a letter of support (the “Support Letter”) from Tsinghua Holdings to Tsinghua Unigroup in which Tsinghua Holdings committed to guarantee the funding for the proposed acquisition by Tsinghua Unigroup. Upon receipt of the Unigroup Proposal and the Support Letter, the Company consulted with its outside legal counsel, Fenwick & West LLP (“Fenwick”), and Kilometre, and informed our board of directors.

On June 21, 2013, our board of directors met, along with members of the Company’s management and representatives of Fenwick, to discuss the Unigroup Proposal, the engagement of a financial advisor to evaluate the fairness of the Unigroup Proposal and advise our board of directors with respect to potential alternatives, and the issuance of a press release announcing the receipt of the Unigroup Proposal. Fenwick also advised our board of directors with respect to the directors’ fiduciary duties in connection with the Unigroup Proposal. Our board of directors directed management to issue the press release, and authorized management to enter into a confidentiality agreement, and commence a due diligence process, with Tsinghua Unigroup. Following this meeting, on June 21, 2013, the Company issued a press release announcing receipt of the Unigroup Proposal.

From June 24 through 26, 2013, the Company, with the assistance of Fenwick, negotiated with Tsinghua Unigroup the terms of a confidentiality and standstill agreement. On June 26, 2013, the Company and Tsinghua Unigroup entered into a confidentiality and standstill agreement, upon which the Company began providing confidential information to Tsinghua Unigroup in support of its due diligence review of the Company. From this time until the execution of the Merger Agreement on July 12, 2013, representatives of

Tsinghua Unigroup and its advisors engaged in a comprehensive due diligence investigation of the Company and its operations, including meetings with representatives of the Company and its advisors, visits to certain of the Company’s facilities in the PRC and review of due diligence documents and materials made available to Tsinghua Unigroup by the Company.

On June 24 and 25, 2013, the Company’s management, together with representatives of Kilometre and Fenwick, interviewed seven candidates to serve as the Company’s financial advisor for the purpose of advising our board of directors with respect to the fairness of the consideration to be paid by Tsinghua Unigroup and assisting our board of directors in assessing the potential interest of other parties in an acquisition of the Company as an alternative to the Unigroup Proposal.

On June 27, 2013, our board of directors met, along with members of the Company’s management and representatives of Fenwick, to discuss the selection of a financial advisor to provide our board of directors with a fairness opinion with respect to any transaction and to conduct a market check to assess potential alternatives to the Unigroup Proposal, and to discuss the formal engagement by our board of directors of Kilometre as a strategic execution consultant to facilitate the evaluation and negotiations of the transaction with Tsinghua Unigroup and to coordinate and manage the overall transaction process.

On July 1, 2013, representatives of Morrison & Foerster LLP (“Morrison & Foerster”), Tsinghua Unigroup’s outside legal counsel, sent an initial draft of a merger agreement to representatives of Fenwick.

On July 2, 2013, our board of directors met, along with members of the Company’s management and representatives of Fenwick, and approved the engagement of Morgan Stanley as the Company’s financial advisor. In addition, our board of directors ratified the engagement of Kilometre as the Company’s strategic execution consultant. Representatives of Fenwick then discussed the fiduciary duties of our board of directors. Representatives of Morgan Stanley and Kilometre then joined the meeting, and our board of directors and representatives of Kilometre and Fenwick discussed the Unigroup Proposal, including the valuation goals of our board of directors and the process for negotiating a transaction with Tsinghua Unigroup. Our board of directors and representatives of Morgan Stanley, Kilometre and Fenwick then discussed the advisability of contacting other potential parties to ascertain their interest in an acquisition of the Company. Morgan Stanley presented a list of potential buyers whom it proposed to contact and a proposed timeline for this process, and our board of directors authorized Morgan Stanley to proceed with the market check process and approach the list of potential buyers as proposed to our board of directors by Morgan Stanley. Fenwick then reported to our board of directors regarding key issues in the initial draft merger agreement delivered by Tsinghua Unigroup, and our board of directors discussed these issues.

On July 2, 2013, the Company issued a press release announcing that it had retained Morgan Stanley as its financial advisor.

On July 4, 2013, representatives of Fenwick provided a revised draft of the merger agreement to representatives of Morrison & Foerster reflecting certain changes to the draft agreement previously provided by Morrison & Foerster, and on July 8, 2013, representatives of Morrison & Foerster distributed a further revised merger agreement to representatives of Fenwick.

On July 9, 2013, our board of directors met, along with members of the Company’s management and representatives of Fenwick, Morgan Stanley and Kilometre. Representatives of Morgan Stanley updated our board of directors as to the status of the market check being conducted to solicit interest from other potential buyers, noting that as of that time, Morgan Stanley had approached seven potential strategic buyers and seven potential financial buyers, none of which had made a proposal for any transaction. Kilometre also informed the directors that, during the week of July 1, 2013, Kilometre had approached two other PRC state-owned enterprises, neither of which had made a proposal for any transaction. Our board of directors then discussed with the representatives of Morgan Stanley and Kilometre whether an extension of this market check process to additional parties, or further discussions with the parties that had been contacted by Morgan Stanley, would be likely to result in a proposal for an acquisition of the Company at a valuation that was higher than that proposed by Tsinghua Unigroup. Following discussion, and in view of the responses received in this process and the absence of other inquiries since the June 21, 2013 press release, our board of directors determined not to extend the market check process at such time. Morgan Stanley then reviewed with our board of directors its preliminary financial analysis of the Company based on the consideration proposed to be paid by Tsinghua Unigroup in the Unigroup Proposal of US$28.50 per ADS. Our board of directors discussed with Fenwick the issues to be further negotiated in the draft merger agreement. Our board of directors also directed Kilometre and management to further negotiate with Tsinghua Unigroup to seek to increase the purchase price offered by Tsinghua Unigroup, and provided direction to Kilometre and management as to the valuations that would be acceptable to our board of directors.

From July 9 through July 11, 2013, representatives of management and Kilometre met with representatives of Tsinghua Unigroup and negotiated the amount of the per Share and the per ADS merger consideration and certain other key terms of the merger agreement, including the consequences of failure to obtain required government approvals and the treatment of outstanding stock options and restricted share units. On July 10 and 11, 2013, representatives of Fenwick and Morrison & Foerster negotiated the other terms, and the final form, of the Merger Agreement.

On July 11, 2013, representatives of Kilometre and Tsinghua Unigroup reached agreement, subject to approval by our board of directors, on a price of US$31.00 per ADS, on the payment of reciprocal fees by Tsinghua Unigroup and the Company in the event that the Merger is not completed due to failure to obtain required government approvals in the PRC and the United States, respectively, and on the treatment of outstanding stock options and restricted share units.

On July 11, 2013, our board of directors met along with members of the Company’s management and representatives of Fenwick, Morgan Stanley and Kilometre. Representatives of Kilometre reviewed the valuation and other key terms that they and management had negotiated with Tsinghua Unigroup, and representatives of Morgan Stanley discussed a financial analysis of the Company and the consideration to be paid by Tsinghua Unigroup in the Merger and stated that Morgan Stanley was prepared to deliver its opinion that the consideration to be paid to our shareholders is fair from a financial point of view, subject to reviewing the final merger agreement. Our board of directors determined that it was prepared to proceed with a transaction at the US$31.00 per ADS price that had been negotiated with Tsinghua Unigroup, and directed management and the representatives of Kilometre and Fenwick to complete the negotiation of the Merger Agreement.

On July 11 and 12, 2013, representatives of Kilometre and Fenwick completed the negotiation of the Merger Agreement with representatives of Tsinghua Unigroup and Morrison & Foerster.

On July 12, 2013, our board of directors met along with members of the Company’s management and representatives of Fenwick, Morgan Stanley and Kilometre. Following an update from Kilometre on the status of negotiations with Tsinghua Unigroup, representatives of Fenwick summarized for our board of directors the key terms and final resolution of open issues in the merger agreement and the limited guarantee to be provided by Tsinghua Holdings. Morgan Stanley then provided its oral opinion, subsequently confirmed in writing and attached hereto as Annex G, to our board of directors to the effect that, as of July 12, 2013, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the thirty-one U.S. dollars (US$31.00) per ADS, or the ten and one-third U.S. dollars (US$10.33) per Share, cash merger consideration to be received by the holders of ADSs and Shares, respectively, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After considering the proposed terms of the Merger Agreement and the limited guarantee of Tsinghua Holdings, and the various presentations of Fenwick, Kilometre and Morgan Stanley, including receipt of Morgan Stanley’s oral opinion, and taking into account the other factors described below under the section entitled “Reasons for the Merger and Recommendation of Our Board of Directors,” our board of directors then unanimously determined that the Merger Agreement, Plan of Merger and the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its shareholders, declared it advisable for the Company to enter into the Merger Agreement, authorized management to do so, and recommended that our shareholders approve and authorize the Merger Agreement and the Plan of Merger.

Accordingly, on July 12, 2013, we and Tsinghua Unigroup executed the Merger Agreement and issued a joint press release.

Reasons for the Merger and Recommendation of Our Board of Directors

At a meeting on July 12, 2013, our board of directors:

•	determined that the Merger is fair to and in the best interests of, the Company and our shareholders, and declared it advisable to enter into the Merger Agreement;
•	approved and authorized the execution, delivery and performance by the Company of the Merger Agreement and the completion of the transactions contemplated thereby, including the Merger; and
•	directed that the approval and authorization of the Merger Agreement and the Plan of Merger be submitted to a vote at an extraordinary general meeting of our shareholders with the recommendation that our shareholders authorize and approve by way of a special resolution the Merger Agreement and the Plan of Merger.

In the course of reaching its determination, our board of directors considered the following substantive factors and potential benefits of the Merger, each of which our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	the current and historical market prices of our ADSs, including the fact that the thirty-one U.S. dollars (US$31.00) Per ADS Merger Consideration:
•	represents a 39.1 percent premium to the US$22.29 closing price of our ADSs on June 20, 2013, the last trading day immediately prior to the Company’s announcement on June 21, 2013, that it had received the US$28.50 per ADS proposal from Tsinghua Unigroup;
•	represents a 54.2 percent and 52.8 percent premium over the volume-weighted average closing price of the ADSs during the one month and three months, respectively, prior to the Company’s June 21, 2013 announcement; and
•	is higher than any price at which our ADSs have traded since our 2007 initial public offering.
•	our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the Merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders, including the alternative of remaining a publicly-traded company or pursuing another bidder for the Company, and our board of directors’ recognition of the challenges to our efforts to increase shareholder value as an independent publicly traded company, including:
•	trends in the Company’s industry, and competition we face from companies with substantially greater resources than we currently have;
•	uncertainties regarding the valuation of PRC-based U.S.-listed companies, and the compliance and other costs associated with being a U.S.-listed company;
•	global economic conditions and the potential effects on our financial condition;
•	estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position;
•	the risks involved in our business and in execution of our business plan as an independent company, and the possibility that we might not achieve results consistent with our expectations as a result of such risks;
•	the possibility that, as a resulting of the foregoing, it could take a considerable period of time before the trading price of the ADSs would reach and sustain a price per ADS that is equal to, or greater than, the Per ADS Merger Consideration of thirty-one U.S. dollars (US$31.00), as adjusted for the time value of money, and that the ADSs may never reach such a price per ADS;

•	the negotiations with respect to the merger consideration and our board of diretors’ determination that, following extensive negotiations with Tsinghua Unigroup, thirty-one U.S. dollars (US$31.00) Per ADS Merger Consideration was the highest price that Tsinghua Unigroup would agree to pay, with our board of directors basing its belief on a number of factors, including the fact that this price represented an 8.8 percent increase from the US$28.50 per ADS price initially offered by Tsinghua Unigroup, the tenor of the negotiations with Tsinghua Unigroup and the judgment of our board of directors and its advisors;
•	the all-cash merger consideration, which will allow our security holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Company Ordinary Shares or ADSs;
•	the financial analysis reviewed and discussed with our board of directors by representatives of Morgan Stanley, as well as the oral opinion of Morgan Stanley to our board of directors on July 12, 2013 (which was subsequently confirmed by delivery of a written opinion of Morgan Stanley dated the same date) with respect to the fairness, from a financial point of view, of the ten and one-third U.S. dollars (US$10.33) Per Share Merger Consideration and the thirty-one U.S. dollars (US$31.00) Per ADS Merger Consideration to be received by holders of the Shares and ADSs, respectively, in the Merger, as of July 12, 2013, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering the opinion. See “Opinion of the Company’s Financial Advisor” beginning on page 26 for additional information;
•	the absence of any alternative acquisition proposals with a higher price to our shareholders, and in particular the absence of any such alternative proposals after the public announcement of the Company’s receipt of the Unigroup Proposal on June 21, 2013 and after our contacts with multiple other parties regarding a potential acquisition;
•	the belief of our board of directors that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable and in the best interests of our shareholders;
•	the likelihood that the Merger would be completed based on, among other things (not in any relative order of importance):
•	the absence of a financing condition in the Merger Agreement;
•	the likelihood and anticipated timing of completing the Merger in light of the scope of the conditions to completion;
•	the reputation and resources of Tsinghua Unigroup and Tsinghua Holdings, which our board of directors believed supported the conclusion that the Merger could be completed;
•	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be completed as a result of failure to receive required regulatory approvals in the PRC, Tsinghua Unigroup will be required to pay Spreadtrum Shanghai a fee equal to RMB 460 million (as further explained under the caption “Merger Agreement — Termination Fees” beginning on page 55);
•	the agreement by Tsinghua Holdings to provide Tsinghua Unigroup with funds necessary to perform its obligations under the Merger Agreement, and the representations made by Tsinghua Holdings regarding its financial resources.
•	the fact that the Company’s financial and legal advisors were involved during the process and negotiations and updated our board of directors directly and regularly, which provided our board of directors with additional perspectives on the process and negotiations;
•	our ability, subject to compliance with the terms and conditions of the Merger Agreement (including the payment of a termination fee as further explained under the caption “Merger Agreement — Termination Fees” beginning on page 55), to terminate the Merger Agreement prior to the completion of the Merger in order to accept an Acquisition Proposal from a third party that is a Superior Proposal (as defined in the Merger Agreement and further explained under the section entitled “Merger Agreement — No Solicitation of Acquisition Proposals; Change of Recommendation; Go-Shop Period” beginning on page 49);
•	the fact that the Merger Agreement provides that, during the Go-Shop Period (as defined in the Merger Agreement and further explained under the section entitled “Merger Agreement — No Solicitation of Acquisition Proposals; Change of Recommendation; Go-Shop Period” beginning on page 49), the Company will be permitted to engage in discussions and negotiations with third parties regarding an Acquisition Proposal and, if such Acquisition Proposal is a Superior Proposal, terminate the Merger Agreement in the manner described above; and
•	our ability, under certain circumstances, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to authorize and approve the Merger Agreement and the Plan of Merger.

Our board of directors also considered a variety of potentially negative factors discussed below concerning the Merger Agreement and the Merger, which are not listed in any relative order of importance:

•	the fact that our shareholders will have no ongoing equity participation in the Company following the Merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the ADSs and Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to our shareholders;
•	the lack of publicly-available information regarding Tsinghua Unigroup and Tsinghua Holdings, or their financial resources;
•	the risk that the Merger may not receive required government approvals in the PRC, or that other conditions to the parties’ obligations to complete the Merger will not be satisfied, and as a result, the possibility that the Merger may not be completed even if the Merger Agreement and the Plan of Merger are authorized and approved by our shareholders;
•	the possibility that the Company might be re-listed following the Merger on an exchange in the PRC after satisfying applicable listing requirements, at a valuation higher than that being paid in the Merger, in light of recent highly-publicized accounting and other issues affecting certain PRC-based companies (issues which appear to have driven down the share prices of many PRC-based U.S. companies, including those that have not experienced accounting irregularities), the fact that comparable companies trade at higher multiples on exchanges in the PRC, and that investors in the PRC might have a greater understanding and appreciation of the Company’s business prospects given their proximity to its operations and primary markets;
•	the restrictions on the conduct of the Company’s business prior to the completion of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the Merger;
•	the risks and costs to the Company if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;
•	that the Company will be required to pay Tsinghua Unigroup a termination fee equal to RMB 460 million in connection with the termination of the Merger Agreement as a result of any failure to obtain any material United States government approvals, or as a result of any order of any United States government entity that enjoins or prohibits the Merger (as further explained under the section entitled “Merger Agreement — Termination Fees” beginning on page 55); and
•	the taxability of an all-cash transaction to our unaffiliated security holders that are U.S. holders as defined below in “Special Factors — Material U.S. Federal Income Tax Consequences.”

The foregoing discussion of information and factors considered by our board of directors is not intended to be exhaustive, but includes the material factors considered by our board of directors. In view of the wide variety of factors considered by our board of directors, our board of directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. Our board of directors authorized and approved the Merger Agreement based upon the totality of the information presented to and considered by it.

Our board of directors unanimously recommends that you vote “FOR” the approval and authorization approval of the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, and the authorization of our directors and officers to take any and all actions necessary or advisable to effect the same, and FOR the proposal to adjourn the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Opinion of the Company’s Financial Advisor

Morgan Stanley was retained by our board of directors to provide it with financial advisory services and a financial opinion in connection with a potential sale of the Company. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of our board of directors on July 12, 2013, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, that as of such date, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley set forth in the opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of Shares and ADSs, respectively, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated July 12, 2013, is attached to this proxy statement as Annex G. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to our board of directors and addresses only the fairness from a financial point of view of the Per Share Merger Consideration and the Per ADS Merger Consideration pursuant to the Merger Agreement to holders of Shares and ADSs, respectively, as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation to any shareholders or ADS holders as to how to vote at any shareholders meeting related to the Merger or to take any other action with respect to the Merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;
•	reviewed certain internal financial statements and other financial and operating data concerning the Company;
•	reviewed certain financial projections prepared by the management of the Company;
•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
•	reviewed the reported prices and trading activity for ADSs;
•	compared the financial performance of the Company and the prices and trading activity of ADSs with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
•	reviewed the Merger Agreement and certain related documents; and
•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, which formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares or ADSs in the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect the opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to negotiate with any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, including Tsinghua Unigroup, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

The following is a summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to our board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s fairness opinion. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Historical Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of ADSs for various periods ending on June 20, 2013, the day prior to the Company’s announcement of receipt of the Unigroup Proposal. Morgan Stanley observed the following:

Period Ending June 20, 2013	Range of Closing Prices of ADSs
One Month	US$17.82 - US$23.73
Three Months	US$17.82 - US$23.73
12 Months	US$14.96 - US$23.73

Morgan Stanley also noted that since its IPO in 2007, the Company has not traded above the offer price of US$31.00 per ADS.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets for ADSs prepared and published by equity research analysts prior to the Company’s announcement of receipt of the Unigroup Proposal. These targets reflected each analyst’s estimate of the future public market-trading price of ADSs and were not discounted to reflect present value. The range of undiscounted price targets for ADSs as of June 20, 2013 was US$19.60 to US$33.00, with a median of US$28.00.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for ADSs and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Company Analysis

Morgan Stanley performed a comparable company analysis for the Company, which attempted to provide an implied value for the Company by comparing it to similar companies. These companies were selected based upon the experience and judgment of Morgan Stanley and do not include all publicly traded semiconductor companies. For the purposes of its analysis, Morgan Stanley reviewed and compared certain publicly available and internal financial information, ratios and available public market multiples relating to the Company, some of which were based on financial projections and guidance provided by the management of the Company (“Management Projections”), to corresponding financial data for selected publicly traded companies. The companies included in the Company comparable companies analysis were:

•	MediaTek Inc.;
•	RDA Microelectronics, Inc.;
•	Himax Technologies, Inc.;
•	MagnaChip Semiconductor Corp.;
•	Silicon Motion Technology Corp.;
•	QUALCOMM Incorporated;
•	Broadcom Corp.;
•	Avago Technologies Limited;
•	Marvell Technology Group Ltd.; and
•	Skyworks Solutions Inc.

Morgan Stanley analyzed the following statistics for comparative purposes:

•	the ratio of aggregate value, defined as fully diluted market value plus total debt and minority interests less cash and cash equivalents (“Aggregate Value”), as of July 9, 2013 to estimated calendar year 2013 non-GAAP EBITDA;
•	the ratio of Aggregate Value to estimated calendar year 2014 non-GAAP EBITDA;
•	the ratio of price to estimated non-GAAP earnings per share for calendar year 2013; and
•	the ratio of price to estimated non-GAAP earnings per share for calendar year 2014.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a range of financial multiples of the comparable companies and applied this range of multiples to the relevant Company financial statistic. The following table reflects the results of the analysis and the corresponding multiples for the comparable companies:

Calendar Year Financial	Representative Range	Implied Per ADS Value
AV to Estimated 2013 Non-GAAP EBITDA	6.5x - 10.0x	US$24.87 - US$36.69
AV to Estimated 2014 Non-GAAP EBITDA	5.0x - 9.0x	US$18.43 - US$30.85
Price to Estimated 2013 Non-GAAP Earnings Per Share	8.0x - 12.0x	US$19.95 - US$29.92
Price to Estimated 2014 Non-GAAP Earnings Per Share	7.0x - 11.0x	US$15.33 - US$24.09

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the businesses of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general.

Precedent Transaction Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that involve companies in the semiconductor industry and that share some characteristics with the Merger. The transactions used in this comparison included the following acquisitions (the “Semiconductor Transactions”):

•	MediaTek Inc.’s acquisition of MStar Semiconductor, Inc.;
•	Microsemi Corporation’s acquisition of Zarlink Semiconductor Inc.;
•	MediaTek Inc.’s acquisition of Ralink Technology Corp.;
•	Golden Gate Capital’s acquisition of Conexant Systems, Inc.; and
•	QUALCOMM, Inc.’s acquisition of Atheros Communications, Inc.

For each Semiconductor Transaction, Morgan Stanley compared the following market metrics of the target companies:

•	the ratio of Aggregate Value to actual non-GAAP EBITDA of the last twelve-month period (“Non-GAAP AV/LTM EBITDA”);
•	the ratio of Aggregate Value to estimated non-GAAP EBITDA of the next twelve-month period (“Non-GAAP AV/NTM EBITDA”);
•	the ratio of price to actual non-GAAP earnings per share for the last twelve-month period (“LTM Non-GAAP P/E”); and
•	the ratio of price to estimated non-GAAP earnings per share for the next twelve-month period (“NTM Non-GAAP P/E”).

Based on the analysis of the relevant metrics, Morgan Stanley selected a representative range of financial multiples and applied these ranges of multiples to calculate an implied value per ADS, as described in the table below.

Precedent Transaction Financial Statistics	Representative Range	Implied Per ADS Value
Non-GAAP AV/LTM EBITDA	5.0x - 10.5x	US$19.27 - US$37.27
Non-GAAP AV/NTM EBITDA	5.0x - 9.5x	US$18.58 - US$32.69
LTM Non-GAAP P/E	12.0x - 18.0x	US$29.44 - US$44.16
NTM Non-GAAP P/E	15.0x - 18.0x	US$33.39 - US$40.06

Premiums Paid Analysis

For each of the Semiconductor Transactions, Morgan Stanley also reviewed the premium paid to the target company’s volume-weighted average closing stock price for the one month prior to the announcement date for each transaction. Morgan Stanley applied a premium range of 5 percent to 25 percent to the Company’s volume-weighted average closing price per ADS for the one month leading up to and including June 20, 2013 of US$20.10, which resulted in an implied per ADS value range of US$21.11 to US$25.13.

Morgan Stanley also compared the premiums paid in the following 17 selected take-private transactions involving U.S.-listed Chinese companies since 2010:

•	Harbin Electric, Inc.;
•	Fushi Copperweld, Inc.;
•	Chemspec International Limited;
•	China Security & Surveillance Technology, Inc.;
•	China Fire & Security Group, Inc.;
•	Funtalk China Holdings Ltd.;
•	Shanda Interactive Entertainment Ltd.;
•	China Real Estate Information Corporation;
•	AsiaInfo-Linkage, Inc.;
•	Zhongpin Inc.;
•	Focus Media Holding Limited;
•	3SBio, Inc.;
•	7 Days Group Holdings Limited;
•	Yongye International, Inc.;
•	Simcere Pharmaceutical Group;
•	Pactera Technology International Ltd.; and
•	iSoftStone Holdings Ltd.

For each of these transactions, Morgan Stanley reviewed the premium paid to the target company’s volume-weighted average closing stock price for the one month prior to the announcement date for each transaction. Morgan Stanley applied a premium range of 25 percent to 45 percent to the Company’s volume-weighted average closing price per ADS for the one month leading up to and including June 20, 2013 of US$20.10, which resulted in an implied per ADS value range of US$25.13 to US$29.15.

No company or transaction utilized in the precedent transactions or premiums paid analysis is identical to the Company or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the corporate aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the Per ADS Merger Consideration. The fact that points in the range of implied present value per ADS derived from the valuation of precedent transactions were less than or greater than the Per ADS Merger Consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the Per ADS Merger Consideration, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of ADSs, Morgan Stanley performed an illustrative discounted cash flow analysis for the Company using Management Projections.

Morgan Stanley calculated net present values of free cash flows for the Company for the years 2013 through 2017 and calculated terminal values in the year 2017 based on a perpetual growth rate range of 2.0 percent to 4.0 percent, which was selected by Morgan Stanley based on its professional judgment. These values were discounted at a discount rate ranging from 11.0 percent to 13.0 percent, which range was derived taking into account, among other things, a weighted average cost of capital calculation based on factors commonly considered for purposes of calculating an estimated weighted average cost of capital, including the trading volatility of ADSs relative to the overall market. These analyses resulted in a range of implied present values of US$23.38 to US$33.73 per ADS.

Leveraged Buyout Analysis

Morgan Stanley also analyzed the Company from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial buyer that would effect a leveraged buyout of the Company. This analysis, calculated as of September 30, 2013, assumed a leveraged buyout of the Company’s consolidated businesses, based on the same financial forecasts described above. For purposes of an investor’s desired internal rates of return, Morgan Stanley assumed a purchase price of US$31.00 per ADS and a three-year holding period. Morgan Stanley also calculated sensitivities on entry price assuming a range of an investor’s desired potential internal rate of return of 20.0 percent to 25.0 percent and an exit multiple of 6.0x to 9.0x next twelve-month EBITDA in 2016. Based on these projections and assumptions, Morgan Stanley calculated an implied valuation range of US$20.17 to US$27.75 per ADS.

Miscellaneous

In connection with the review of the Merger by our board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. These include, among other things, the impact of competition on the businesses of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by holders of Shares and ADSs, respectively, pursuant to the Merger Agreement to such holders, and in connection with the delivery of its opinion to our board of directors. These analyses do not purport to be appraisals or to reflect the prices at which Shares and ADSs might actually trade.

The Per Share Merger Consideration and the Per ADS Merger Consideration were determined through arm’s-length negotiations between the Company and Tsinghua Unigroup and was approved by our board of directors. Morgan Stanley did not, however, recommend any specific merger consideration to the Company, or that any specific merger consideration constituted the only appropriate merger consideration for the Merger.

Morgan Stanley’s opinion and its presentation to our board of directors was one of many factors taken into consideration by our board of directors in deciding to approve and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our board of directors with respect to the Per Share Merger Consideration and the Per ADS Merger Consideration or of whether our board of directors would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Tsinghua Unigroup, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Tsinghua Unigroup and the Company or their affiliates and has received fees in connection with such services. Morgan Stanley may also seek to provide such services to Tsinghua Unigroup and the Company or their affiliates in the future and expects to receive fees for the rendering of these services.

Under the terms of its engagement letter, Morgan Stanley provided our board of directors with financial advisory services and a financial opinion in connection with the Merger and the Company agreed to pay Morgan Stanley a base fee of US$1,000,000 payable at the time its fairness opinion is issued, and an incentive fee if a transaction is completed pursuant to an offer from a party other than Tsinghua Unigroup and such party was included in the market check process conducted by Morgan Stanley. The amount of the incentive fee is 2.5 percent of the excess of the transaction value of any transaction with a party other than Tsinghua Unigroup over the transaction value of the transaction pursuant to the Unigroup Proposal. The Company has also agreed to reimburse Morgan Stanley for certain expenses incurred in performing its services, including fees of outside counsel and other professional advisors. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Effects on the Company if the Merger is not Completed

If the Merger Agreement and the Plan of Merger are not approved and authorized, or if the Merger is not completed for any other reason, shareholders will not receive any payment for their Shares and the holders of ADSs will not receive any payment for their ADSs in connection with the Merger. Instead, the Company will remain an independent public company and the ADSs will continue to be listed and traded on the NASDAQ. In addition, if the Merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that our shareholders will continue to be subject to the same risks and opportunities as they are currently. Accordingly, if the Merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee as described in “The Merger Agreement — Termination Fee” beginning on page 55. From time to time, our board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement and the Plan of Merger are not approved and authorized, or if the Merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger, Guarantee

Parent has represented to us in the Merger Agreement that it will have available to it, as of or immediately after the Effective Time, all funds necessary for the payment to the paying agent of the aggregate amount of the exchange fund and any other amounts required to be paid by Parent in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and to pay all related expenses required to be paid by Parent and satisfy any of its other payment obligations under the Merger Agreement, subject to the receipt of applicable PRC governmental approvals. The completion of the Merger is not subject to any financing condition. In addition, Tsinghua Holdings provided a letter to the Company in which Tsinghua Holdings has committed to guarantee funding of Parent in order to enable Parent to fulfill its obligations under the Merger Agreement.

Form of Merger

At the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub will cease. Following the Merger, the Company will continue its existence under the Cayman Companies Law as the surviving company and as a wholly owned indirect subsidiary of Parent and will succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The surviving company will be liable for and subject, in the same manner as Merger Sub immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub.

Merger Consideration

If the Merger is completed, our shareholders (other than holders of Excluded Shares) will be entitled to receive the Per Share Merger Consideration for each Share owned by such shareholder as of immediately prior to the Effective Time, or the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS owned by such ADS holder as of immediately prior to the Effective Time, as applicable, in each case in cash, without interest and less any applicable withholding taxes. If the Merger is completed, Dissenting Shareholders will not receive any merger consideration from Parent in connection with the Merger and will instead be entitled to receive only the payment of the fair value of their Dissenters’ Shares.

Treatment of Company Stock Options and Restricted Share Units

Each vested stock option (or vested portion of a partially vested stock option) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to the number of Company Ordinary Shares or ADSs underlying such vested stock option immediately prior to the Effective Time multiplied by the difference between the applicable exercise price and the Per Share Merger Consideration or the Per ADS Merger Consideration, respectively, in cash, without interest and less any applicable withholding taxes. Each vested restricted share unit that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (i) in the case of a restricted share unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration, or (ii) in the case of a restricted share unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, in each case, in cash, without interest and less any applicable withholding taxes.

If the Merger is completed, each unvested stock option (or unvested portion of a partially vested stock option) or unvested restricted share unit that remains outstanding as of immediately prior to the Effective Time will be assumed by the surviving company, and thereafter may be exercised or settled, as applicable, in accordance with the Merger Agreement, including the right to receive cash in lieu of ordinary shares of the surviving company in certain circumstances. See “The Merger Agreement — Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units” beginning on page 42.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit or cause to be deposited with the paying agent for the benefit of the holders of the Shares and ADSs, an amount in cash which is sufficient for the paying agent to make payments under the Merger Agreement. Promptly after the Effective Time, the paying agent will mail to each registered holder of the Shares (other than the Excluded Shares) (a) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (b) instructions regarding how to surrender share certificates in exchange for the applicable merger consideration. Shareholders will receive the Per Share Merger Consideration in respect of their Shares from the paying agent after they comply with these instructions, without interest and less any applicable withholding taxes.

Unless you validly exercise and have not effectively withdrawn or lost your dissenter rights in accordance with Section 238 of the Cayman Islands Companies Law, upon surrender of your share certificates to the paying agent in accordance with the terms of the letter of transmittal or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by the Per Share Merger Consideration, in cash, without interest and less any applicable withholding taxes, in exchange for the cancellation of your share certificates after the completion of the Merger.

If you hold your Shares in book-entry form, the paying agent will automatically send you the Per Share Merger Consideration, in cash, without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your Shares after completion of the Merger.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee regarding how to surrender your Shares and receive the merger consideration for those Shares.

Prior to the Effective Time, Parent and the Company will establish procedures with the ADS Depositary and the paying agent to ensure that (i) the paying agent will transmit to the ADS Depositary promptly following the Effective Time an amount in cash equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the ADS Depositary will distribute the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) to ADS holders, in cash, without interest and less any applicable withholding taxes, upon surrender by them of the ADSs for cancellation (including in the case of ADRs (if applicable) an affidavit and indemnity or loss in lieu of the ADRs).

The Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, may be subject to backup withholding of U.S. federal income tax at a 28 percent rate (for example, if you hold ADSs, or you are a U.S. Holder of Shares, or you hold Shares through a U.S. financial institution) if you do not provide the paying agent, the ADS Depositary or your broker, bank or other nominee, as applicable, with a properly completed IRS Form W-9 or the appropriate IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

Any portion of the merger consideration deposited with the paying agent that remains unclaimed by our shareholders for six months after the Effective Time will be delivered to the surviving company on the instructions of the surviving company. Holders of certificates (other than Excluded Shares) who have not complied with the exchange procedures set forth in the Merger Agreement may only look to the surviving company and Parent for the satisfaction of claims for merger consideration. Any such portion of the merger consideration deposited with the paying agent remaining unclaimed by such holders of Shares or ADSs at such time and that would otherwise escheat to or become property of any governmental entity will, to the extent permitted by applicable law, become the property of the surviving company or its designee, free and clear of any claims or interest of any person previously entitled thereto.

If you have lost a share certificate or an ADR, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to make an affidavit or declaration of loss, and if requested by the surviving company or the paying agent, post a bond in such reasonable amount as may be requested by the surviving company or the paying agent as indemnity against any claim that may be made against the surviving company with respect to that share certificate or ADR.

Effective Time of the Merger

The Merger will become effective on the date and time the Plan of Merger is registered by the Registrar.

Delisting, Deregistration and Termination of Our ADSs

As promptly as practicable following the Effective Time, Parent will use its reasonable best efforts to cause the delisting of the ADSs from the NASDAQ, the deregistration of the Shares and the ADSs under the Exchange Act and termination of the American Depositary Share Program.

Interests of Our Directors and Executive Officers in the Merger

When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers have interests with respect to the Merger that are, or may be, different from, or in addition to, those of our shareholders generally, pursuant to certain Company benefit plans. Our board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the Merger, and to authorize, approve and adopt the Merger Agreement and the transactions contemplated thereby, and recommend that our shareholders vote in favor of approving and authorizing the Merger Agreement and the Plan of Merger.

Shares Held by Our Executive Officers and Directors

Upon the completion of the Merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive cash consideration in connection with the Merger. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the Shares and ADSs owned by them on the date of this proxy statement will be approximately US$197.9 million (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Treatment of Company Stock Options and Restricted Share Units

Some of the holders of the Company’s stock options and restricted share units are directors and executive officers of the Company.

If the Merger is completed, each vested stock option (or vested portion of a partially vested option) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to the number of Company Ordinary Shares or ADSs underlying such vested stock option immediately prior to the Effective Time multiplied by the difference between the applicable exercise price and the Per Share Merger Consideration or the Per ADS Merger Consideration, respectively, in cash, without interest and less any applicable withholding taxes. Each vested restricted share unit that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive (i) in the case of a restricted share unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration, or (ii) in the case of a restricted share unit that was denominated or settled in ADSs, the Per ADS Merger Consideration, in each case, in cash, without interest and less any applicable withholding taxes.

If the Merger is completed, each unvested stock option (or unvested portion of a partially vested stock option) or unvested restricted share unit that remains outstanding as of immediately prior to the Effective Time will be assumed by the surviving company, and thereafter may be exercised or settled, as applicable, in accordance with the Merger Agreement, including the right to receive cash in lieu of ordinary shares of the surviving company in certain circumstances. See “The Merger Agreement —Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units” beginning on page 42.

We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the vested stock options (or vested portions of partially vested stock options) and vested restricted share units will be approximately US$61.3 million assuming the Closing occurs on January 15, 2014, the Termination Date as defined in the Merger Agreement (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Employment Agreements with Certain Executive Officers

Employment agreements by and between the Company and each of Leo Li and Shannon Gao provide for compensation and benefits during the term of each of Mr. Li’s and Ms. Gao’s employment following the Merger. Each of Mr. Li and Ms. Gao has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following his or her termination of employment.

If (i) the Company terminates either of Mr. Li’s and Ms. Gao’s employment with the Company other than for Cause (as defined in their respective agreement), (ii) either of Mr. Li and Ms. Gao resigns from his or her employment with the Company for Good Reason (as defined in their respective agreement) or (iii) either of Mr. Li’s and Ms. Gao’s employment with the Company terminates due to his or her death or disability, then, subject to certain conditions, Mr. Li will be entitled to (A) receive continuing payments of severance pay at a rate equal to his monthly salary, as then in effect, until the earlier of (x) 12 months from the date of such termination or (y) such time he becomes employed by another company; and (B) accelerated vesting of all outstanding equity awards as to 50 percent of the then unvested portion of any such award, provided that in the event such termination occurs within 12 months following the Merger, Mr. Li shall be entitled to 100 percent accelerated vesting of all outstanding equity awards; and Ms. Gao will be entitled to (A) receive continuing payments of severance pay at a rate equal to her monthly salary, as then in effect, for 12 months from the date of such termination and (B) accelerated vesting of all outstanding equity awards as to 50 percent of the then unvested portion of any such award.

Indemnification and Insurance

The Company’s directors and executive officers are entitled to insurance coverage and continued indemnification under certain indemnification arrangements and the Merger Agreement, as described in further detail in “Merger Agreement — Indemnification; Directors’ and Officers’ Insurance” beginning on page 53.

Regulatory Matters

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the Merger other than the Required Approvals (as defined and discussed in the section entitled “The Merger Agreement — Agreement to Use Reasonable Best Efforts”), the approvals, filings or notices required under the U.S. federal securities laws, the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Companies Law) with the Registrar and, in the event the Merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as of the time of the filing of the Plan of Merger and notification of the Merger being published in the Cayman Islands Gazette.

MARKET PRICES OF THE ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low market prices for our ADSs, on the NASDAQ under the symbol “SPRD,” for (i) the years 2010, 2011 and 2012 (through July 12, 2013), (ii) all four quarters of 2010, all four quarters of 2011, all four quarters of 2012 and the first two quarters of 2013, and (iii) each of the past six months (through July 12, 2013):

	Closing Price Per ADS
	High	Low
	(US$)	(US$)
Annual High and Low
Fiscal Year 2011	29.98	8.59
Fiscal Year 2012	23.2	12.63
Fiscal Year 2013 (through July 12, 2013)	30.2	14.98
Quarterly Highs and Lows
First Fiscal Quarter of 2011	24.2	17.42
Second Fiscal Quarter of 2011	22.99	8.59
Third Fiscal Quarter of 2011	22.39	12.8
Fourth Fiscal Quarter of 2011	29.98	16.52
First Fiscal Quarter of 2012	21.38	13.35
Second Fiscal Quarter of 2012	19.92	12.63
Third Fiscal Quarter of 2012	22.21	16.68
Fourth Fiscal Quarter of 2012	23.2	14.5
First Fiscal Quarter of 2013	20.6	14.98
Second Fiscal Quarter of 2013	26.69	17.58
Monthly Highs and Lows
February 2013	17.67	14.98
March 2013	20.6	16.91
April 2013	22.4	19.6
May 2013	22.03	17.58
June 2013	26.69	18.6
July 2013 (through July 12, 2013)	30.2	26.0

The US$31.00 Per ADS Merger Consideration represents (i) a 39.1 percent premium to the US$22.29 closing price of our ADSs on June 20, 2013, the last trading day immediately prior to the Company’s announcement on June 21, 2013 that it had received the US$28.50 per ADS proposal from Tsinghua Unigroup and (ii) a 54.2 percent and 52.8 percent premium over the volume-weighted average closing price of the ADSs during the one month and three months, respectively, prior to the Company’s June 21, 2013 announcement.

Dividend Policy

Since we became a publicly traded company on June 27, 2007, we have from time to time paid dividends. We do not plan to pay any cash dividends on Company Ordinary Shares in the foreseeable future and the Merger Agreement prohibits us from paying dividends without the prior written consent of Parent (other than the US$0.10 per ADS dividend announced by the Company on June 25, 2013, for our shareholders on record as of July 9, 2013 and paid on July 24, 2013). If we pay any dividends, the ADS Depositary will pay our ADS holders the dividends it receives on our Shares, after deducting its fees and expenses as provided in the Deposit Agreement. Cash dividends on our Shares, if any, will be paid in U.S. dollars.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Company Ordinary Shares or ADSs, as part of the solicitation of proxies by the our board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at Meeting Room No.3, at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on September 4, 2013, at 10:00 a.m., Beijing Standard Time.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon the following resolutions:

1.	as a special resolution, THAT the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger, be approved and authorized and THAT the directors and officers of the Company be authorized and directed to take any and all actions necessary or advisable to give effect to the Merger Agreement and transactions contemplated thereby, including the Merger; and
2.	as an ordinary resolution, THAT the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of approval and authorization of the Merger Agreement and the Plan of Merger in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

If the Merger is completed, our shareholders, other than holders of Excluded Shares, will be entitled to receive the Per Share Merger Consideration for each Share owned by such shareholders as of immediately prior to the Effective Time or the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) for each ADS owned by such ADS holders as of immediately prior to the Effective Time, in each case in cash, without interest and less any applicable withholding taxes.

At the Effective Time, each of the Shares owned by Parent, Merger Sub, the Company or the ADS Depositary on behalf of the Company will be cancelled and cease to exist without payment of any consideration. Dissenting Shareholders will not receive any merger consideration from Parent in connection with the Merger and will instead be entitled to receive only the payment of the fair value of their Dissenters’ Shares following the procedures under Section 238 of the Cayman Companies Law.

At the Effective Time, each ordinary share of Merger Sub issued immediately prior to the Effective Time will be converted into one fully paid ordinary share of the surviving company. Such shares will be the only issued share capital of the surviving company at the Effective Time.

Our Board’s Recommendation

On July 12, 2013, our board of directors, after carefully considering all relevant factors, determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and our shareholders, and declared it advisable to enter into the Merger Agreement and the Plan of Merger, and unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPALTED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, AND THE AUTHORIZATION OF OUR DIRECTORS AND OFFICERS TO TAKE ANY AND ALL ACTIONS NECESSARY AND ADVISABLE TO EFFECT THE SAME, AND FOR THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING IN ORDER TO ALLOW US TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE APPROVAL AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER IN THE EVENT THERE ARE INSUFFICIENT PROXIES RECEIVED TO PASS THE SPECIAL RESOLUTION AT THE EXTRAORDINARY GENERAL MEETING.

Record Date; Company Ordinary Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you owned Company Ordinary Shares as of the close of business in the Cayman Islands on the Record Date. If you have Company Ordinary Shares registered in your name as of the close of business in the Cayman Islands on the Record Date, your proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope no later than 5:00 p.m., New York City time, on August 30, 2013. Each Company Ordinary Share outstanding as of the close of business in the Cayman Islands on the Record Date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof.

If you owned ADSs as of the close of business in the Cayman Islands on the Record Date, you may instruct the ADS Depositary on how to vote the Company Ordinary Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS Depositary must receive your instructions no later than 10:00 a.m., New York City time, on August 28, 2013 in order to ensure the Company Ordinary Shares underlying your ADSs are properly voted at the extraordinary meeting. The ADS Depositary will not vote or attempt to exercise the right to vote the Company Ordinary Shares underlying your ADSs other than in accordance with those instructions.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of one or more shareholders representing at least one-third of our outstanding Company Ordinary Shares. As of the close of business in the Cayman Islands on the Record Date, there will be approximately 151,226,768 Company Ordinary Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the approval and authorization of the Merger Agreement and the Plan of Merger.

Vote Required

Under the Cayman Companies Law and pursuant to the Merger Agreement, we cannot complete the proposed Merger unless the Merger Agreement and the Plan of Merger are approved and authorized by a special resolution. The approval and authorization of the Merger Agreement and the Plan of Merger requires a special resolution passed by the Company Requisite Vote. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Company Ordinary Share held as of the close of business in the Cayman Islands on the Record Date.

Based on the number of Company Ordinary Shares that are entitled to vote at the extraordinary general meeting, at least approximately 100,817,846 Company Ordinary Shares must be voted in favor of the proposal to approve and authorize the Merger Agreement and the Plan of Merger in order for the proposal to be approved, assuming all shareholders will be present in person or by proxy at the extraordinary general meeting and vote all their Company Ordinary Shares at the meeting.

Procedures for Voting

Company Ordinary Shares

Holders of record of our Company Ordinary Shares may vote their Company Ordinary Shares by attending the extraordinary general meeting and voting their Company Ordinary Shares in person, or by submitting the enclosed proxy card in accordance with the instructions set forth on the proxy card. Your proxy card must be delivered to Innisfree M&A Incorporated in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013.

Shareholders who hold their Company Ordinary Shares in “street name,” meaning in the name of a broker, bank or other nominee who is the record holder, must either direct the record holder of their Company Ordinary Shares how to vote their Company Ordinary Shares or obtain a proxy from the record holder to vote their Company Ordinary Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries). Banks and brokers may call collect at +1-212-750-5833.

ADSs

If you own ADSs as of the close of business in the Cayman Islands on the Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the record holder of the Company Ordinary Shares underlying the ADSs) how to vote the Company Ordinary Shares underlying your ADSs. The ADS Depositary has advised us that it intends to mail to all owners of ADSs the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of the Company Ordinary Shares represented by the ADSs held by such holder, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs as of the close of business in the Cayman Islands on the Record Date. The ADS Depositary must receive such instructions no later than 10:00 a.m., New York City time, on August 28, 2013 in order to ensure that the Company Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting.

The ADS Depositary has advised us that it will not vote or attempt to exercise the right to vote the Company Ordinary Shares represented by ADSs other than in accordance with properly executed voting instruction cards, or if no instructions are given. The ADS Depositary and its agents have advised us that in their view they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

Voting of Proxies and Failure to Vote

All Company Ordinary Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. Brokers or other nominees who hold the Company Ordinary Shares in “street name” for customers who are the beneficial owners of such Company Ordinary Shares may not give a proxy to vote those customers’ Company Ordinary Shares in the absence of specific instructions from those customers. Broker non-votes from brokers who attend the meeting in person or by proxy, if any, will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of the Company Ordinary Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, Attention: Spreadtrum Communications, Inc.
•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to Innisfree M&A Incorporated at in the enclosed envelope, no later than 5:00 p.m., New York City time, on August 30, 2013.
•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds the Company Ordinary Shares through a broker and has instructed the broker to vote the shareholder’s Company Ordinary Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 10:00 a.m., New York City time, on August 28, 2013. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary.
•	Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS Depositary.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries). Banks and brokers may call collect at +1-212-750-5833.

Solicitation of Proxies

The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from the shareholders of the Company in connection with the approval and authorization of the Merger Agreement and the Plan of Merger, for which Innisfree M&A Incorporated will receive customary compensation and expense reimbursement. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Company Ordinary Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting and no such additional matters may be brought before the extraordinary general meeting without the consent of Parent.

THE MERGER AGREEMENT

This section of this proxy statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement that may be important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement, and is incorporated into this proxy statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that, together with the Plan of Merger attached as Annex B to this proxy statement, governs the proposed Merger. The following description of the Merger Agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Proposed Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement. If the Merger is completed, the Company will become a wholly owned, indirect, subsidiary of Parent and cease to be a publicly-traded company. Unless otherwise agreed by Parent and the Company, the Closing will occur as soon as reasonably practicable (and in any event within 10 business days) after the satisfaction or waiver of the conditions to the Closing. Subject to the Merger Agreement, Parent, Merger Sub and the Company will execute and file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar as provided in Section 233 of the Cayman Companies Law on the date of the Closing. The Merger will become effective upon the Effective Time.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association substantially in the form attached as Annex B to the Plan of Merger will become the memorandum and articles of association of the Company as the surviving company. The directors and officers of the surviving company at the Effective Time will be set forth in the Plan of Merger.

Treatment of our Shares, ADSs, Company Stock Options and Company Restricted Share Units

Company Ordinary Shares.  At the Effective Time, each Share, including such Share represented by ADSs, other than Excluded Shares (as defined below), will be cancelled in exchange for the right to receive the Per Share Merger Consideration, in cash, without interest and less any applicable withholding taxes, rounded down to the nearest whole dollar for each holder of Shares. As each ADS represents three Company Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, will represent the right to receive the Per ADS Merger Consideration (less a cancellation fee of US$0.05 per ADS) in cash, without interest and less any applicable withholding taxes.

“Excluded Shares” means (x) Shares owned by holders who have validly exercised their right to dissent from the Merger (“Dissenter Rights”) and not lost Dissenter Rights pursuant to Section 238 of the Cayman Companies Law, (y) Company Ordinary Shares held in treasury by the Company and (z) Company Ordinary Shares held by the ADS Depositary in the Company’s name.

Stock Options.  At the Effective Time, each vested stock option to purchase Company Ordinary Shares or ADSs that is outstanding and unexercised as of the Effective Time will be entitled to receive, for each Company Ordinary Share or ADS subject to such vested stock option, a cash amount equal to the number of Company Ordinary Shares or ADSs underlying such vested option immediately prior to the Effective Time multiplied by the difference between the exercise price applicable to such stock option and: (A) in the case of a vested stock option that was denominated in Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested option that was denominated in ADSs, the Per ADS Merger Consideration, in each case without interest and less any applicable withholding taxes.

At the Effective Time, each unvested stock option to purchase Company Ordinary Shares or ADSs that is outstanding and unexercised as of the Effective Time will be assumed by the surviving company in the Merger. Thereafter, (i) each unvested stock option to purchase Company Ordinary Shares will be exercisable for one ordinary share of the surviving company for each Company Ordinary Share subject to such stock option, with the same exercise price per ordinary share, and (ii) each unvested stock option to purchase ADSs will be exercisable for three ordinary shares of the surviving company for each ADS subject to such stock option, with an exercise price per ordinary share equal to one-third of the exercise price for such ADS. In addition, each such stock option may in certain circumstances, at the election of the holder thereof, be exercised for cash in lieu of ordinary shares of the surviving company. Each such assumed option will otherwise be subject to, and vested on, the same terms and conditions applicable to such unvested option immediately prior to the Effective Time.

Restricted Share Units.  At the Effective Time, each vested restricted share unit of the Company that is outstanding and unexercised as of the Effective Time will be entitled to receive, for each Company Ordinary Share or ADS subject to such vested restricted share unit: (A) in the case of a vested restricted share unit that was denominated in Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested restricted share unit that was denominated in ADSs, the Per ADS Merger Consideration.

At the Effective Time, each unvested restricted share unit that is outstanding and unexercised as of the Effective Time will be assumed by the surviving company in the Merger. Thereafter, (i) each unvested restricted share unit that is denominated or settled in Company Ordinary Shares will be settled for one ordinary share of the surviving company, and (ii) each unvested restricted share unit that is denominated or settled in ADSs will be settled for three ordinary shares of the surviving company. In addition, each such restricted share unit may in certain circumstances, at the election of the holder thereof, be settled in cash in lieu of ordinary shares of the surviving company. Each such assumed restricted share unit will otherwise be subject to, and vested on, the same terms and conditions applicable to such unvested restricted share unit immediately prior to the Effective Time.

Exchange of Share Certificates or ADRs

The paying agent will act as the agent for payment of the applicable consideration payable to our shareholders in the Merger. At or prior to the Effective Time, Parent will deposit, or will cause to be deposited, with the paying agent an amount of cash necessary for payment of the aggregate consideration payable to our shareholders in the Merger, which will be deposited in a separate fund established for the benefit of our shareholders.

Instructions with regard to the surrender of Share certificates and ADRs evidencing ownership of your Shares or ADSs after the Merger is completed, together with the letter of transmittal to be used for that purpose, will be mailed to our shareholders by the paying agent promptly after the Effective Time.

You should not return any Share certificates or ADRs evidencing ownership of your Shares or ADSs with the enclosed proxy card, and you should not forward your Share certificates or ADRs evidencing ownership of your Shares or ADSs to the paying agent or the ADS Depositary without a letter of transmittal.

Representations and Warranties

The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations and warranties (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by certain disclosures made to Parent and Merger Sub not reflected in the text of the Merger Agreement, (iii) may be subject to materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or other specific dates and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement and its summary is included with this proxy statement only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the Company or its business. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of our subsidiaries. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 20-F, Forms 6-K and other documents that the Company files with or furnishes to the SEC.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, existence, good standing, authority and due qualification or licensing to own, lease and operate its properties and assets and to carry on the business of the Company and its subsidiaries;
•	the memoranda and articles of association or the equivalent organizational documents of the Company and its subsidiaries being in full force and effect and there being no violation of any such organizational documents;
•	the completeness and accuracy of copies made available to Parent of the minutes and written consents of our board of directors and committees thereof;
•	the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with our shareholders;
•	the accuracy of the list of holders of Company stock options and restricted share units;
•	the ownership by the Company of the equity interests of the Company’s subsidiaries;
•	the indebtedness of the Company and its subsidiaries;
•	absence of voting trusts, other than the Deposit Agreement dated as of June 29, 2007, by and among the Company, the ADS Depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder;
•	the Company’s corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the Merger Agreement, and the enforceability of the Merger Agreement against the Company;
•	the declaration of advisability of the Merger Agreement and the Merger by our board of directors, and the approval of the Merger Agreement and the Merger by our board of directors;
•	the required vote of our shareholders to approve and authorize the Merger Agreement and the Plan of Merger;
•	the absence of (i) a conflict with or violation of the governing documents of the Company and its subsidiaries, (ii) a conflict with or violation of applicable laws or Orders (assuming receipt of certain approvals and authorizations and the taking of certain actions, including the Company Requisite Vote) and (iii) a default, breach, violation of, or acceleration of obligations under certain agreements, in each case, as a result of the Company entering into and performing under the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;
•	governmental consents and approvals required in connection with the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, subject to certain exceptions;
•	compliance with applicable laws, licenses and permits (including anti-bribery laws and export control laws);
•	the Company’s SEC filings since January 1, 2010 and the financial statements included therein;
•	compliance with the Sarbanes-Oxley Act of 2002, the rules and regulations of NASDAQ and any rules and regulations applicable to the Company’s SEC filings;
•	the Company’s disclosure controls and procedures and internal controls over financial reporting;
•	the absence of certain undisclosed liabilities;
•	the conduct of business in all material respects in accordance with the ordinary course consistent with past practice from March 31, 2013 through the date of the Merger Agreement;

•	the absence of a “Material Adverse Effect” (as defined below) and the absence of certain other changes or events since March 31, 2013;
•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;
•	labor and employment matters and employee benefit plans;
•	insurance policies;
•	personal property and assets;
•	real property;
•	tax matters;
•	accuracy of information included or incorporated by reference in this proxy statement, and the compliance of this proxy statement with applicable law;
•	intellectual property;
•	environmental matters;
•	material contracts and the absence of any default under any material contract;
•	the absence of any undisclosed contracts, transactions, indebtedness, or other agreements or arrangements between the Company or any of its subsidiaries, on the one hand, and (i) any officer or director of the Company or any of its subsidiaries, (ii) any person beneficially owning 5 percent or more of the Company’s voting securities or (iii) any affiliate or family member of any such officer, director, or beneficial holder, on the other hand;
•	the receipt of an opinion from Morgan Stanley;
•	the absence of any undisclosed brokers’ or finders’ fees;
•	the absence of a shareholder rights plan and the inapplicability of any anti-takeover law to the Merger;
•	suppliers and customers;
•	product liability;
•	bank accounts;
•	powers of attorney; and
•	acknowledgment as to absence of any representations and warranties by Parent and Merger Sub other than those representations and warranties as set forth in Article IV of the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that has or would be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole. However, any development, fact, circumstance, condition, event, change, occurrence or effect resulting from any of the following will not be taken into account in determining whether there has occurred a Material Adverse Effect:

•	changes in general economic, business or geopolitical conditions, in credit, financial or capital markets or in exchange rates or interest rates, except to the extent the Company and its subsidiaries, taken as a whole, are disproportionately adversely affected as compared to other companies in the industries in which the Company and its subsidiaries operate;
•	changes or developments in the industry in which the Company and its subsidiaries operate, except to the extent the Company and its subsidiaries are disproportionately adversely affected as compared to other companies in the industries in which the Company and its subsidiaries operate;

•	changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof, except to the extent the Company and its subsidiaries are disproportionately affected as compared to other companies in the industries in which the Company and its subsidiaries operate;
•	changes in the price or trading volume of the shares, in and of itself;
•	changes in geopolitical conditions, any outbreak or escalation of hostilities or war or any act of terrorism, or any natural or man-made disasters, except to the extent the Company and its subsidiaries are disproportionately affected as compared to other companies in the industries in which the Company and its subsidiaries operate;
•	any suit, action, or proceeding in respect of the Merger Agreement or the transactions contemplated thereby, brought or commenced by any shareholder of the Company to the extent alleging a breach of fiduciary duties;
•	announcement of the Merger Agreement or the pendency of the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its subsidiaries with employees, customers, suppliers or partners, or the identity of Parent or any of its affiliates as the acquirer of the Company; or
•	(i) any action taken, or failure to take action, by the Company or a subsidiary of the Company in each case that Parent has in writing specifically consented to or requested or (ii) the failure to take any action by the Company or a subsidiary of the Company specifically prohibited by the Merger Agreement and that Parent specifically declined to permit within a reasonable period following a written request by the Company.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;
•	their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the Merger Agreement, and the enforceability of the Merger Agreement against them;
•	the absence of (i) a conflict with or violation of the governing documents of Parent or Merger Sub, (ii) a conflict with or violation of applicable laws or orders (assuming receipt of certain approvals and authorizations and the taking of certain actions, including the flings and approvals with or by certain government entities in the PRC) and (iii) a default, breach, violation of, or acceleration of obligations under certain agreements, in each case, as a result of entering into and performing under the Merger Agreement and consummating the transactions contemplated by the Merger Agreement;
•	governmental consents and approvals required in connection with the execution, delivery and performance of the Merger Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated thereby;
•	the absence of legal proceedings against Parent or Merger Sub other than any such legal proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by the Merger Agreement;
•	the accuracy of the information provided by Parent or Merger Sub for inclusion in this proxy statement;
•	available funds necessary for the payment of the aggregate amount of the Merger consideration;
•	no undisclosed ownership of any Shares or any rights to acquire or vote any Shares, except pursuant to the Merger Agreement;

•	absence of requirement of the vote or consent of the security holders of Parent in order for Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement, except for the approval already obtained;
•	the execution and validity of the guarantee provided by Tsingua Holdings and the lack of any default thereunder; and
•	acknowledgement as to the absence of any representations and warranties by the Company other than those representations and warranties as set forth in Article III of the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, subject to certain exceptions in the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, the Company will: (i) conduct its business and operations in the ordinary course and in accordance with past practices and in compliance with all applicable laws, (ii) maintain its existence in good standing and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and current employees and maintain its material business relationships, in each case consistent with the past practice, (iii) assure that each of its contracts entered into after the date of the Merger Agreement do not contain certain prohibited provisions and (iv) promptly notify Parent of certain events specified in the Merger Agreement.

Subject to certain exceptions set forth in the Merger Agreement and the disclosure schedule of the Company delivered in connection with the Merger Agreement, unless Parent consents in writing, which consent will not be unreasonably withheld, conditioned or delayed, the Company will not and will not permit its subsidiaries to, between the date of the Merger Agreement and the Effective Time, directly or indirectly do any of the following, among other things:

•	amend or change their organizational documents;
•	issue, grant, deliver, sell, pledge, dispose of, transfer, subject to any lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of the Company or any of its subsidiaries (in each case except for (A) the issuance of Shares upon the exercise of options or settlement of restricted share units outstanding on the date of the Merger Agreement (or permitted under the Merger Agreement to be granted after the date of the Merger Agreement) or (B) the grant of restricted share units (and issuance of Shares upon settlement thereof) made in the ordinary course of business consistent with past practice (not to exceed an aggregate number of shares after the date of the Merger Agreement equal to the sum of 1,900,000 and such number of Shares that are subject to Company’s stock options or Company’s restricted share units that are forfeited upon an employee’s termination of employment following the date of the Merger Agreement); provided that any such grants of Company’s restricted share units will be subject to the Company’s standard terms with respect to vesting and acceleration and satisfy certain other requirements;
•	declare, set aside, make or pay any dividend or other distribution (other than the US$0.10 per ADS dividend announced by the Company on June 25, 2013, for our shareholders on record as of July 9, 2013 and paid on July 24, 2013);
•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any Shares or the share capital or other ownership interests of any of the Company’s subsidiaries, subject to certain exceptions;
•	directly or indirectly acquire in one transaction or any series of related transactions any equity interests in any business organization or division thereof or any material assets, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing contracts not in excess of US$2,500,000 individually or US$5,000,000 in the aggregate in any transactions;

•	sell, pledge, mortgage, lease, license, grant any interest in, subject to any lien or permit to exist any lien on, transfer or otherwise dispose of, any material property or assets in excess of US$2,500,000 individually or US$5,000,000 in the aggregate in any transactions, except for dispositions of obsolete assets, intercompany transfers or any sale, pledge or disposition of assets in the ordinary course of business and in a manner consistent with past practice;
•	terminate, cancel, transfer, assign, license, encumber or agree to any material change in, or material express waiver rights of a party (other than the Company or its subsidiaries) under any material contract or enter into or amend any contract that would be a material contract;
•	grant any licenses of intellectual property to third parties except in the ordinary course of business;
•	(i) incur, issue, renew, prepay, refinance or modify in any material respect the terms of any indebtedness for borrowed money, (ii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned subsidiary of the Company) or (iii) make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than a wholly owned subsidiary of the Company or acquisitions permitted as described above), except for such loans, advances, capital contributions or investments that do not exceed in each case US$1,500,000 or in the aggregate US$5,000,000 and are made in the ordinary course of business consistent with past practice;
•	except as pursuant to the terms of the Company’s existing benefit plans, (i) increase the compensation payable or to become payable (including bonus grants and retention payments) to employees or increase or accelerate the vesting of any benefits provided to employees in any material respect or in any respect that is outside the ordinary course of business, (ii) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting or termination contract with, any employees, except that the Company may enter into employment contracts with newly hired employees who are not executive officers providing for annual compensation not in excess of US$100,000, consistent with Company standard practice, (iii) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, contract, trust, fund or policy for the benefit of any employees, (iv) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification or retirement allowance, (v) hire, elect or appoint any officer or director (other than to replace departing officers or directors) or (vi) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company; provided that the Company will be permitted to increase the aggregate compensation of all employees (other than certain senior employees) by an amount not to exceed three percent of the aggregate compensation of all employees as of the date of the Merger Agreement (excluding the effect of compensation payable to employees hired after the date of the Merger Agreement);
•	make any changes with respect to any financial or tax accounting principles, policies, methods or procedures used by the Company, except as required by changes in GAAP or applicable law;
•	(i) make, change or revoke any material tax election, (ii) enter into any release, settlement or compromise of any material tax liability, (iii) file any amended tax return (except as required by applicable law) with respect to any tax or waive any statute of limitations with respect to any tax claim or assessment, (iv) change (or file a request to make such change) any method of tax accounting or any annual tax accounting period, (v) enter into any closing agreement relating to any tax, (vi) surrender any right to claim a material tax refund or (vii) fail to timely file all material tax returns with any taxing authority in accordance with past practice (taking into account any extension of time within which to file such tax return);
•	settle or compromise any litigation, audit, claim or other legal proceeding involving the payment of more than US$1,000,000;

•	except for the Merger Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity other than among the Company’s subsidiaries;
•	enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;
•	enter into any contracts with any affiliate (including any director or officer) thereof, other than any wholly-owned Sub of the Company;
•	make capital expenditures in excess of the amounts agreed by the Company and Parent, except for other expenditures necessary to maintain existing assets in good repair, consistent with past practice; or
•	authorize or agree to take any of the foregoing.

Shareholders’ Meeting

The Company has agreed that, as soon as reasonably practicable after the date of the Merger Agreement, the Company will take, in accordance with applicable law and our organizational documents, all action necessary to duly call, give notice of, convene and holding an extraordinary general meeting of our shareholders for the purpose of approving and authorizing the Merger Agreement and the Plan of Merger. Without the consent of Parent, the Company will not adjourn or otherwise postpone or delay the extraordinary general meeting. Notwithstanding the foregoing, the Company will be permitted to delay or postpone the extraordinary general meeting if (i) in the good faith judgment of our board of directors, after consultation with its outside legal counsel, a failure to effect such delay or postponement would be reasonably likely to constitute a breach of our board of directors’ fiduciary duties under applicable law; provided that all such postponements or delays, collectively, may not be for more than 10 business days in the aggregate or (ii) such delay or postponement is desirable to obtain the Company Requisite Vote and, in case of a delay of more than 10 days, Parent has agreed to such delay or postponement.

No Solicitation of Acquisition Proposals; Change of Recommendation; Go-Shop Period

No Solicitation of Acquisition Proposals.  The Company has agreed that, except during the Go-Shop Period (as defined and described below), neither it nor any of its representatives will:

•	initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of, any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal (as defined below);
•	engage in, continue or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, any effort or attempt by any other person to seek to do, or that would reasonably be expected to lead to, an Acquisition Proposal;
•	comply with any request for non-public information or for access to any of the properties, books or records of the Company or any of its subsidiaries by any person (other than Parent and its representatives) that the Company believes would or would reasonably be expected to lead to an Acquisition Proposal; or
•	waive, terminate, modify or fail to enforce any standstill or similar provision in any confidentiality agreement with any person (other than Parent).

However, at any time prior to such time as the Company Requisite Vote has been obtained, the Company may, in response to a written, bona fide Acquisition Proposal that did not a result from the Company’s breach of its “non-solicit” covenants under the Merger Agreement and that our board of directors determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would be reasonably expected to lead to a Superior Proposal (as defined below), directly or indirectly through its representatives, (i) furnish information with respect to the Company to the person making such Acquisition

Proposal pursuant to a customary confidentiality agreement with the Company that has terms at least as restrictive as those contained in the confidentiality agreement, dated as of June 25, 2013, entered into between Parent and the Company and/or (ii) participate in discussions or negotiations with such person and its representatives regarding such Acquisition Proposal; provided that our board of directors has determined in good faith, after consultation with its outside legal counsel, that failure to take such actions would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.

Change of Recommendation.  Our board of directors has resolved to recommend that our shareholders approve and authorize the Merger Agreement and the Plan of Merger. Under the terms of the Merger Agreement, subject to certain exceptions, our board of directors may not:

•	withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, such recommendation;
•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal;
•	publicly take or disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of such Acquisition Proposal or an express reaffirmation of such recommendation;
•	fail to recommend against acceptance of any tender offer or exchange offer for the Shares within 10 business days after the commencement of such offer; or
•	resolve or agree to do any of the foregoing (any of the foregoing, a “Change of Recommendation”).

In addition, our board of directors may not adopt, approve or recommend (publicly or otherwise), or allow the Company or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Acquisition Proposal (other than an acceptable confidentiality agreement described above in accordance with the Merger Agreement) (each, an “Alternative Acquisition Agreement”) or resolve or agree to do any of the foregoing.

However, if, prior to obtaining the Company Requisite Vote or during the Go-Shop Period, the Company has complied with its “non-solicit” covenants under the Merger Agreement and receives a written, bona fide Acquisition Proposal that did not result from a breach of such covenants and that our board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then our board of directors may make a Change of Recommendation and/or authorize the Company to terminate the Merger Agreement pursuant to an Alternative Transaction Termination Event (as defined below in “— Termination of the Merger Agreement”), and the Company, upon receiving such authorization, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided that in each case the conditions set forth below have been satisfied:

•	our board of directors determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of the Merger Agreement, as applicable, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;
•	the Company has provided notice to Parent, at least five days in advance of such Change of Recommendation or authorization, advising Parent of our board of directors’ determination (which notice includes the terms and conditions of such Superior Proposal, including the identity of the party making the Superior Proposal and any financing material related thereto, if any, and copies of any proposed transaction documents with respect to such Superior Proposal);
•	during such five-day period, the Company and its representatives have negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

•	following the end of such five-day period, our board of directors determined in good faith, after consultation with its outside legal counsel and financial advisors, taking into account any changes to the Merger Agreement proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal.

“Acquisition Proposal” means, any inquiry, proposal or offer from any person or group of persons (other than Parent or one of its subsidiaries or affiliates) for (i) a merger, reorganization, consolidation, share exchange, business combination, license, lease, recapitalization, liquidation, dissolution or other transaction involving an acquisition of the Company or any of its subsidiaries whose business constitutes 15 percent or more of the net revenues, net income or total assets of the Company and its subsidiaries, taken as a whole, or over 15 percent of the consolidated total assets of the Company and its subsidiaries or (ii) the acquisition in any manner, directly or indirectly, of over 15 percent of the equity securities of the Company or any of its subsidiaries or over 15 percent of the consolidated total assets of the Company and its subsidiaries, in each case other than a transaction involving Parent or any of its affiliates (and to which Parent has agreed or that Parent has affirmatively proposed).

“Superior Proposal” means any written, bona fide Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15 percent to 50 percent) that our board of directors has determined in its good faith judgment after consultation with its outside legal counsel and financial advisors (i) is not subject to any financing contingency and is more likely to be consummated in accordance with its terms than the Merger (taking into account any adjustments to the terms thereof that may be offered by Parent in writing) and (ii) if consummated, would result in a transaction more favorable to our shareholders as a whole than the transactions in financial terms and taking into account such factors as our board of directors deems appropriate, including any adjustments to the terms thereof that may be offered by Parent in writing.

Go-Shop Period.  During the period commencing upon the date that is three months following the date on which the Company Requisite Vote is obtained and ending upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms (the “Go-Shop Period”), the Company and its representatives will have the right to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue, or otherwise participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would reasonably be expected to lead to an Acquisition Proposal, (iii) comply with any request for non-public information relating to the Company or any of its subsidiaries or for access to any of the properties, books or records of the Company or any of its subsidiaries by any person and/or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person; provided that prior to providing any non-public information concerning the Company to any such person, such person has entered into a customary confidentiality agreement with the Company that has terms at least as restrictive as those contained in the confidentiality agreement, dated as of June 25, 2013, entered into between Parent and the Company, and the Company provides to Parent prior to or simultaneously with the delivery thereof any such information that was not previously provided or made available to Parent.

Certain Additional Covenants

Pursuant to the terms of the Merger Agreement, Parent, Merger Sub and the Company have agreed to certain additional covenants related to the following:

•	sharing of information and access to information of the Company;
•	confidentiality of documents and information;
•	public announcements related to the Merger Agreement and the transactions contemplated thereby;
•	notification of certain matters;
•	stock exchange delisting;

•	Parent’s participation in the defense and settlement of any shareholder litigation relating to the transactions contemplated by the Merger Agreement; and
•	best efforts to eliminate or minimize the effects of certain takeover statutes.

Conditions to the Merger

The obligations of each of Parent, Merger Sub and the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

•	the Company Requisite Vote has been obtained;
•	the parties to the Merger Agreement have made all necessary filings under the PRC Anti-Monopoly Law and Parent has obtained the Required Approvals (other than Required Approvals that Parent has waived; provided that Parent may not waive any such Required Approvals that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger);
•	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger (other than any such Orders with respect to which Parent has waived this condition; provided that Parent may not make such a waiver that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger).

The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

•	the representations and warranties of the Company in the Merger Agreement (disregarding any qualification as to materiality included therein) are true and correct as of the date of the Merger Agreement and as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; provided that certain representation and warranties with respect to (i) capitalization of the Company, (ii) authorization and (iii) brokers are true and correct in all respects, other than de minimis inaccuracies, as of the date of the Merger Agreement and as of the date of the Closing as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct as of such earlier date);
•	the Company has performed or complied in all material respects with all agreements and covenants required to be performed or complied by it under the Merger Agreement at or before the Effective Time;
•	since the date of the Merger Agreement, there has not occurred a Material Adverse Effect that is continuing;
•	Parent has received a certificate signed by an executive officer of the Company certifying that all of the above conditions with respect to the representations and warranties, performance of the agreements and covenants of the Company, and the absence of a Material Adverse Effect have been satisfied; and
•	the holders of no more than 10 percent of the Shares have served a notice of dissent under Section 238(2) of the Companies Law.

The obligations of the Company to effect the Merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the Merger Agreement are true and correct as of the date of the Merger Agreement and as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such date), except where the failure to be true and correct would not, individually or in the aggregate, prevent or materially impede the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement;
•	each of Parent and Merger Sub has performed or complied in all material respects with all agreements and covenants required to be performed or complied by it under the Merger Agreement at or prior to the Effective Time; and
•	the Company has received a certificate signed by an executive officer of Parent and Merger Sub certifying that all of the above conditions with respect to the representations and warranties and performance of the agreements and covenants of Parent and Merger Sub have been satisfied;

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that, from the Effective Time, all rights to indemnification for acts or omissions occurring prior to the Effective Time and to advancement and reimbursement of expenses existing in favor of any of each present (as of the Effective Time) or former director or officer of the Company as provided in the applicable organizational documents or indemnification agreements will survive the Merger and continue in full force and effect in accordance with their terms for at least six years following the Effective Time.

The Merger Agreement also provides that the Company will obtain and pay the premium for a “tail” insurance coverage that provides coverage for a period of six years for acts or omissions occurring on or prior to the Effective Time with terms that are at least as favorable as provided in the Company’s existing directors’ and officers’ liability insurance policy; provided that the Company will not pay, and the surviving company will not be obligated to expend for such policies an amount in the aggregate in excess of 300 percent of the aggregate annual premiums paid by the Company for such insurance as of the date of the Merger Agreement.

The Merger Agreement also provides that the Company will obtain and pay the premium for a “tail” extension of the Company’s existing directors’ and officers’ insurance policies that provides coverage for a period of six years for acts or omissions occurring on or prior to the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance. If the Company and the Surviving Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (x) Parent will cause the surviving company to continue to maintain in effect for a period of at least six years from and after the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing insurance, or (y) Parent will cause the surviving company to use reasonable best efforts to purchase such “tail” insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies. In no event will Parent or the surviving company be required to expend for such insurance, in the case of the purchase of “tail” insurance policies, an amount in excess of 300 percent of the aggregate annual premiums currently paid by the Company for such insurance, or, in the case of annual insurance policies, annual premium amounts in the aggregate in excess of 200 percent of the aggregate annual premiums currently paid by the Company for such insurance; provided that if the annual premiums of such insurance coverage exceed such amount, the surviving company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Agreement to Use Reasonable Best Efforts

Parent and the Company have agreed to use their respective reasonable best efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable law or otherwise (including under any antitrust law and for purposes of obtaining the Required Approvals (as defined below)) to consummate the transactions contemplated by the Merger Agreement as promptly as practicable, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent and (ii) using reasonable best efforts to resolve any objection asserted with respect to the Merger under any antitrust law raised by any governmental entity and to prevent the entry of any governmental order, and to have vacated, lifted, reversed or overturned any governmental order or other action of any governmental entity that would prevent, prohibit, restrict or delay the consummation of the Merger.

“Required Approvals” means certain overseas investment approvals, including the approvals of or filings with, as applicable, (i) the National Development and Reform Commission of the PRC or its competent local counterparts and Ministry of Commerce of the PRC or its competent local counterparts with respect to the consummation of the Merger, (ii) the Ministry of Education and/or the Ministry of Finance of the PRC with respect to the consummation of the Merger (if applicable) and (iii) the State Administration of Foreign Exchange of the PRC or its competent local counterparts in connection with the consummation of the Merger, including approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of Shares or ADSs or other interests pursuant to or in connection with the Merger Agreement and the guarantee from Tsinghua Holdings in which Tsinghua Holdings committed to guarantee the funding of Parent in order to enable Parent to fulfill its obligations under the Merger Agreement (to the extent that funding in U.S. dollars is required thereunder), and, if necessary, clearance under the PRC Anti-Monopoly Law approving the Merger.

Under the Merger Agreement, but without limiting the Company’s rights to terminate the Merger Agreement in accordance with its terms, (i) Parent will not have any obligation to litigate, contest or appeal any administrative or judicial action or proceeding or any governmental order, whether temporary, preliminary or permanent brought by or before any governmental entity or any failure by any governmental entity to provide a consent, (ii) Parent will be under no obligation to make proposals, execute or carry out agreements or submit to governmental orders providing for a divestiture and (iii) the Company will not conduct or agree to conduct a divestiture without the consent of Parent.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the consummation of the Merger:

(a)	by mutual consent of the Company and Parent;
(b)	by either the Company or Parent, if:
•	the Merger is not consummated by January 15, 2014 (such date, as it may be extended, the “Termination Date”), which Termination Date may be extended upon request by the Company or Parent (but in no event later than May 15, 2014) if the Required Approvals have not been obtained by November 30, 2013 and the party requesting such extension makes a written statement that it believes in good faith that there is a reasonable possibility of obtaining the Required Approvals prior to the requested extended Termination Date; provided that this termination right is not available to any party if the failure of such party to perform or comply with its covenants and agreements was the primary cause of the Merger failing to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of the Merger Agreement (a “Termination Date Termination Event”);
•	the extraordinary general meeting is held and completed and our shareholders holding the requisite number of shares do not authorize and approve the Merger Agreement at such meeting or at any adjournment or postponement thereof (a “No Vote Termination Event”); or
•	any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable (whether before or after the Company Requisite Vote has been obtained); provided that this termination right is not available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger (a “Permanent Order Termination Event”); or
(c)	by the Company, if :
•	prior to the time that the Company Requisite Vote is obtained or during the Go-Shop Period, (i) the Company has not breached the “non-solicit” covenants under the Merger Agreement, (ii) our board of directors authorizes the Company to enter into an Alternative Acquisition

Agreement relating to a Superior Proposal, (iii) the Company enters into such Alternative Acquisition Agreement and (iv) either the Company pays the applicable termination fee or has deposited such amount with the escrow agent (as described below in “Termination Fee”) (an “Alternative Transaction Termination Event”); or
•	Parent or Merger Sub has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, such that the corresponding condition to the Closing would not be satisfied and such breach or inaccuracy cannot be cured or, if curable, is not cured by Parent or Merger Sub within 30 days after notice of such breach or if earlier, five business days prior to the Termination Date; provided that this termination right is not available to the Company if the Company is then in material breach of the Merger Agreement and such breach causes any of the conditions to the Closing for the benefit of Parent or Merger Sub not to be satisfied; or
(d)	by Parent, if:
•	our board of directors has (i) made a Change of Recommendation, (ii) has caused or permitted the Company to enter into an Alternative Acquisition Agreement or (iii) has failed to include in this proxy statement the recommendation of our board of directors to our shareholders that they approve and authorize the Merger Agreement and the Plan of Merger (a “Change of Recommendation Termination Event”); or
•	the Company has breached any of its representations, warranties, covenants or agreements under the Merger Agreement, such that the corresponding condition to the Closing would not be satisfied and such breach or inaccuracy cannot be cured or, if curable, is not cured by the Company within 30 calendar days after notice of such breach or if earlier, five business days prior to the Termination Date; provided that this termination right is not available to Parent if Parent is then in material breach of the Merger Agreement and such breach causes any of the conditions to the Closing for the benefit of the Company not to be satisfied.

Termination Fee

The Company would be required to pay Parent a termination fee in the event that the Merger Agreement is terminated:

•	by either Parent or the Company pursuant to a Termination Date Termination Event if (i) the extraordinary general meeting has not been held (other than as a result of an order) or the Company has materially and willfully breached the Merger Agreement, (ii) prior to such termination, an Acquisition Proposal, whether or not conditional, was made public or otherwise became publicly known or had commenced or otherwise submitted, made or had become known to our board of directors and (iii) within 12 months of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal (regardless of whether or not such Acquisition Proposal is the same Acquisition Proposal first referred to in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15 percent in the definition of “Acquisition Proposal” will be deemed to be references to 50 percent;
•	by either Parent or the Company pursuant to a No Vote Termination Event if (i) prior to the extraordinary general meeting, an Acquisition Proposal, whether or not conditional, was made public or otherwise became publicly known or had commenced and (ii) within 12 months of such termination, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal (regardless of whether or not such Acquisition Proposal is the same Acquisition Proposal first referred to in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15 percent in the definition of “Acquisition Proposal” are deemed to be references to 50 percent;
•	by Parent pursuant to a Change of Recommendation Termination Event;
•	by the Company pursuant to an Alternative Transaction Termination Event; or

•	by either Parent or the Company pursuant to a Termination Date Termination Event or a Permanent Order Termination Event and, at the time of such termination, the conditions to the Closing set forth in the Merger Agreement have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (i) any failure to obtain any material approvals from any governmental entities of the United States that are necessary for the consummation of the transactions contemplated by the Merger Agreement or (ii) an Order of any governmental entity of the United States that restrains, enjoins or otherwise prohibits the consummation of the Merger, in each case of clauses (i) and (ii), other than as a result of a breach of the Merger Agreement by Parent or Merger Sub.

The amount of the termination fee described above is equal to RMB 460,000,000, except that the amount of the termination fee is RMB 230,000,000 if the Company terminates the Merger Agreement pursuant to an Alternative Transaction Termination Event in connection with an Acquisition Proposal received by the Company during the Go-Shop Period.

Parent would be required to pay to Spreadtrum Shanghai. a commitment fee of RMB 460,000,000 in the event that the Merger Agreement is terminated by either the Company or Parent pursuant to a Termination Date Termination Event or a Permanent Order Termination Event and, at the time of such termination, the conditions to the Closing set forth in the Merger Agreement have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (i) any failure to obtain any of the Required Approvals, other than Required Approvals waived by Parent, or (ii) an Order of any governmental entity of the PRC that restrains, enjoins or otherwise prohibits the consummation of Merger, other than conditions waived by Parent regarding such Order.

Promptly (and in any case within three business days) after the Company Requisite Vote is obtained, each of the Company and Parent is required to deposit a cash amount equal to RMB 460,000,000 into an escrow account with an escrow agent to be agreed by Parent and the Company, which amounts will be held and may be released by such escrow agent in payment of the Company’s termination fee or Parent’s commitment fee under certain circumstances subject to the terms of the Merger Agreement and an escrow agreement to be agreed by Parent and the Company.

Expenses

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such costs and expenses, except as otherwise provided in the Merger Agreement. Without limiting the foregoing, the Company will pay all fees, costs and expenses to obtain, and satisfy the conditions of, the consents to be obtained by the Company under the Merger Agreement, if any.

Amendment and Waiver

The Merger Agreement may be amended in a writing signed by the parties to the Merger Agreement at any time prior to the Effective Time; provided that after the approval and authorization of the Merger Agreement and the Plan of Merger by our shareholders, no amendment will be made that by law requires further approval of our shareholders without such further approval.

At any time prior to the Effective Time, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) subject to requirements of applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. Any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of the party to be bound thereby. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of those rights.

Remedies

Each of the parties to the Merger Agreement is entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which such party is entitled at law or in equity. The election to pursue an injunction or specific performance will not restrict, impair, or otherwise limit either party from, in the alternative, seeking to terminate the Merger Agreement and collecting the applicable fee under the Merger Agreement.

Governing Law; Jurisdiction

The Merger Agreement and all disputes or controversies arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of conflicts of laws principles of the State of New York. Notwithstanding the foregoing, the following matters will be governed by, and construed in accordance with, the laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Shares, any other rights provided in Section 238 of the Companies Law, the fiduciary or other duties of our board of directors and Merger Sub’s board of directors and the internal corporate affairs of the Company and Merger Sub. Any legal actions or proceeding arising out of or relating to the Merger Agreement brought by any party to the Merger Agreement against any other party to the Merger Agreement must be brought and determined in the courts of the State of New York or the federal courts of the United States of America located in New York, provided that any legal action or proceeding with respect to the matters governed by the laws of the Cayman Islands may be brought and determined in the courts of the Cayman Islands.

DISSENTERS’ RIGHTS

The following is a brief summary of the Dissenters’ Rights. This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex F to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex F, particularly the procedural steps required to exercise Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his, her or its Shares upon dissenting from the proposed Merger, provided that such shareholder follows the procedures summarized below.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to seek relief on the grounds that the Merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•	you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve and authorize the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the resolution at the extraordinary general meeting;
•	within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;
•	within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), a Dissenting Shareholder must give a written notice of his, her or its decision to dissent (a “Notice of Dissent”) to the Company stating his, her or its name and address, the number and class of Shares with respect to which he or she dissents and demanding payment of the fair value of his, her or its Shares. The shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of his, her or its Shares (and the right to participate in court proceedings to determine the fair value of his, her or its Shares or the right to institute proceedings on the grounds that the Merger is void or unlawful). A Dissenting Shareholder must dissent in respect of all the Shares which he or she holds;
•	within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the Plan of Merger is filed with the Registrar, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase his, her or its Shares at a price determined by the Company to be the fair value of such Shares;
•	if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree upon the price, the Company will pay such amount to the Dissenting Shareholder forthwith. If, however, within this period, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and
•	if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders together with a fair rate of interest, if any.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of shareholders of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to become the holder of record of such Shares, in order to follow the steps summarized above in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs representing Shares held by the ADS Depositary who wishes to dissent must surrender his, her or its ADSs to the ADS Depositary before the extraordinary general meeting on September 4, 2013 and pay any applicable fees to the ADS Depositary to cancel his, her or its ADSs and then become a record holder of such Shares and comply with the procedures described above in order to perfect Dissenters’ Rights with respect to such Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS Depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact your broker. If your broker needs further instruction, please have your broker contact the ADS Depositary.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Failure to vote your Shares, or a vote against the approval and authorization of the Merger Agreement and the Plan of Merger will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to the offices of Spreadtrum Communications (Shanghai) Co., Ltd. at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, Attention: Legal Department.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than ten and one-third U.S. dollars (US$10.33) in cash without interest for each Share that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and Parent intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of Company Ordinary Shares, as of July 12, 2013, by:

•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each person known to us to own beneficially more than 5.0 percent of our outstanding Shares.

The amounts and percentages of Company Ordinary Shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. To the Company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive power over the shares beneficially owned by them.

	Shares Beneficially Owned as of July 12, 2013(1)
	Number	%(2)
Directors and Executive Officers:
Datong Chen(3)	3,083,737	2.1%
Hao Chen	*	*
Scott Sandell(4)	15,193,895	10.1%
Zhongrui Xia	*	*
Carol Yu	*	*
Leo Li(5)	4,925,920	3.2%
Xiaoning (Shannon) Gao	*	*
Qiang Cao	*	*
Brian Chen	*	*
All directors and executive officers as a group(6)	25,288,257	16.2%
Principal Shareholders:
Scott Sandell(4)	15,193,895	10.1%
Entities affiliated with New Enterprise Associates 11, Limited Partnership(7)	14,684,209	9.8%
FMR LLC	15,191,667	10.1%
Waddell & Reed Group	7,735,800	5.2%

*	Represents less than 1 percent of Company Ordinary Shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to direct the voting or the disposition of the securities. For each person and entity included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or entity (including shares such person or entity has the right to acquire within 60 days of July 12, 2013) by the sum of the number of shares outstanding and the number of shares such person or entity has the right to acquire within 60 days of July 12, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security.
(2)	Percentage of ordinary shares is based on 149,817,682 Company Ordinary Shares outstanding as of July 12, 2013.
(3)	Includes 2,714,184 Company Ordinary Shares and 32,550 ADSs held by Dr. Chen, 268,000 Company Ordinary Shares issuable upon exercise of stock options held by Dr. Chen that are or will become exercisable within 60 days of July 12, 2013, and 3,903 Company Ordinary Shares underlying restricted share units held by Dr. Chen that will vest within 60 days of July 12, 2013.

(4)	Includes 650 ADSs held by Mr. Sandell, 518,000 Company Ordinary Shares issuable upon exercise of options held by Mr. Sandell that are exercisable or will become exercisable within 60 days of July 12, 2013 and 3,903 Company Ordinary Shares underlying restricted share units held by Mr. Sandell that will vest within 60 days after July 12, 2013. Also includes 14,659,929 Company Ordinary Shares owned by New Enterprise Associates 11, Limited Partnership (“NEA 11”); 7,449 Company Ordinary Shares owned by New Enterprise Associates, LLC (“NEA LLC”); and 2,664 Company Ordinary Shares owned by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. NEA Partners 11, Limited Partnership (“NEA Partners 11”) is the sole general partner of NEA 11 and NEA 11 GP, LLC (“NEA 11 LLC”) is the sole general partner of NEA Partners 11. The individual managers (collectively, the Managers) of NEA 11 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri and Scott D. Sandell. The Managers share voting and dispositive power with regard to the Company Ordinary Shares directly held by NEA 11. The members of the board of directors of NEA LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant and Scott D. Sandell. The members of the board of directors of NEA LLC share voting and dispositive power with regard to the Company Ordinary Shares directly held by NEA LLC. Mr. Sandell is a trustee of The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees and may be deemed to have voting and dispositive power with respect to the Company Ordinary Shares held by The Sandell Family Trust, u/d/t March 30, 2001, Scott D. Sandell and Jennifer Ayer Sandell, Trustees. The address for NEA 11 and NEA LLC is 1954 Greenspring Drive, Suite 600, Timonium, MD, 21093.
(5)	Includes 422,825 ADSs held by Dr. Li, 3,607,445 Company Ordinary Shares issuable upon exercise of stock options held by Dr. Li that are or will become exercisable within 60 days of July 12, 2013 and 50,000 Company Ordinary Shares underlying restricted share units held by Dr. Li that will vest within 60 days after July 12, 2013.
(6)	Includes 17,384,226 Company Ordinary Shares and 589,776 ADSs held by our directors and executive officers. Also includes 6,036,125 Company Ordinary Shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of July 12, 2013 and 3,325,452 Company Ordinary Shares underlying restricted share units held by our directors and executive officers that will vest within 60 days after July 12, 2013.
(7)	Includes 14,659,929 Company Ordinary Shares owned by NEA 11; 16,831 Company Ordinary Shares owned by NEA Ventures 2004, L.P. (“NEA Ventures 2004”); and 7,449 Company Ordinary Shares owned by NEA LLC. NEA Partners 11 is the sole general partner of NEA 11 and NEA 11 LLC is the sole general partner of NEA Partners 11. The individual managers (collectively, the “Managers”) of NEA 11 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri and Scott D. Sandell. The Managers share voting and dispositive power with regard to the Company Ordinary Shares directly held by NEA 11. J. Daniel Moore, the general partner of NEA Ventures 2004 has voting and dispositive power with regard to the Company Ordinary Shares directly held by NEA Ventures 2004. The members of the board of directors of NEA LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant and Scott D. Sandell. The members of the board of directors of NEA LLC share voting and dispositive power with regard to the Company Ordinary Shares directly held by NEA LLC. The address for NEA 11, NEA LLC and NEA Ventures 2004, is 1954 Greenspring Drive, Suite 600, Timonium, MD, 21093.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) resulting from the exchange of Shares for cash pursuant to the Merger Agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the IRS and the IRS may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, the alternative minimum tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies, mutual funds, or real estate investment trusts, (iii) S corporations, (iv) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, (v) tax-exempt organizations, (vi) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vii) holders that acquired Shares in connection with the performance of services; (viii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, (ix) retirement plans, individual retirement accounts, or other tax-deferred accounts, (x) U.S. expatriates or (xi) U.S. Holders that actually or constructively own 10 percent or more of our voting shares. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times (generally, property held for investment).

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual who is a U.S. citizen or a resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all of its substantial decisions or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the Merger or as a result of a U.S. Holder exercising its Dissenters’ Rights (as described under the section entitled “Dissenters’ Rights”), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss generally will be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the Merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate, not to exceed 20 percent. The ability to use any capital loss to offset ordinary income is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

In general, we will be a passive foreign investment company (“PFIC”) for any taxable year in which (i) at least 75 percent of our gross income is passive income or (ii) at least 50 percent of the value of our assets (based on a quarterly average value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, and certain royalties and rents and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25 percent (by value) of the shares of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We do not believe that we have been a PFIC for a prior taxable year, but we have not made any detailed analysis of our status as a PFIC for any year. Based on the projected composition of our income and value of our assets, we do not currently expect to become a PFIC for our current taxable year. Our PFIC status for the current taxable year will not be determinable until the close of the taxable year and, accordingly, there can be no assurance that we will not be a PFIC for our current taxable year.

If, contrary to our expectation, we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid mark-to-market election, then any gain recognized by such U.S. Holder on the disposition of Shares generally would be allocated ratably over such U.S. Holder’s holding period for the Shares. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year through the due date of the U.S. Holder’s federal income tax return for the taxable year in which the Merger occurs.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent tax on the lesser of (i) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s filing status). A U.S. Holder’s net investment income will generally include gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their disposition of the Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the Merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding at a rate of 28 percent unless the U.S. Holder (i) is an exempt recipient and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

CERTAIN MATERIAL PEOPLE’S REPUBLIC OF CHINA INCOME TAX CONSEQUENCES

Under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (Guo Shui Han 2009 No. 698, or “Circular 698”), issued by the State Administration of Taxation, which became effective as of January 1, 2008 where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (i) an actual rate of tax of less than 12.5 percent or (ii) a tax exemption for the income arising out of the disposition, the non-resident enterprise is required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10 percent enterprise income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company’s shares or ADSs would be subject to Circular 698, the Company is not aware of any prior reported transaction in which the taxing authorities have asserted that PRC enterprise income tax is due in such a circumstance. If, however, the PRC tax authorities were to invoke Circular 698 and impose tax on the receipt of cash for Shares or ADSs in the Merger, then any gain recognized on the receipt of cash for Shares or ADSs pursuant to the Merger by our non-individual shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC enterprise income tax at a rate of 10 percent.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, gain from the disposition of the Shares would be regarded as gain sourced from the PRC and should be subject to a 10 percent enterprise income tax in the PRC unless it is exempted by an applicable income tax treaty concluded between the jurisdiction in which you are a tax resident and the PRC. Pursuant to Circular on the Tentative Administrative Measures for Non-resident to Claim Tax Treaty Benefits (Guo Shui Fa 2009 No. 124), claiming treaty benefits for exemption of capital gains under the relevant tax treaties must be approved by the relevant taxation authorities. We cannot assure you that you will be entitled to the benefits under the relevant income tax treaty between the jurisdiction in which you are a tax resident and the PRC.

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences, the availability of any relief under the relevant income tax treaty between the jurisdiction in which you are a tax resident and the PRC, and the availability of foreign tax credits in your home jurisdiction for any PRC income tax that may be imposed.

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for our Shares and ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands, or produced before a court and (ii) registration fees will be payable to the Registrar of Companies to register the Plan of Merger.

FUTURE SHAREHOLDER PROPOSALS

As previously announced, we held our annual general meeting at Room 2201, at Spreadtrum Center, Building No. 2, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China, on July 26, 2013 at 10:00 a.m., Beijing Standard Time. If the Merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NASDAQ require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investors — Financial Information” section of our website at http:// ir.spreadtrum.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 26, 2013 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since December 31, 2012 are incorporated herein by reference.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to Innisfree M&A Incorporated by phone at 888-750-5834 (toll-free from the US and Canada) or +1-412-232-3651 (from other countries). Banks and brokers may call collect at +1-212-750-5833.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED JULY 26, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE OR SUCH EARLIER DATE AS OTHERWISE EXPRESSLY REFERENCED HEREIN, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger

EXECUTION VERSION

Agreement and Plan of Merger

by and among

Tsinghua Unigroup Ltd.

and

Spreadtrum Communications, Inc.

dated as of

July 12, 2013

1

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 12, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), and Spreadtrum Communications, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, following the execution of this Agreement, Parent shall form a new wholly owned subsidiary as a Cayman Islands exempted company (“Merger Sub”) and shall cause Merger Sub to join this Agreement.

WHEREAS, Parent and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly owned, direct or indirect, subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders for Parent to acquire the Company on the terms and subject to the conditions set forth herein; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iii) resolved to recommend the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company.

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Tsinghua Holdings Co. Ltd. (the “Guarantor”) is delivering to the Company a limited guarantee, dated the date of this Agreement, in favor of the Company pursuant to which the Guarantor is guaranteeing certain of the obligations of Parent and Merger Sub under this Agreement (such guarantee, the “Guarantee”).

WHEREAS, the board of directors of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

AGREEMENT

ARTICLE I
THE MERGER

Section 1.1 The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger and as a wholly owned, direct or indirect, subsidiary of Parent. The Company from and after the Effective Time is hereinafter also referred to as the “Surviving Company.” From and after the Effective Time, the Merger shall have all the effects of a merger under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”) and as set forth in this Article I.

Section 1.2 Closing; Effective Time.  The closing of the Merger (the “Closing”) will take place as soon as reasonably practicable (and in any event within ten (10) Business Days) after the satisfaction or waiver (by the party entitled to waive such conditions) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Morrison & Foerster LLP, 22nd Floor, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing, PRC, unless another place, date or time is agreed to by the parties hereto. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by executing (or in the case of Parent, causing to be executed by Merger Sub) and filing the Plan of Merger, in substantially the form attached hereto as Exhibit A (with such changes as Parent may specify consistent with this Agreement to reflect the formation of Merger Sub as the “Merging Company” under the Plan of Merger as contemplated by Section 1.3) (the “Plan of Merger”), a certificate of good standing, a director’s declaration for each of Merger Sub and the Company and any other required certificates and documents with the Registrar of Companies of the Cayman Islands (the “Registrar”). The Merger shall become effective upon the registration of the Plan of Merger by the Registrar (the “Effective Time”), which shall be evidenced by the issue by the Registrar of the Certificate of Merger in respect of the Merger. If the Registrar requires any changes to the Plan of Merger as a condition to registration or to issuing the Certificate of Merger, Parent, Merger Sub and the Company will mutually cooperate to execute any necessary revisions incorporating such changes; provided, that such changes are not inconsistent with, and do not result in any material change in, the terms of this Agreement.

Section 1.3 Formation of Merger Sub.  As promptly as reasonably practicable after the date of this Agreement, Parent shall cause Merger Sub to be formed as a wholly owned (directly or indirectly) exempted company under the laws of the Cayman Islands. Promptly thereafter, Parent shall cause Merger Sub to join this Agreement by signing a counterpart signature page hereto or by signing a joinder agreement or similar document in form reasonably satisfactory to the Company and, if appropriate to cause Merger Sub to join this Agreement, Parent and the Company also shall sign such agreement or document. Parent shall take such actions as are necessary to cause the board of directors of Merger Sub to approve this Agreement and to cause the shareholder of Merger Sub to approve the execution, delivery and performance of this Agreement, the approval and authorization of the Plan of Merger and the consummation of the Transactions by Merger Sub and, if required, Parent shall cause the board of directors of Merger Sub to approve, and the Company Board shall approve, the Plan of Merger in the form to be filed with the Registrar as contemplated by Section 1.2 with such changes as necessary or appropriate in connection with the formation of Merger Sub and in any case consistent with the terms of this Agreement. Notwithstanding any provision herein to the contrary, (i) the obligations of Merger Sub to perform its covenants under this Agreement, and of Parent to cause Merger Sub to take any actions, shall commence only at the time Merger Sub so joins this Agreement and (ii) each representation and warranty made by or with respect to Merger Sub shall be deemed not made until Merger Sub’s joinder of this Agreement and any references to the date of this Agreement with respect thereto shall refer to the date of Merger Sub’s joinder.

Section 1.4 Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and applicable provisions of the Companies Law. Without limiting the generality of the foregoing, in each case with effect from the Effective Time:

(a) the Surviving Company shall possess all the rights, assets, privileges, immunities, powers, objects, purposes and franchises, of a public as well as a private nature, of each of the Merger Sub and the Surviving Company (collectively, the “Constituent Companies”). All assets of each of the Constituent Companies and all and every other interest therein belonging to either of the Constituent Companies shall be taken and deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Companies shall not revert or be in any way impaired by reason of such Merger;

(b) the Surviving Company shall thereupon and thereafter be responsible and liable for all claims, debts, liabilities and obligations of each of the Constituent Companies;

(c) the Memorandum and Articles of Association in substantially the form attached hereto as Exhibit B shall be the Memorandum and Articles of Association of the Surviving Company;

(d) the register of members of the Surviving Company shall have been updated to reflect the membership of the Surviving Company; and

(e) the initial directors and officers of the Surviving Company shall be as set forth in the Plan of Merger.

ARTICLE II
EFFECTS OF THE MERGER ON THE SHARE CAPITAL OF
THE CONSTITUENT COMPANIES

Section 2.1 Conversion of Shares.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Shares of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Company and this will be reflected in the register of members of the Surviving Company.

(b) Merger Consideration.  Each ordinary share of the Company of a nominal or par value of US$0.0001 per share (the “Company Ordinary Shares”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing three (3) Company Ordinary Shares (“ADSs”), other than Excluded Shares, shall be cancelled in exchange for the right to receive ten and one-third U.S. dollars (US$10.33) in cash per Share without interest (the “Per Share Merger Consideration”), rounded down to the nearest whole dollar for each holder of Shares (after aggregating all Shares held by such holder). As each ADS represents three (3) Company Ordinary Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) shall represent the right to receive thirty-one U.S. dollars (US$31.00) in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement.

At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 2.2(e). For the purposes of this Agreement, “Excluded Shares” means (x) Shares (“Dissenting Shares ”) owned by holders (“Dissenting Shareholders”) who have validly exercised their right to dissent from the Merger (“Dissenter Rights”) and not lost their Dissenter Rights pursuant to Section 238 of the Companies Law, (y) Treasury Shares and (z) Company Ordinary Shares held by the Depositary in the Company’s name as described in Section 3.3(a)(ii).

At the Effective Time, all Company Ordinary Shares that are held by the Company as treasury shares immediately prior to the Effective Time (“Treasury Shares”) or held by the Depositary in the Company’s name as described in Section 3.3(a)(ii) shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. No Per Share Merger Consideration and no other amount shall be payable in respect of the cancellation of the Treasury Shares and other Company Ordinary Shares described in the immediately preceding sentence, and such Treasury Shares and other Company Ordinary Shares shall not be deemed to be Shares for the purposes of this Agreement.

(c) Certain Adjustments.  Notwithstanding any provision of this Article II, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted and relevant provisions of this Agreement amended to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

(d) Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he, she or it has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to Dissenting Shareholders and shareholders who are untraceable exceeds two million U.S. dollars (US$2,000,000), such monies and any monies that are returned shall be held by the Surviving Company in a separate non-interest bearing account for the benefit of Dissenting Shareholders and shareholders who are untraceable. Monies remaining unclaimed after a period of seven (7) years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.2 Exchange of Share Certificates.

(a) Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (the “Paying Agent”) selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed), for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds sufficient for the Paying Agent to make payments under Section 2.1(b) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b) Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America; (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding one billion U.S. dollars (US$1,000,000,000). Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(b) shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 2.2(f). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 2.1(b), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(b).

(c) Exchange Procedures.  Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Per Share Merger Consideration to registered holders of the Shares (other than Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree (which shall include the statement that delivery of Share Certificates will be effected by, and risk of loss and title to Share Certificates will pass only upon, delivery of the Share Certificates to the Paying Agent) and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.2(g)) and such other documents as may be required in exchange for the Per Share Merger Consideration. Upon delivery to the Paying Agent of all documents required in accordance with the terms of such letter of transmittal, duly executed (including, in the case of any Shares represented by a Share Certificate, such Share Certificate or an affidavit and indemnity of loss in lieu of the Share

Certificate as provided in Section 2.2(g)), the applicable registered holder of Shares (other than Excluded Shares), including Shares that are represented by a Share Certificate and Shares that are not represented by a Share Certificate (“Uncertificated Shares”), shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.2(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.

Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than any ADSs representing any Excluded Shares) and (y) the Per ADS Merger Consideration; (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than holders of any ADSs representing any Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs and (iii) the Depositary shall return to the Surviving Company, or at the Surviving Company’s direction, any amounts transmitted to the Depositary pursuant to the immediately preceding clause (i) that remain with the Depositary and unclaimed by any ADS holder at the date that is six (6) months after the Closing Date. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for the aggregate Per Share Merger Consideration payable in respect of such Shares may be issued to such transferee, if all documents reasonably required by the Paying Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable and all other required documents are presented to the Paying Agent, accompanied by the Share Certificates (if any) that immediately prior to the Effective Time represented such Shares.

(d) Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration and Per ADS Merger Consideration paid in exchange for the cancellation of the Shares (including Shares represented by Share Certificates and Uncertificated Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares (including Shares previously represented by Share Certificates and Uncertificated Shares), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time (whether represented by Share Certificates or Uncertificated Shares) shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article II.

(e) Dissenter’s Rights.  No person who has validly exercised their Dissenter Rights pursuant to Section 238 of the Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such person unless and until such person shall have effectively withdrawn such person’s written objection or lost such person’s Dissenter Rights under the Companies Law. If a holder of Dissenting Shares effectively withdraws its written objection or loses its Dissenter Rights under Section 238 of the Companies Law with respect to any Dissenting Shares, such Shares shall cease to be Dissenting Shares. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written objection to the

Merger or any demands for the exercise of Dissenter Rights and any other instruments served pursuant to applicable law that are received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any dissent from the Merger or the exercise of Dissenter Rights, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the former holders of Shares at the date that is six (6) months after the Effective Time shall be delivered to or at the direction of the Surviving Company. Any former holder of Shares who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article II upon due surrender of its Share Certificates, if any (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.2(g)), and any required documents, without any interest thereon.

(g) Lost, Stolen or Destroyed Share Certificates.  In the event of any Share (other than Excluded Shares) being represented by a Share Certificate that shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Surviving Company and, if reasonably required by the Surviving Company or by the Paying Agent, the posting by such person of a bond in customary amount and upon such terms as may be reasonably required by the Surviving Company or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent will issue a check to such person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h) Withholding Rights.  Each of the Surviving Company, Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax law; provided, that in the case of withholding pursuant to the Circular 698 described in Section 6.7(c), such withholding shall only be made upon a determination by the PRC State Administration of Taxation that such withholding is required. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options in respect to which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

(i) Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement (the “Deposit Agreement”), dated as of June 29, 2007, by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, in accordance with its terms.

(j) No Liability.  None of the Surviving Company, Parent, the Paying Agent, the Depositary or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(k) Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and ADSs for the purposes of Section 238(8) of the Companies Law.

(l) No Further Dividends.  No dividends or other distributions with respect to share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the former holders of any Shares (regardless of whether or not such holders have surrendered such Shares).

Section 2.3 Treatment of Company Stock Options and Company Restricted Share Units.

(a) Treatment of Company Stock Options.

(i) At the Effective Time, each vested Company Stock Option (or, in the case of a Company Stock Option that is partially vested, the vested portion thereof) that is outstanding and unexercised as of the Effective Time shall be entitled to receive, for each Company Ordinary Share or ADS subject to such vested Company Stock Option, the difference between the exercise price applicable to such Company Stock Option and: (A) in the case of a vested Company Stock Option that was denominated in or exercisable for Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested Company Stock Option that was denominated in or exercisable for ADSs, the Per ADS Merger Consideration.

(ii) At the Effective Time, each unvested Company Stock Option (or in the case of a Company Stock Option that is partially vested, the unvested portion thereof) that is outstanding and unexercised as of the Effective Time will be assumed by the Surviving Company and converted into an option to purchase ordinary shares of the Surviving Company (each such Company Stock Option (or portion thereof), an “Assumed Option”) in an amount, at an exercise price and on the terms and conditions as determined in accordance with this Section 2.3(a)(ii). Accordingly, from and after the Effective Time:

(A) each Assumed Option may be exercised solely for ordinary shares of the Surviving Company;

(B) the number of Surviving Company ordinary shares subject to each Assumed Option shall be equal to: (1) in the case of an Assumed Option that was denominated in or exercisable for Company Ordinary Shares, the same number of Company Ordinary Shares that were subject to such Company Stock Option immediately prior to the Effective Time and (2) in the case of an Assumed Option that was denominated in or exercisable for ADSs, the product obtained by multiplying the number of ADSs that were subject to such Company Stock Option immediately prior to the Effective Time by three (3), rounded down to the nearest whole ordinary share;

(C) the per share exercise price for the Surviving Company ordinary shares issuable upon exercise of each Assumed Option shall be equal to: (1) in the case of an Assumed Option that was denominated in or exercisable for Company Ordinary Shares, the per share exercise price of the Company Ordinary Shares at which such Company Stock Option was exercisable immediately prior to the Effective Time and (2) in the case of an Assumed Option that was denominated in or exercisable for ADSs, the quotient obtained by dividing the per share exercise price of the ADSs at which such Company Stock Option was exercisable immediately prior to the Effective Time by three (3), rounded up to the nearest whole cent;

(D) each Assumed Option will otherwise be subject to, and vested on, the same terms and conditions applicable to such Assumed Option (including under the terms of the applicable Company Stock Plan, the applicable stock option agreement and any other applicable Company Plan) as of immediately prior to the Effective Time; and

(E) notwithstanding anything to the contrary in this Section 2.3(a), if the Surviving Company’s ordinary shares are not listed on a securities exchange at any time that the holder thereof exercises such Assumed Option, such holder shall have the right, at such holder’s election (the “Vested Option Cash-Out Election”), to receive, from the Surviving Company or its assignees, in lieu of the number of Surviving Company ordinary shares for which such exercise is made (“Exercised Option Shares”), an amount in cash in U.S. dollars (in the case of holders resident outside the PRC) or in RMB (in the case of holders resident in the PRC) for each Exercised Option Share equal to (I) the product of (x) the quotient of (1) the Surviving

Company’s net income (as determined in accordance with the accounting principles applied to the Surviving Company’s audited financial statements) for the then-most-recent four fiscal quarters, divided by (2) the number of Surviving Company ordinary shares outstanding as of such time, multiplied by (y) 10, minus (II) the applicable exercise price for each Exercised Option Share; provided, that such holder may only make the Vested Option Cash-Out Election during a Cash-Out Election Period, and if such holder exercises such Assumed Option at any time other than during a Cash-Out Election Period, such holder shall receive upon exercise thereof the number of Surviving Company ordinary shares for which such exercise is made; provided, further, that the Surviving Company shall not be required to make any such payment to the extent it is prohibited from doing so by applicable law; provided, further, that in such case the Company shall make the maximum payment permitted by applicable law and shall use its reasonable best efforts to make any remaining payment as promptly thereafter as possible. “Cash-Out Election Period” means any day during (x) the five (5) Business Day period that begins on the date that is nine (9) months following the Closing Date and (y) each five Business Day period that begins on each six (6) month anniversary of the date that is nine (9) months following the Closing Date; provided, that any Cash-Out Election Period shall immediately end on, and no new Cash-Out Election Periods shall commence following, the date on which the Surviving Company is listed on a securities exchange.

(b) Treatment of Company Restricted Share Units.

(i) At the Effective Time, each vested Company Restricted Share Unit that is outstanding as of the Effective Time shall be entitled to receive: (A) in the case of a vested Company Restricted Share Unit that was denominated or settled in Company Ordinary Shares, the Per Share Merger Consideration and (B) in the case of a vested Company Restricted Share Unit that was denominated or settled in ADSs, the Per ADS Merger Consideration.

(ii) At the Effective Time, each unvested Company Restricted Share Unit will be assumed by the Surviving Company and converted into restricted share units settled in ordinary shares of the Surviving Company (each such Company Restricted Share Unit, an “Assumed Restricted Share Unit”) in an amount and on the terms determined in accordance with this Section 2.3(b)(ii). Accordingly, from and after the Effective Time:

(A) Assumed Restricted Share Units will only be settled in ordinary shares of the Surviving Company;

(B) the number of Surviving Company ordinary shares subject to each Assumed Restricted Share Unit award shall be equal to: (1) in the case of Assumed Restricted Share Units that were denominated or settled in Company Ordinary Shares, the same number of Company Ordinary Shares that were subject to the Company Restricted Share Units immediately prior to the Effective Time and (2) in the case of Assumed Restricted Share Units that were denominated in or would otherwise have been settled in ADSs, the product obtained by multiplying the number of ADSs that were subject to the Company Restricted Share Units immediately prior to the Effective Time by three (3), rounded down to the nearest whole ordinary share;

(C) except as modified hereby, each Assumed Restricted Share Unit will otherwise be subject to, and vested on, the same terms and conditions applicable to such Assumed Restricted Share Unit (including under the terms of the applicable Company Stock Plan, the applicable restricted share unit agreement and any other applicable Company Plan) as of immediately prior to the Effective Time; and

(D) notwithstanding anything to the contrary in this Section 2.3(b), if the Surviving Company’s ordinary shares are not listed on a securities exchange at the time that Surviving Company ordinary shares would otherwise be issuable pursuant to the vesting of such Assumed Restricted Share Unit (“Vested RSU Shares”) and do not otherwise become listed on a securities exchange prior to the end of the Cash-Out Election Period that immediately follows the applicable vesting date of such Assumed Restricted Share Units, such holder shall have the right, at such holder’s election (the “Vested RSU Cash-Out Election”), to receive, from the Surviving Company or its assignees, in lieu of the Vested RSU Shares subject to such Assumed Restricted Share Unit, an amount in cash in U.S. dollars (in the case of holders resident outside the PRC) or in RMB (in the case of holders resident in the PRC) per Vested RSU Share equal to (I) the product of (x) the quotient of (1) the Surviving Company’s net income (as determined in accordance with the accounting principles applied to the Surviving Company’s audited financial statements) for the then-most-recent four fiscal quarters, divided by (2) the number of Surviving Company ordinary shares outstanding as of such time, multiplied by (y) 10, minus (II) the applicable per Vested RSU Share price (if any); provided, that such holder may only make the Vested RSU Cash-Out Election during the Cash-Out Election Period that immediately follows the applicable vesting date of the Assumed Restricted Share Units; provided, further, that, prior to the date an Assumed Restricted Share Unit vests, such holder shall have the right, at such holder’s election, to delay the issuance of the Vested RSU Shares attributable to such vested Assumed Restricted Share Unit until the Cash-Out Election Period immediately following the date on which such Assumed Restricted Share Unit vested. Notwithstanding the foregoing, if the holder of an Assumed Restricted Share Unit is subject to U.S. taxation and the applicable Cash-Out Election Period would end after March 15 of the calendar year following the year in which the Assumed Restricted Share Unit vested (the “March 15th Date”), the applicable Cash-Out Election Period shall be the five (5) Business Day period that ends prior to, and exclusive of, the March 15th Date and the cash payable pursuant to the Vested RSU Cash-Out Election or the Vested RSU Shares issuable in the absence of such election shall be paid or issued no later than the March 15th Date.

(c) Corporate Action.  At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass all resolutions and take all other actions that are reasonably necessary to effectuate the provisions of Section 2.3(a) and (b). Any notices, consents or other written communications to holders of Company Stock Options or Company Restricted Share Units regarding this Section 2.3 or the Transactions will be subject to the review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding any provision herein to the contrary, the Company may, prior to the Closing, amend outstanding Company Stock Options and Company Restricted Share Units to provide that if the Surviving Company terminates the employment of the holder of any such Company Stock Option or Company Restricted Share Unit without cause, prior to the listing of the Surviving Company’s ordinary shares on a securities exchange, then such Assumed Stock Options and Assumed Restricted Share Units, to the extent then vested, will remain outstanding (and shall remain exercisable, in the case of Assumed Stock Options), but shall not continue to vest with respect to additional shares following such termination, until the end of the next succeeding Cash-Out Election Period (or such later date as is provided in such Company Option or Company Restricted Share Unit prior to such amendment).

(d) Surviving Company.  For purposes of Section 2.3(a)(ii)(E) and Section 2.3(b)(ii)(D), all references to the Surviving Company shall include any successor company or entity the capital stock of which is subject to the Assumed Options and the Assumed Restricted Share Units.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the specific section or subsection of the disclosure schedule delivered by the Company to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to a section or subsection of this Article III or any other section or subsection of this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosed information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Qualification.  Each of the Company and the Company Subsidiaries (a) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the jurisdiction of its organization; (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary or desirable, except, with respect to clause (c), as would not, individually or in the aggregate, (i) prevent or materially delay the consummation of the Transactions or (ii) have a Material Adverse Effect.

Section 3.2 Memorandum and Articles of Association.

(a) The Company has Made Available to Parent a complete and correct copy of the memorandum and articles of association of the Company, as amended to date (the “Company M&A”). The Company M&A are in full force and effect and the Company is not in violation of any of the provisions of the Company M&A.

(b) The Company has Made Available to Parent, with respect to each Company Subsidiary, a complete and correct copy of its Organizational Documents as amended to date. Each of the Organizational Documents is in full force and effect and each Company Subsidiary is not in violation of any of the provisions of its respective Organizational Documents. Without limiting the generality of the foregoing, each of the Organizational Documents for the PRC Subsidiaries and each other Company Subsidiary that is established in the PRC has been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(c) The Company has Made Available to Parent complete and accurate copies of (i) the minutes of all meetings of the Company Board and the committees thereof and, in the case of action by written consent by the Company Board and the committees thereof, such written consents and (ii) the minutes of all meetings of the shareholders of the Company, in each case of clauses (i) and (ii), (x) to the extent that minutes have been prepared (and excluding portions thereof relating to the Transactions and the Company’s related strategic process in connection therewith) and (y) for all meetings held or actions taken by written consent since January 1, 2010 through the date of this Agreement.

Section 3.3 Capitalization.

(a) The authorized share capital of the Company consists of five hundred fifty million (550,000,000) Company Ordinary Shares and fifteen million (15,000,000) preference shares of a nominal or par value of US$0.0001 per share (the “Preference Shares”). As of June 30, 2013:

(i) One hundred forty-nine million five hundred twenty-three thousand six hundred thirty-one (149,523,631) Company Ordinary Shares are issued and outstanding;

(ii) One million six hundred seventeen thousand one hundred seven (1,617,107) Company Ordinary Shares have been issued to the Depositary and are being held in the Company’s name pending allocation upon exercise of any Company Stock Option or Company Restricted Share Unit granted pursuant to the Company Stock Plan (and for the avoidance of doubt are not included in the number of issued and outstanding Company Ordinary Shares set forth in clause (i));

(iii) no Preference Shares are outstanding;

(iv) Twelve million two hundred twenty thousand six hundred three (12,220,603) Company Ordinary Shares are subject to outstanding Company Stock Options; and

(v) Eleven million two hundred thirty-nine thousand five hundred forty-nine (11,239,549) Company Restricted Share Units are outstanding.

Since the close of business on June 30, 2013, the Company has not issued or granted any shares of its capital stock or any other Company Securities, except for issuances of shares upon the exercise or settlement of Company Securities outstanding as of June 30, 2013.

(b) Except as set forth above, as of the date of this Agreement, (i) there are no outstanding (A) shares or other voting securities of the Company; (B) securities of the Company convertible into or exchangeable for shares or voting securities of the Company or (C) options, warrants, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”) and (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. As of the date of this Agreement, all outstanding Shares are, and all Shares that may be issued pursuant to the exercise of Company Stock Options outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable, and not subject to preemptive rights.

(c) The Company has Made Available to Parent a true and correct list that sets forth, as of the close of business on July 9, 2013, (i) a list of all holders of Company Stock Options and Company Restricted Share Units; (ii) an indication of whether each holder is an employee of the Company or any Subsidiary thereof; (iii) the date of grant; (iv) the number of Shares subject to each such Company Stock Option and Company Restricted Share Unit award; (v) the price per share at which such Company Stock Option may be exercised; (vi) the Company Stock Plan pursuant to which the Company Stock Option and Company Restricted Share Unit award was granted; (vii) whether the Company Stock Option is an “incentive stock option” (as defined in the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”)) or a non-qualified stock option and (viii) the weighted average exercise price per Company Ordinary Share for all such Company Stock Options. Each grant of Company Stock Options and Company Restricted Share Units was duly authorized no later than the date on which the grant of such Company Stock Option and Company Restricted Share Units was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents; each grant was made in accordance with the terms of the applicable Company Stock Plan, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and all other applicable laws. Each Company Stock Option and Company Restricted Share Unit award may, by its terms or the terms of the Company Stock Plan pursuant to which it was issued, be treated at the Effective Time as set forth in Section 2.3.

(d) Each of the Company Subsidiaries, as of the date of this Agreement, together with the jurisdiction of organization of each such Company Subsidiary, is listed on Section 3.3(d) of the Company Disclosure Schedule. All of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are owned by the Company or another Company Subsidiary, free and clear of all Liens except Permitted Liens. Each of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable). The registered capital of each PRC Subsidiary has been fully paid up within the prescribed time. There are no options, warrants, convertible securities or other rights, agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. As of the date of this Agreement, except for the Company Subsidiaries, the Company does not own or control, directly or indirectly, any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person.

(e) Other than the Deposit Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting, transfer or registration of any Shares or other equity interest of the Company or any Company Subsidiary or granting any person the right to elect, or to designate or nominate for election, a director to the Company Board or the board of directors (or equivalent body) of any Company Subsidiary, and the Company has no knowledge of any such trusts or other agreements or understandings among the holders of Shares.

Section 3.4 Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Requisite Vote, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board, and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize this Agreement or to consummate any of the Transactions, subject, in the case of the consummation of the Merger, to the approval and authorization of this Agreement and the Plan of Merger by the Company Requisite Vote. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The Company Board, at a duly called and held meeting at which all directors were present, has unanimously (a) approved and declared advisable this Agreement and the Transactions; (b) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (c) directed that this Agreement and the Plan of Merger be submitted to the Company’s shareholders for approval and authorization at the Shareholders Meeting and (d) recommended that the shareholders of the Company approve and authorize this Agreement and the Plan of Merger (collectively, the “Company Recommendation”). The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Transactions is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders Meeting at which a quorum is present (the “Company Requisite Vote”).

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions do not and will not (i) conflict with or violate the Company M&A or any of the Organizational Documents of the Company Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken, the Company Requisite Vote has been obtained and all filings and obligations described in Section 3.5(b) have been made or satisfied, conflict with or violate any law or Order applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets are bound or affected, except, in the case of clause (iii), for any violation, breach, default, loss of benefit, giving rise to right of termination, cancellation, amendment or acceleration that would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

(b) Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act (including the furnishing of a Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”)); (ii) compliance with the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (iii) the filing of the Plan of Merger and related documentation with the Registrar and the publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from any United States, PRC, national, federal, state, local or municipal, international, multinational or provincial, or other governmental, regulatory, legislative, executive, administrative or judicial authority, agency, court or other body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official and any self-regulatory organization, including NASDAQ (each, a “Governmental Entity”), except for the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under Antitrust Laws in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions and except under the laws of jurisdictions other than the PRC, the United States (and any state thereof) and the Cayman Islands where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

Section 3.6 Compliance.

(a) The Company and the Company Subsidiaries are, and have been, in compliance in all material respects with all laws applicable to the Company or any Company Subsidiary or by which any property, asset or right of the Company or any Company Subsidiary is bound. As of the date of this Agreement, no investigation, charge, assertion or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity alleged any material violation of any such laws or indicated in writing an intention to conduct any such investigation or review of the Company or any Company Subsidiary.

(b) The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, Orders, consents, approvals, registrations, clearances and franchises (“Licenses”) from Governmental Entities necessary for the Company and each Company Subsidiary to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses, the lack of which would, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect (the “Company Licenses”). All Company Licenses are in full force and effect and will remain in full force and effect notwithstanding, and will not be adversely affected by, the Merger and the consummation of the other Transactions. Each of the Company and each Company Subsidiary is in compliance in all material respects with the terms of the Company Licenses, and all of the Company Licenses are valid. Without limiting the generality of the foregoing, all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with MOFCOM, the State Administration of Industry and Commerce, SAFE, tax bureau and customs authorities, have been duly completed in accordance with applicable laws, except where the failure to have such filings or registrations would not, individually or in the aggregate, (A) prevent or materially delay the consummation of the Transactions or (B) have a Material Adverse Effect.

(c) To the knowledge of the Company, each employee or affiliate of the Company that is a beneficial owner of Shares, who is a PRC resident and is subject to any of the registration or reporting requirements of SAFE Circular 75, had complied with such reporting and/or registration requirements under SAFE Circular 75 before and as of the consummation of the initial public offering of the Company Ordinary Shares on the Nasdaq National Market on June 27, 2007, and, to the Company’s knowledge, each current employee or affiliate of the Company that is a beneficial owner of Shares, who is a PRC resident and is subject to any of the registration or reporting requirements of SAFE Circular 75, has complied with such reporting and/or registration requirements under SAFE Circular 75. The Company and, to the knowledge of the Company, all holders of Company Stock Options and Company Restricted Share Units who are PRC residents have complied with the reporting and/or registration requirements under SAFE Circular 7 and SAFE Circular 78, if applicable, with respect to the Company Stock Plans, the Company Stock Options and the Company Restricted Share Units.

Section 3.7 SEC Reports; Financial Statements; Internal Controls; No Undisclosed Liabilities.

(a) Since January 1, 2010, the Company has timely filed or furnished all forms, reports, statements, schedules, certifications and other documents required to be filed by it with or furnished to the United States Securities and Exchange Commission (the “SEC”), including those filed by the Company with the SEC subsequent to the date of this Agreement, and any amendments to any of the foregoing (collectively, the “SEC Reports”). As of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing), (i) each of the SEC Reports complied (or, if filed or furnished after the date of this Agreement, will comply) as to form in all material respects with the applicable requirements of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act, as the case may be, each as in effect on the date so filed or amended and (ii) none of the SEC Reports contained (or, if filed or furnished after the date of this Agreement, will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is currently or, since January 1, 2010, has been required to file any forms, schedules, statements, reports or other documents with the SEC. As of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment, nor, to the knowledge of the Company, is the SEC or any other Governmental Entity conducting any investigation or review of any SEC Reports. The Company has Made Available to Parent true, correct and complete copies of all comment letters received from the SEC, and the Company’s responses thereto, since January 1, 2010. The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included or incorporated by reference into the SEC Reports present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, changes in shareholders’ equity and cash flows for the periods set forth therein (subject, in the case of the unaudited statements, to normal year-end adjustments the effect of which, individually or in the aggregate, is not material), and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Since January 1, 2010, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. The Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) The Company and each of the Company Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Company’s knowledge, there is, and since January 1, 2010, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. To the Company’s knowledge, since January 1, 2010, neither the Company nor any Company Subsidiary has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal controls or compliance policies or procedures, and no attorney representing the Company or any Company Subsidiary has reported evidence of any violation of any securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company’s chief legal officer or audit committee (or other committee designated for the purpose) of the Company

Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by such rules.

(e) Neither the Company nor any Company Subsidiary nor any director, officer, agent, employee, affiliate, consultant, intermediary, distributor, or any other representative of the Company or any Company Subsidiary in the course of its actions for, or on behalf of, the Company or any Company Subsidiary, has, directly or indirectly, taken any action or failed to take any action that would constitute a violation by such persons or by the Company or any Company Subsidiary of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder (the “FCPA”), or any other applicable anti-bribery or anti-corruption law. The Company and each of the Company Subsidiaries have established reasonable internal controls and procedures intended to ensure compliance with the FCPA and all other applicable anti-bribery or anti-corruption laws. There have never been any false or fictitious entries made in the books, records or accounts of the Company or any Company Subsidiary relating to any illegal payment or secret or unrecorded fund, and neither the Company, nor any of Company Subsidiary, has established or maintained a secret or unrecorded fund.

(f) Each of the Company and each of the Company Subsidiaries is and has at all times been in compliance in all material respects with all Export Control Laws. Without limiting the foregoing: (i) each of the Company and each of the Company Subsidiaries has obtained all material export licenses and other approvals required for its exports of products and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect; (ii) each of the Company and each of the Company Subsidiaries is in compliance in all material respects with the terms of such applicable export licenses or other approvals; (iii) as of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened claims against the Company or any Company Subsidiary with respect to such export licenses or other approvals and (iv) as of the date of this Agreement, there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future actions against the Company or any Company Subsidiary.

(g) Except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of March 31, 2013 included in the Company Report on Form 6-K filed with the SEC on May 9, 2013; (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2013; (iii) for liabilities or obligations incurred since March 31, 2013 pursuant to, or in connection with, the Transactions; (iv) as set forth on Section 3.7(g) of the Company Disclosure Schedule or (v) for liabilities or obligations that (A) are not required under GAAP to be reflected, accrued or reserved against on a balance sheet and (B) are both not known to the Company and could not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise that would be material to the Company and the Company Subsidiaries, taken as a whole.

(h) The Company’s and all Company Subsidiaries’ total annual sales into the United States as of the Company’s most recently completed fiscal year is not greater than seventy million nine hundred thousand U.S. dollars (US$70,900,000). The Company does not hold (directly or through any Company Subsidiaries) any assets located in the United States, other than investment assets or securities of another person having an aggregate fair market value of no more than seventy million nine hundred thousand U.S. dollars (US$70,900,000).

Section 3.8 Absence of Certain Changes or Events.  From March 31, 2013 through the date of this Agreement, each of the Company and each of the Company Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, except in connection with this Agreement and the Transactions. There has not been from March 31, 2013 through the date of this Agreement (a) any Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ capital stock, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary; (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of the Company Subsidiaries (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Stock Plan); (d) any material change by the Company in its accounting principles; (e) with respect to the Company or any Company Subsidiary, any election, change or revocation of any material election relating to Taxes, any release, assignment, settlement or compromise of any material Tax liability or surrender of any material refund, or any material change to any of methods of reporting income or deductions for Tax purposes; (f) any material increase not in the ordinary course of business in the compensation or benefits payable or to become payable to any officer or employee of the Company or any Company Subsidiary except as disclosed on Section 3.8(f) of the Company Disclosure Schedule; (g) any adoption of, resolution to approve or petition or similar proceeding or Order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries or (h) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.9 Absence of Litigation.  Except as set forth in Section 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, there are no material suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary. As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any Order or regulatory restriction of a Governmental Entity.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule lists all material written or oral benefit and compensation plans, agreements or arrangements, including plans and agreements providing for pension, profit-sharing, savings, retirement, collective bargaining, equity-based compensation, deferred compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any Company Subsidiary is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, including each such “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA,” such plans the “Company Plans”) (i) under which any current or former employee, officer, consultant, independent contractor or director of the Company or any Company Subsidiary (collectively, the “Company Employees”) has any present or future right to benefits; (ii) that is maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or that the Company or any ERISA Affiliate has any obligation to maintain, sponsor or contribute or (iii) with respect to which the Company or any ERISA Affiliate has any direct or indirect liability, whether contingent or otherwise. Notwithstanding anything herein to the contrary, any plan, agreement or arrangement providing for severance, change of control or retention payments shall be deemed material. Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate has any plan or commitment, whether legally binding or not, to adopt, establish or enter into any new Company Plan or to modify any Company Plan (except to the extent required by law or to conform any such Company Plan to the requirements of any applicable law, Article II or Article V).

(b) With respect to each Company Plan, the Company has Made Available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof), including all amendments thereto, and (i) all communications material to any Company Employee relating to any Company Plan and any proposed Company Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to the Company; (ii) all material correspondence to or from any governmental agency relating to any Company Plan and (iii) with respect to each Company Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Company Employees who perform services outside the United States (each such Company Plan, an “International Plan”), (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter reference under clause (ii) issued by a Governmental Entity relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(c) Except as otherwise specifically provided in this Agreement regarding the Company Stock Options and Company Restricted Share Units and except as individually or in the aggregate would not reasonably be expected to result in material liability, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment), will (i) conflict with or result in any violation of or default under (with or without notice, lapse of time or both), or give rise to a right of termination, cancellation or modification under any Company Plan; (ii) result in any payment (whether severance or otherwise) becoming due to any Company Employee under any of the Company Plans or otherwise; (iii) increase any benefits otherwise payable under any of the Company Plans; (iv) result in any acceleration of the time of payment or vesting of any such benefits or forgiveness of indebtedness with respect to any Company Employee; (v) directly or indirectly cause the Company or any Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan; (vi) otherwise give rise to any liability under any Company Plan or (vii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(d) Except as individually or in the aggregate would not reasonably be expected to result in material liability, each document prepared in connection with a Company Plan complies with applicable law. Except as individually or in the aggregate would not result in material liability, (i) each Company Plan has been operated in accordance with its terms, applicable law and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) to the knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Company Plan, and no litigation, suit, claim, action, audit, proceeding or investigation is pending or threatened with respect to any Company Plan; (iii) all payments by the Company or any ERISA Affiliate thereof required by any Company Plan or applicable law, have been timely made and (iv) all unpaid amounts attributable to any such Company Plan for any period prior to the Closing Date have been or will be accrued on the Company’s consolidated financial statements in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(e) No Company Plan is, and neither the Company nor any ERISA Affiliate has previously or currently maintains, contributes to or participates in, nor does the Company or any ERISA Affiliate have any obligation to maintain, contribute to or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(f) Except as individually or in the aggregate would not reasonably be expected to result in material liability, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Plan, including any audit or inquiry by any Governmental Entity.

(g) Except as set forth on Section 3.10(g) of the Company Disclosure Schedule, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, except as may be required by COBRA or similar provisions of applicable law.

(h) The execution, delivery of and performance by the Company of its obligations under this Agreement and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) reasonably be expected to result in the payment of an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code nor will any payment not be deductible by reason of Sections 162(m) of the Code. There is no written or unwritten agreement, plan, arrangement or other contract by which the Company or any Company Subsidiary is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(i) Each Company Plan, employment agreement or other contract, plan, program, agreement or arrangement maintained, established or entered into by the Company, any of its subsidiaries and any of its ERISA Affiliates that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated in good faith compliance since January 1, 2005, with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”), and has been maintained and operated, since January 1, 2009, in documentary and operational compliance with Section 409A. No stock option or other right to acquire Shares or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted; (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). There is no Contract, agreement, plan or arrangement to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Company Employee, that individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to any Company Employee for Tax-related payments under Section 409A of the Code.

(j) In addition to the foregoing, with respect to each International Plan: (i) all employer and employee contributions to each International Plan required by law or by the terms of such International Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued; (ii) the fair market value of the assets of each Funded International Plan, the liability of each insurer for any International Plan funded through insurance or the book reserve established for any International Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such International Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Plan, and the Transactions shall not cause such assets or insurance obligations to be less than such benefit obligations; (iii) each International Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available and (iv) to the extent applicable, each International Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (A) the Company or any Company Subsidiary and the participants and beneficiaries under the relevant International Plan and (B) in the case of any International Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Plan”), the assets held for the purposes of the Funded International Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(k) Neither the Company nor any Company Subsidiary has any unfunded or underfunded liability or other obligation under any Company Plan.

Section 3.11 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company or any Company Subsidiary. No employees of the Company or any Company Subsidiary are represented by any labor union or other labor organization with respect to their employment with the Company or any Company Subsidiary, other than as required by PRC laws with respect to the PRC Subsidiaries. Except those that would not, individually or in the aggregate, have a Material Adverse Effect, there are no (i) unfair labor practice complaints pending against the Company or any Company Subsidiary before any labor relations tribunal or authority and (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any Company Subsidiary. There is no obligation to inform, consult with or obtain consent from any labor union, employee representatives or other representative bodies in order to consummate the Transactions.

(b) As of the date of this Agreement, there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened that could be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual that, if adversely determined, would, individually or in the aggregate, result in a material liability to the Company or any Company Subsidiary, taken as a whole. The Company is in compliance in all material respects with all labor and employment laws, including all such laws relating to wages, hours and any similar mass layoff law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. Each PRC Subsidiary has, in a timely manner, (i) withheld and paid to the appropriate Governmental Entity all amounts required by applicable laws to be withheld from any of their respective employees, including the withholding and payment of all individual income taxes and contributions to social security benefits payable by such employee; (ii) paid in full to the appropriate Governmental Entity all amounts required by applicable laws to be paid by each PRC Subsidiary, including the payment of all contributions to social security benefits payable and (iii) paid in full to all their respective employees all wages, salaries, commissions, bonuses, benefits, severance payments and all other compensation due to such employees, except, in each case in clauses (i) through (iii), any failure of such withholding or payment that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.12 Insurance.  The Company and each Company Subsidiary maintains insurance policies against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the PRC of the same size and in the same or similar business and as necessary to comply with applicable law. Section 3.12 of the Company Disclosure Schedule sets forth a true and complete list of all material insurance policies (such material insurance policies, the “Insurance Policies”) in effect on the date of this Agreement maintained by, at the expense of or for the benefit of the Company or any Company Subsidiary, together with the carriers and liability limits for each such Insurance Policy, and identifies any claims (including any workers’ compensation claims) made thereunder, and the Company has Made Available to Parent accurate and complete copies of each Insurance Policy. Each of the Insurance Policies is in full force and effect, and all premiums due thereon have been paid in full. None of the Insurance Policies will terminate or lapse, or be affected in any other adverse manner, by reason of the Transactions. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received notice of (i) default under any Insurance Policy; (ii) pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy or (iii) refusal of any coverage or rejection of any claim under any Insurance Policy.

Section 3.13 Personal Property and Assets.  Each of the Company and each Company Subsidiary has good title to all of their respectively owned material tangible personal properties as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the personal property. The material machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are (i) usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted. No representation is made under this Section 3.13 with respect to any real property, intellectual property or intellectual property rights.

Section 3.14 Real Property.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned in fee by the Company or any Company Subsidiary (collectively, the “Owned Real Property”). The Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable fee title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens. The Company and Company Subsidiaries are the only parties in possession of the Owned Real Property, and there exist no leases or other agreements or arrangements for the use or occupancy of any of the Owned Real Property by any person other than the Company and Company Subsidiaries. To the extent applicable, the Company has provided Parent with a true and complete copy of each land use right certificate and house ownership certificate issued by relevant Governmental Entities in respect of Owned Real Property.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of (x) all real property leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”) and (y) all leases, subleases, licenses and other agreements for the use or occupancy of the Leased Real Property (individually, a “Lease” and, collectively, the “Leases”), including all amendments, extensions, renewals and guaranties with respect thereto. The Company has delivered to Parent a complete and correct copy of each such Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or a Company Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease; (iii) neither the Company or any Company Subsidiary nor, to the Company’s knowledge as of the date of this Agreement, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) the other party to such Lease is not an affiliate of the Company or any Company Subsidiary; (v) neither the Company nor any Company Subsidiary has assigned any interest in any Lease or subleased, licensed or otherwise granted any person the right to use or occupy such Leased Real Property or any portion thereof; (vi) neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in such Lease or any interest therein and (vii) there are no Liens on the estate or interest created by such Lease. Each Lease constitutes the entire agreement of the landlord and the tenant thereunder, and no term or condition thereof has been modified, amended or waived except as described in Section 3.14(b) of the Company Disclosure Schedule, and the copies of the Leases that have been Made Available by the Company to Parent. The Merger will not affect the enforceability against any person of any Lease or any rights of the Company or any Company Subsidiary under any Lease or otherwise with respect to any Leased Real Property, including the right to the continued use and possession of the Leased Real Property for the conduct of business as presently conducted. Each of the Company and the Company Subsidiaries has valid leasehold interests, land-use rights or building ownership rights, as applicable, in all of their respective Leased Real Property, free and clear of all Liens, except for Permitted Liens. Any and all land grant premiums required under applicable laws or any relevant Leases or Property Agreements have been fully paid, except any failure of such payment that would not, individually or in the aggregate, have a material adverse effect on the use or occupancy of the Real Property to which it relates.

(c) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.” Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, there are no such proceedings threatened as of the date of this Agreement, affecting any portion of the Real Property. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order or of any pending Legal Proceeding and, to the knowledge of the Company, there is no such Order or Legal Proceeding threatened as of the date of this Agreement, relating to the ownership, lease, use, occupancy or operation by any person of the Real Property. To the knowledge of the Company, each piece of Real Property and all of its operating systems are in good operating condition and repair, free from material structural or other defects, is maintained in a manner materially consistent with industry standards generally followed with respect to similar property and is suitable in all material respects for the conduct of the business of the Company and the Company Subsidiaries as presently conducted.

Section 3.15 Tax Matters.

(a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) all material Tax Returns required to be filed by the Company and each of the Company Subsidiaries through the date of this Agreement have been timely filed (taking into account valid extensions of time within which to file); (ii) all such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects; (iii) the Company and the Company Subsidiaries have complied in all respects with all applicable laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable laws; (iv) all Taxes due and owing by any of the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been timely paid, other than such Taxes that are being contested in good faith and that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date of this Agreement; (v) the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the dates of the SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the SEC Reports and (vi) there are no Liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any Company Subsidiary.

(b) No material deficiencies for Taxes against the Company or any Company Subsidiary have been claimed, proposed, threatened or assessed by any Governmental Entity in writing or, to the knowledge of the Company, otherwise, and to the knowledge of the Company there are no pending, nor has the Company or any Company Subsidiary received written notice of the commencement of, any audits, examinations, investigations, claims or other proceedings in respect of Taxes of the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any Tax or agreed to any extension of time with respect to any Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(d) No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings have been entered into with, issued by, or filed with any Governmental Entity with respect to or relating to the Company or any Company Subsidiary that could affect the Tax Returns or Taxes of the Company or any Company Subsidiary for taxable periods or portions thereof beginning on or after the Closing Date.

(e) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which was the Company); (ii) has any material liability for the Taxes of any person (other than the Company or any Company Subsidiary) under any provision of state, local or foreign law or (iii) is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement.

(f) Neither the Company nor any Company Subsidiary has (i) engaged in any “intercompany transactions” in respect of which gain was and continues to be deferred pursuant to Treasury Regulations Section 1.1502-13 or any analogous or similar provision of law or (ii) has any “excess loss accounts” in respect of the stock of any Company Subsidiary pursuant to Treasury Regulations Section 1.1502-19, or any analogous or similar provision of law.

(g) The amount of taxable income of the Company or any Company Subsidiary that will be required under applicable law to be reported by Parent or the Company or any of their Affiliates for a taxable period beginning after the Closing Date that was realized on or prior to the Closing Date is not material.

(h) The Company and the Company Subsidiaries have disclosed on their U.S. federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code. Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2), failed to disclose any “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(1), or participated in any “nondisclosed noneconomic substance transaction” within the meaning of Section 6662(i)(2) of the Code.

(i) Each PRC Subsidiary has, in accordance with applicable PRC laws, duly registered with the relevant Governmental Entities, obtained and maintained the validity of all national and local tax registration certificates and has complied in all material respects with all requirements imposed by such Governmental Entities. Section 3.15(i) of the Company Disclosure Schedule sets forth a true and complete list of all Tax exemptions and preferential Tax treatments (if any) granted to each PRC Subsidiary that are in effect as of the date of this Agreement or could be subject to forfeiture, repayment or other liability or penalty with respect to past periods. No submissions made to any Governmental Entity in connection with obtaining such Tax exemptions and preferential Tax treatments contained any misstatement or omission that would have materially affected the granting of such Tax exemptions or preferential Tax treatments. None of the PRC Subsidiaries has received any written notice with respect to the repeal, cancellation or revocation of any such Tax exemptions or preferential Tax treatments or has any reason to believe that any such Tax exemptions or preferential Tax treatments is reasonably likely to be repealed, cancelled or revoked. The Company has no reason to believe that the status of Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”) as “new and high technology enterprise strongly supported by the state” under relevant PRC circulars and applicable laws that is currently in effect (i) will not remain in effect through December 31, 2013 and (ii) will not be timely renewed during the 2014 calendar year such that the enterprise income tax rate applicable to Spreadtrum Shanghai’s taxable income for the succeeding three (3) calendar years from January 1, 2014 to December 31, 2016 will continue to be the 15% preferential tax rate currently applicable to such income.

Section 3.16 Proxy Statement.  None of the information included or incorporated by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, on the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting. The Proxy Statement will comply with the requirements of applicable law, including the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.17 Intellectual Property.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than license agreements executed in the ordinary course of business consistent with industry practices and Permitted Liens), or have valid and enforceable license rights under all patents, patent applications, trademarks, service marks, tradenames, copyrights, databases, mask works, domain names, social media accounts and other intellectual or industrial property rights that (i) the Company or Company Subsidiaries purport to have any ownership interest in and/or (ii) are used or exploited in the business of the Company or Company Subsidiaries (collectively, the “Company Intellectual Property Rights”). Any of

the aforementioned intellectual or industrial property rights that the Company or Company Subsidiaries purport to have any ownership interest in are hereinafter referred to as “Company-Owned IP Rights.”

(b) Except as set forth on Section 3.17(b) of the Company Disclosure Schedule, (i) there is not pending against the Company or any of the Company Subsidiaries, nor to the knowledge of the Company do there exist any reasonable grounds to believe that there exists any basis for, any Legal Proceeding by any third party contesting the validity, enforceability, ownership or other right, title or interest of any Company-Owned IP Right; (ii) all patent rights within the Company-Owned IP Rights and all registered Company-Owned IP Rights and applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed or been abandoned, except as the result of a reasonable business, financial or legal decision by the Company or a Company Subsidiary to allow such Company-Owned IP Rights to lapse or become abandoned; (iii) to the Company’s knowledge, no Company-Owned IP Rights have been infringed, misappropriated, unlawfully used or otherwise violated by any third party; (iv) to the Company’s knowledge, there is no unauthorized use, disclosure, misappropriation or other violation of any Company-Owned IP Rights by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of the Company or the Company Subsidiaries; (v) the Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality and value of their trade secrets and other know-how and (vi) no Company-Owned IP Rights (or any tangible embodiment thereof) are subject to any outstanding Order or are subject to any Contract or other arrangement restricting or limiting the use, transfer, delivery or licensing thereof by the Company or any Company Subsidiary (other than license agreements executed in the ordinary course of business consistent with industry practices and Permitted Liens).

(c) Except as set forth on Section 3.17(c) of the Company Disclosure Schedule, (i) to the Company’s knowledge, the business or activities of the Company and the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company and the Company Subsidiaries) have not and do not infringe, misappropriate, unlawfully use or otherwise violate in any material manner any intellectual property or industrial rights of any third party and (ii) neither the Company nor any of the Company Subsidiaries has received any notice or communication asserting that the business or activities of the Company or any of the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party, which notice or communication has not been Made Available to Parent.

(d) To the Company’s knowledge, the Company has not incorporated into or used in the delivery of any product or service of the Company or the Company Subsidiaries any software distributed as “open source software” or under a similar licensing or distribution model (“Open Source Software”) in any manner that would (i) create, or purport to create, obligations with respect to Company Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property Rights or (ii) impose any material limitation, restriction or condition on the right of the Company to use or distribute any Company Intellectual Property. With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, the Company and the Company Subsidiaries have been and are in compliance with all applicable licenses with respect thereto.

(e) Except as set forth on Section 3.17(e) of the Company Disclosure Schedule or as set forth in a document Made Available to Parent, (i) neither the Company nor the Company Subsidiaries have entered into any contract or other arrangement to indemnify any person against any charge of infringement, misappropriation, unauthorized use or other violation of any intellectual property or industrial rights (except as set forth in the Company’s and the Company Subsidiaries’ form contracts for the sale or goods and services, copies of which have been Made Available to Parent) and (ii) there are no material royalties, fees or other amounts payable by the Company or the Company Subsidiaries to any person by reason of the ownership, use, sale or disposition of intellectual property or industrial rights (or any tangible embodiment thereof).

(f) Except as set forth on Section 3.17(f) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has entered into any covenant not to compete or contract or other arrangement restricting its business activities in any market, field or geographical area or with any person.

(g) Except as set forth on Section 3.17(g) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole, neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of any of the Transactions will, as a consequence of any Contract to which the Company or any Company Subsidiary is a party, contravene, conflict with or result in any limitation on Parent’s or any of Parent’s affiliates’, or on the Company’s or any Company Subsidiary’s, right, title or interest in or to any intellectual property or industrial rights.

(h) All current and former officers and employees of the Company and the Company Subsidiaries have executed and delivered to the Company an agreement regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed during their employment by the Company or the Company Subsidiaries, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the right and ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services, the form of which has been Made Available to Parent. All current and former consultants and independent contractors to the Company or any of the Company Subsidiaries have executed and delivered to the Company an agreement in the form Made Available to Parent regarding the protection of proprietary information and that in each case under applicable law duly and validly assigns to the Company all intellectual property or industrial rights arising from services performed for the Company or any of the Company Subsidiaries by such persons, except for any failure to so execute and deliver that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the right or ability of the Company and/or the Company Subsidiaries to commercialize any of its or their products or services. To the Company’s knowledge, no such officer, employee or independent contractor is in material violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such officer, employee or independent contractor with Company or any of the Company Subsidiaries.

Section 3.18 Environmental Matters.

(a) The Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since January 1, 2010 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, other than any non-compliance or lack of Environmental Permits that would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Company Subsidiary has Released any Hazardous Materials at any property currently or formerly owned or operated by the Company or any Company Subsidiary and, to the knowledge of the Company, there have been no Releases by any other person of Hazardous Materials at or on any property currently or formerly owned or operated by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received from a Governmental Entity a request for information or any written notification alleging that it is liable for any Release or threatened Release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise with no ongoing liability or obligation on the part of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has since

January 1, 2010 received any written claim or complaint, or is presently subject to any Legal Proceeding, relating to non-compliance with Environmental Laws or any other liabilities pursuant to Environmental Laws and, to the knowledge of the Company, no such matter has been threatened in writing since January 1, 2010.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all laws relating to (A) Releases or threatened Releases or Hazardous Materials; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials; (C) the environment or (D) the protection of human health and safety.

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws.

(iii) “Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous or toxic under applicable Environmental Laws.

(iv) “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 3.19 Contracts.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement, and the Company has Made Available to Parent true and correct copies of all such Material Contracts (including all amendments thereto). For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound that:

(i) would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) would be required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act;

(iii) relate to a joint venture, partnership, limited liability company or other similar agreement or arrangement, or relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the Company and the Company Subsidiaries, taken as a whole;

(iv) relate to indebtedness for borrowed money having an outstanding amount in excess of one million five hundred thousand U.S. dollars (US$1,500,000), other than any indebtedness between or among any of the Company and any Company Subsidiary;

(v) constitutes a lease, sublease, license agreement, occupancy agreement, land grant contract or other Contract with respect to any material Real Property the breach or termination of which could have a material adverse effect on the use or occupancy of such Real Property (“Property Agreements”);

(vi) involve the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract (or series of related Contracts) in excess of one million five hundred thousand U.S. dollars (US$1,500,000) for which a binding agreement has been entered into but has not been closed or consummated (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(vii) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of any guaranty by the Company or any Company Subsidiary;

(viii) all Contracts under which the Company or the Company Subsidiaries acquired any right, title or interest in, under or to any Company Intellectual Property Rights (other than standardized non-exclusive licenses that are available to the public generally and were obtained by the Company or Company Subsidiaries in the ordinary course of business and other than agreements between the Company or the Company Subsidiaries and its and their respective employees, consultants and independent contractors that duly and validly under applicable laws assign to the Company or the Company Subsidiaries all intellectual property or industrial rights arising from services performed for the Company or the Company Subsidiaries, the forms of which have been Made Available to Parent) that is material to the business of the Company and the Company Subsidiaries, taken as a whole, and all Contracts and other arrangements under which the Company or Company Subsidiaries granted to any third party any right, title or interest in (other than pursuant to non-exclusive licenses that are publically available and have been acquired in the ordinary course of business), under or to any Company Intellectual Property Rights material to the business of the Company and the Company Subsidiaries, taken as a whole;

(ix) contain provisions that prohibit the Company or any Company Subsidiary from competing or freely engaging in any line of business or grant a right of exclusivity to any person that prevents the Company or a Company Subsidiary from entering any territory, market or field anywhere in the world;

(x) any Contract pursuant to which the Company or any Company Subsidiary has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety in excess of one million five hundred thousand U.S. dollars (US$1,500,000) with respect to any liability of any person that is neither the Company nor any Company Subsidiary;

(xi) any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any Company Subsidiary, or for the purchase of any debt or equity security or other ownership interest of any person under which there are material rights or obligations outstanding;

(xii) any Contract that purports to limit, curtail or restrict the ability of the Company or any Company Subsidiary to compete or freely engage in any line of business in any geographic area or line of business, make sales to any person in any manner, use or enforce any intellectual property owned by or exclusively licensed to the Company or any Company Subsidiary or hire or solicit any person in any manner, or that grants the other party or any third person “most favored nation” or similar status, any type of special discount rights, or any right of first refusal, first notice or first negotiation, in a manner that individually or in the aggregate is material to the Company and Company Subsidiaries, taken as a whole;

(xiii) any Contract obligating the Company or any Company Subsidiary to indemnify or hold harmless any person in an amount in excess of one million five hundred thousand U.S. dollars (US$1,500,000);

(xiv) any Contract with (A) any Governmental Entity (other than a U.S. Governmental Entity) that involves a future or potential liability or receivable, as the case may be, in excess of three million U.S. dollars (US$3,000,000) or (B) any U.S. Governmental Entity, in each case whether directly as a party or as a subcontractor to any other party;

(xv) any Contract with any labor union;

(xvi) any Contract with any officer or director of the Company or any Company Subsidiary, any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or any affiliate or family member of any such officer, director or record or beneficial owner under which there are material rights or obligations outstanding; or

(xvii) any other Contract, whether or not made in the ordinary course of business consistent with past practice, that (A) involves a future or potential liability or receivable, as the case may be, in excess of three million U.S. dollars (US$3,000,000) on an annual basis or (B) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole.

(b) Each Material Contract is valid and binding on the Company or a Company Subsidiary subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and in full force and effect. The Company and each of the Company Subsidiaries have performed all material obligations required to be performed by them to date under each Material Contract. No event or condition exists that constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract. As of the date of this Agreement, no other party to any such Material Contract is, to the knowledge of the Company, in default in any respect thereunder. The Company has Made Available to Parent copies of all Material Contracts, including all amendments thereto.

Section 3.20 Affiliate Transactions.  Except as set forth on Section 3.20 of the Company Disclosure Schedule, there are no Contracts, transactions, indebtedness or other agreements or arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company or any Company Subsidiary) between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company or any Company Subsidiary; (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any affiliate or family member of any such officer, director or record or beneficial owner, on the other hand (collectively, “Affiliate Transactions”).

Section 3.21 Opinion of Financial Advisor.  Morgan Stanley Asia Limited (the “Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the holders of the Shares and the Per ADS Merger Consideration to be received by the holders of ADSs in the Merger (in each case, other than holders of Excluded Shares, including Excluded Shares represented by ADSs) is fair, from a financial point of view, to such holders. A copy of such written opinion has been or will be delivered to Parent promptly following receipt thereof by the Company Board, for informational purposes only.

Section 3.22 Brokers.  Except as set forth on Section 3.22 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 3.23 Takeover Statute.  The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any similar anti-takeover provision in the Company M&A, is applicable to the Company, the Shares, the Merger or any of the other Transactions.

Section 3.24 Suppliers and Customers.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth a complete and correct list of: (i) the ten (10) largest suppliers (including semiconductor fabs supplying wafers from which the Company’s products are made) to the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount paid to such supplier by the Company and the Company Subsidiaries during such year) (the “Top Suppliers”); (ii) the ten (10) largest customers of the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount of revenue recognized by the Company and the

Company Subsidiaries during such year) (the “Top Customers”) and (iii) the four (4) largest distributors of the Company and the Company Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate amount of revenue recognized by the Company and the Company Subsidiaries during such year) (the “Top Distributors”), which Top Distributors represent no less than 85% of total sales through distributors of the Company and the Company Subsidiaries in the applicable period.

(b) Between December 31, 2012 and the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice, letter, complaint or other written communication from any Top Supplier, Top Customer or Top Distributor to the effect that it intends, and the Company does not otherwise have actual knowledge as of the date of this Agreement, that any Top Supplier, Top Customer or Top Distributor intends, to terminate or change in any material adverse respect, except to the extent consistent in all material respects with any financial projections Made Available to Parent, its business relationship with the Company or any Company Subsidiary.

Section 3.25 Product Liability.  Neither the Company nor any Company Subsidiary has received any written notice of a claim against the Company or any Company Subsidiary alleging a design or manufacturing defect in any products of the Company or any Company Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect, in each case, excluding any and all requests for product returns in the ordinary course consistent with past experience of the Company and the Company Subsidiaries and there is no basis therefor. None of the products of the Company or any Company Subsidiary have experienced any Epidemic Failure. “Epidemic Failure” means (i) two percent (2%) or more of the total delivered units of any single manufacturing lot of a product of the Company or any Company Subsidiary or (ii) one percent (1%) or more of the delivered units cumulatively produced over a ninety (90)-day period of a product of the Company or any Company Subsidiary, reveal identical defects in material, design or workmanship.

Section 3.26 Bank Accounts; Powers of Attorney.  The Company has Made Available (a) the identity of all banks in which the Company or any Company Subsidiary maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all persons having access thereto and (b) the names of all persons holding powers of attorney from the Company or any Company Subsidiary, complete and correct copies of which have been Made Available to Parent.

Section 3.27 No Additional Parent Representations.  Except for the representations and warranties set forth in Article IV, the Company acknowledges and agrees that neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, any of their respective Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to the Company or any of its affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub (when established) hereby, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization.  Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the People’s Republic of China. A majority of the issued and outstanding share capital of Parent is owned directly or indirectly by the Guarantor. Merger Sub, when established by Parent, will be an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Upon its formation, all of the issued and outstanding share capital of Merger Sub will be owned, directly or indirectly, by Parent. Each of Parent and Merger Sub has the requisite corporate power and authority to own, operate and lease its properties and to carry on its business, except where the failure to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect. For purposes of this Agreement, a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would, or would reasonably be expected to, prevent or materially impede the ability of Parent or Merger Sub to consummate the Transactions in accordance with this Agreement.

Section 4.2 Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not and will not (i) conflict with or violate the respective Organizational Documents of Parent or Merger Sub; (ii) assuming that all consents, approvals, authorizations and other actions contemplated by Section 4.3(b) have been obtained or taken, and all filings and obligations contemplated by Section 4.3(b) have been made or satisfied, conflict with or violate any law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” laws; (ii) the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under any Antitrust Law; (iii) the filing of the Plan of Merger and related documentation with the Registrar pursuant to the Companies Law; (iv) the filings and approvals with or by Governmental Entities in the PRC with respect to the Transactions, including (A) the approvals of NDRC and MOFCOM with respect to the consummation of the Transactions by Parent and Merger Sub; (B) the approvals of or filings with the Ministry of Education and/or the Ministry of Finance with respect to the consummation of the Transactions by Parent and Merger Sub (if applicable) and (C) SAFE’s approvals in connection with the Transactions, including approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the holders of Shares or ADSs or other interests pursuant to or in connection with this Agreement and the Guarantee (to the extent that funding in U.S. dollars is required thereunder) (collectively, the “Overseas Investment Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4 Absence of Litigation.  As of the date of this Agreement, there is no material Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their subsidiaries, other than any such Legal Proceeding that would not, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent, Merger

Sub nor any of their subsidiaries nor any of their respective properties is or are subject to any Order that would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.5 Proxy Statement.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, on the date the Proxy Statement is first mailed to the shareholders of the Company. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Representatives of the Company for inclusion or incorporation by reference in the Proxy Statement.

Section 4.6 Adequacy of Funds.  Parent will have, prior to or at the Closing, adequate financial resources to satisfy its monetary and other obligations under this Agreement, including the obligation to pay the merger consideration in accordance herewith, subject to receipt of the Overseas Investment Approvals.

Section 4.7 Ownership of Shares.  Except as set forth on Section 4.7 of the disclosure schedule delivered by Parent to the Company prior to or contemporaneously with the execution of this Agreement, neither Parent nor any of its subsidiaries owns (directly or indirectly, beneficially or of record) any Shares, and neither Parent nor any of its subsidiaries holds any rights to acquire or vote any Shares, except pursuant to this Agreement.

Section 4.8 Vote/Approval Required.  No vote or consent of the holders of any equity interest of Parent is necessary to approve this Agreement or the Transactions, other than as has already been obtained.

Section 4.9 Guarantee.  Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee. The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor, subject to (i) the Guarantor’s receipt of SAFE approval to the extent that funding under the Guarantee is required in U.S. dollars and (ii) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). No event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 4.10 No Additional Company Representations.  Except for the representations and warranties set forth in Article III, Parent and Merger Sub acknowledge and agree that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective business, operations, condition (financial or otherwise) or any other matter or with respect to any other information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, and that any such other representations and warranties are expressly disclaimed.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business of the Company Pending the Merger.

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly provided in this Agreement, as set forth on Section 5.1(a) of the Company Disclosure Schedule (referencing specifically the appropriate subclause below) or as required by law, or unless Parent shall otherwise consent in writing, the Company shall, and shall cause each Company Subsidiary to:

(i) conduct its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable laws;

(ii) maintain its existence in good standing under applicable laws and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and current employees and maintain its relations and goodwill with all material suppliers, customers, distributors, development partners, landlords, creditors, licensors, licensees and other persons having material business relationships with the Company and the Company Subsidiaries, in each case consistent with the past practices of the Company and the Company Subsidiaries; and

(iii) assure that each of its Contracts (other than with Parent) entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger to the extent that any such Contract is material to the Company and the Company Subsidiaries taken as a whole or that any failure to obtain any such consent, waiver or novation or such change or termination would, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, and give reasonable advance written notice to Parent prior to allowing any Material Contract to lapse or terminate by its terms;

(iv) promptly notify Parent of (A) any notice or other communication (in writing or, to the knowledge of the Company, otherwise) from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; (B) any material Legal Proceeding commenced, or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company’s business or that relates to the consummation of the Transactions; (C) any written notice or other written communication from any Governmental Entity in connection with the Transactions or (D) any event, circumstance, occurrence, action or inaction that if in existence as of the date of this Agreement would be required to be disclosed on Section 3.8 of the Company Disclosure Schedule (other than pursuant to Section 3.8(f)).

No action or inaction by the Company or the Company Subsidiaries specifically required by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action or inaction also constitutes a breach of such provision of Section 5.1(b).

(b) Except as otherwise expressly provided in this Agreement, as set forth on Section 5.1(b) of the Company Disclosure Schedule (referencing specifically the appropriate subclause below) or as required by law, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i) amend or otherwise change the Company M&A or Organizational Documents or any similar governing instruments of the Company or a Company Subsidiary;

(ii) issue, grant, deliver, sell, pledge, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for (A) the issuance of Shares upon the exercise of Company Stock Options or settlement of Company Restricted Share Units outstanding on the date of this Agreement (or permitted hereunder to be granted after the date of this Agreement), in accordance with the terms of any Company Plan) or (B) the grant of Company Restricted Share Units (and issuance of Shares upon settlement thereof) made in the ordinary course of business consistent with past practice (not to exceed an aggregate number of Shares after the date of this Agreement equal to the sum of 1,900,000 and such number of Shares that are subject to Company Stock Options or Company Restricted Share Units that are forfeited upon any employee’s termination of employment following the date of this Agreement (“Forfeited Option/RSU Shares”)), which Forfeited Option/RSU Shares shall be available for grants to new employees that are substantially replacing any such employee whose employment terminated after the date of this Agreement; provided, that any such grants of Company Restricted Share Units shall be subject to the Company’s standard terms with respect to vesting and acceleration and, in the case of Company Restricted Share Units covering Forfeited Option/RSU Shares, shall be in amounts that are substantially consistent with the amounts of Forfeited Option/RSU Shares that were held by the terminated employee such person is substantially replacing;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any Company Subsidiary (except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary) or enter into any agreement with respect to the voting or registration of its share capital;

(iv) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless or net exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Share Units) pursuant to the terms of a Company Plan or a Company Stock Plan), or reclassify, combine, split or subdivide or amend the terms of any share capital or other ownership interests of any of the Company Subsidiaries;

(v) (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any material assets, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (B) sell, pledge, mortgage, lease, license, grant any interest in, subject to any Lien or permit to exist any Lien on, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of shares, stock or assets or otherwise), any of the material property or assets of the Company or any Company Subsidiary (including any Real Property), except (1) dispositions of obsolete, surplus or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiaries; (2) transfers among the Company and the Company Subsidiaries; (3) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply or inventory in the ordinary course of business); (4) any such acquisitions or dispositions for which the consideration payable directly or indirectly by or to the Company or any Company Subsidiary does not exceed two million five hundred thousand U.S. dollars (US$2,500,000) individually or five million U.S. dollars (US$5,000,000) in the aggregate for all such acquisitions or dispositions or (5) any such acquisitions or dispositions set forth on Section 5.1(b)(v) of the Company Disclosure Schedule;

(vi) terminate, cancel, transfer, assign, license, encumber or agree to any material change in, or material express waiver of rights of a party (other than the Company or a Company Subsidiary) under, any Material Contract, or enter into or amend in any material respect any Contract that, if existing on the date of this Agreement, would be a Material Contract;

(vii) grant any licenses of intellectual property to third parties except in the ordinary course of business;

(viii) (A) incur, issue, renew, prepay, refinance or modify in any material respect the terms of any indebtedness for borrowed money; (B) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Company Subsidiary) or (C) make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than a wholly owned Company Subsidiary or acquisitions permitted by clause (v)(A)), except for such loans, advances, capital contributions or investments that do not exceed in each case one million five hundred thousand U.S. dollars (US$1,500,000) or in the aggregate five million U.S. dollars (US$5,000,000) and are made in the ordinary course of business consistent with past practice;

(ix) except to the extent required under any Company Plan as existing on the date of this Agreement (and which Company Plan is disclosed in Section 3.10(a) of the Company Disclosure

Schedule), (A) increase the compensation payable or to become payable (including bonus grants and retention payments) to Company Employees or increase or accelerate the vesting of any benefits provided to Company Employees in any material respect or in any respect that is outside the ordinary course of business; (B) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting or termination Contract with, any Company Employees, except that the Company may enter into employment Contracts with newly hired employees who are not executive officers providing for annual compensation not in excess of one hundred thousand U.S. dollars (US$100,000) (or the RMB equivalent) consistent with Company standard practice (provided that such Contracts do not provide for severance or similar termination benefits in excess of such benefits that are otherwise required by applicable law or are provided to similarly situated employees of the Company as of the date of this Agreement pursuant to a Company Plan); (C) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any Company Employees; (D) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification or retirement allowance; (E) hire, elect or appoint any officer or director (other than to replace departing officers or directors) or (F) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any officer of the Company; provided, that the Company shall be permitted to increase the aggregate compensation of all Company Employees by an amount not to exceed three percent (3%) of the aggregate compensation of all Company Employees as of the date of this Agreement (excluding the effect of compensation payable to employees hired after the date of this Agreement); provided, further, that compensation of any individual Company Employee having a title of “vice president” or more senior shall not be increased;

(x) make any change in any financial or Tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi) (A) make, change or revoke any material Tax election; (B) enter into any release, settlement or compromise of any material Tax liability; (C) file any amended Tax Return (except as required by applicable law) with respect to any Tax or waive any statute of limitations with respect to any Tax claim or assessment; (D) change (or file a request to make such change) any method of Tax accounting or any annual Tax accounting period; (E) enter into any closing agreement relating to any Tax; (F) surrender any right to claim a material Tax refund or (G) fail to timely file all material Tax Returns with any taxing authority in accordance with past practice (taking into account any extension of time within which to file such Tax Return);

(xii) settle or compromise any litigation, audit, claim or other Legal Proceeding involving the payment of more than one million U.S. dollars (US$1,000,000);

(xiii) except for this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among the Company Subsidiaries);

(xiv) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

(xv) enter into, amend or modify any Affiliate Transactions;

(xvi) make capital expenditures in excess of the amount set forth in Section 5.1(b)(xvi) of the Company Disclosure Schedule, except for other expenditures necessary to maintain existing assets in good repair, consistent with past practice; or

(xvii) authorize or agree to take any of the actions described in Section 5.1(b)(i) – (xvi).

Section 5.2 No Control of the Company’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 Proxy Statement.  As soon as reasonably practicable (and in any event within five (5) Business Days) following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders as soon as practicable after the five (5) Business Day period described below (and in any event within fifteen (15) Business Days following the date of this Agreement). Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by applicable law to be set forth in the Proxy Statement. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading. Prior to filing or mailing (as applicable) the Proxy Statement (or any amendment or supplement thereto), Parent and its counsel shall be given, to the extent practicable, five (5) Business Days to review and comment on the Proxy Statement, and the Company shall consider all additions, deletions or changes suggested thereto in good faith by Parent and its counsel. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other Governmental Entity with respect to, or any request from the SEC or its staff or any other Governmental Entity for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff or any other Governmental Entity, on the other hand.

Section 6.2 Shareholders Meeting.

(a) The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and authorizing this Agreement and the Plan of Merger (the “Shareholders Meeting”) as soon as reasonably practicable following the date of this Agreement. Without limiting the generality of the foregoing, the Company in any event shall hold the Shareholders Meeting within thirty (30) days of the filing of the Proxy Statement with the SEC (and within twenty (20) Business Days following the distribution of the Proxy Statement to the Company’s shareholders), unless the SEC or any other Governmental Entity of competent jurisdiction shall have taken any action or issued any Order that prohibits the Company from delivering the Proxy Statement to its shareholders or holding the Shareholders Meeting. Without the consent of Parent, approving and authorizing this Agreement and Plan of Merger are the only actions that shall be proposed to be acted upon by the Company shareholders at the Shareholders Meeting. The Company shall include in the Proxy Statement the Company Recommendation (subject to Section 6.5(e)) and use its reasonable best efforts to obtain the Company Requisite Vote. The Company shall not adjourn or otherwise postpone or delay the Shareholders Meeting, except with the prior consent of Parent. Notwithstanding the foregoing, the Company shall be permitted to delay or postpone the Shareholders’ Meeting (but not beyond the Termination Date) if (1) in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such delay or postponement would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable law; provided, that all such postponements or delays, collectively, shall not be for more than ten (10) Business Days in the aggregate or (2) such delay or postponement is desirable to obtain the Company Requisite Vote and, in case of a delay of more than ten (10) days, Parent has agreed to such delay or postponement. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under Section 56 of the Company M&A.

(b) In the event that subsequent to the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement and the Plan of Merger to the shareholders for approval and authorization at the Shareholders Meeting in accordance with this Section 6.2 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

Section 6.3 Access to Information.

(a) From the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, (i) afford Parent and its Representatives reasonable access during normal business hours to its officers, personnel, employees, systems, properties, offices and other facilities and to all books and records (including Tax Returns) and (ii) furnish Parent with all financial, operating and other data, analyses, projections, plans and other information, as Parent, through its Representatives, may from time to time reasonably request, including information with respect to the customers and suppliers of the Company or any Company Subsidiary. In particular, but without limitation, from and after the date of this Agreement, Parent and its Representatives shall have the right and privilege of entering upon all Real Property and of reviewing the books and records of the Company and the Company Subsidiaries regarding the Real Property as needed during normal business hours to make any inspections, evaluations, surveys or tests that Parent may deem necessary or appropriate. The Company and the Company Subsidiaries shall cooperate reasonably with Parent and its Representatives in completing such inspections and evaluations. Parent’s exercise of its rights to inspect the Real Property, or Parent’s election not to inspect any property, shall in no way be interpreted as a waiver of any of Parent’s rights or remedies contained in this Agreement, including Parent’s right to rely upon the Company’s representations and warranties in this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries.

(b) Notwithstanding the Section 6.3(a), neither the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client privilege or other similar privilege held by the Company or any Company Subsidiary in a manner that is reasonably likely to affect the Company or any Company Subsidiary in an adverse fashion; (ii) breach any Contract with any third party that is in effect on the date of this Agreement or (iii) contravene any applicable law; provided, that the Company shall work in good faith to provide access to the maximum extent permitted without such jeopardizing, breaching or contravention, including providing Parent the maximum access to such information that may be possible without such jeopardizing, breaching or contravention or by providing to Parent summaries or excerpts to the maximum extent possible, and further, in the case of clause (ii) or (iii), if requested by Parent shall use its commercially reasonable efforts promptly to seek any required consents so as to allow full access by Parent.

Section 6.4 Confidentiality.  Prior to the Effective Time, each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent or Merger Sub in connection with the Transactions in accordance with the Confidentiality Agreement, dated June 25, 2013, as amended (the “Confidentiality Agreement”), among Parent and the Company, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 6.5 Acquisition Proposals.

(a) Notwithstanding any other provision to the contrary contained herein, during the Go-Shop Period, the Company, the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would reasonably be expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person and/or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (any person with which, or with respect to which, the actions described in clauses (i) – (iv) are taken, a “Solicited Person”); provided, that prior to providing any non-public information concerning the Company or the Company Subsidiaries to a Solicited Person, such Solicited Person shall have entered into an Acceptable Confidentiality Agreement; provided, further, that the Company shall provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives that was not previously provided or Made Available to Parent. “Go-Shop Period” means the period commencing upon the date is the three (3) months following the date on which the Company Requisite Vote is obtained and ending on the earlier of (A) the Effective Time of the Merger, if the Merger is consummated, or (B) the termination of this Agreement in accordance with its terms.

(b) Except as otherwise set forth in this Section 6.5 and except during the Go-Shop Period, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company agrees that neither it nor any of the Company Subsidiaries shall, and that the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or could reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would be reasonably expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person (other than Parent and its Representatives) that the Company believes would or that would reasonably be expected to lead to an Acquisition Proposal or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (other than Parent). The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted theretofore with respect to any Acquisition Proposal, and the Company shall immediately revoke or withdraw access of any person (other than Parent and its Representatives) to any data room containing any non-public information with respect to the Company or the Company Subsidiaries and request, and use its reasonable best efforts to cause, all such persons to promptly return or destroy all such non-public information.

(c) Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to such time as the Company Requisite Vote shall have been obtained, the Company may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.5 and that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would be reasonably expected to lead to a Superior Proposal, directly or indirectly through its Representatives, (i) furnish information with respect to the Company and the Company Subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement that has terms at least as restrictive as those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) (an “Acceptable Confidentiality Agreement”) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such

Acquisition Proposal; provided, that the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such actions would be reasonably likely to constitute a breach of its fiduciary duties under applicable law; provided, further, that the Company shall (i) give Parent prior written notice that it is furnishing any such information or participating in any such discussions or negotiations; (ii) give Parent prior written notice of the names of any other person to whom the person making such Acquisition Proposal proposes or intends to provide any non-public information and (iii) provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives that was not previously provided or Made Available to Parent. Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company or its Representatives may, in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.5, contact the person making such Acquisition Proposal to clarify the terms and conditions of such Acquisition Proposal (but not to negotiate or otherwise discuss or to request or suggest changes or modifications to such Acquisition Proposal) prior to the Company Board making any of the determinations referenced in this Section 6.5(c); provided, that the Company shall provide Parent written notice prior to making any such contact, such notice to contain the identity of the person or persons making such Acquisition Proposal. The Company shall provide Parent with at least forty-eight (48) hours’ prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal (or any lesser advance notice otherwise provided to members of the Company Board in respect of such meeting). For the avoidance of doubt, the provisions of this Section 6.5(c) shall not apply during the Go-Shop Period.

(d) In all cases, subject to the permitted actions contemplated by Section 8.3(a) and Section 6.5(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal; (iii) publicly take or disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of such Acquisition Proposal or an express reaffirmation of the Company Recommendation; (iv) fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer; (v) resolve or agree to do any of the foregoing (any of such actions described in clauses (i), (ii) (iii), (iv) or (v) being referred to as a “Change of Recommendation”) or (vi) adopt, approve or recommend (publicly or otherwise), or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.5(c)) (each, an “Alternative Acquisition Agreement”) or resolve or agree to do any of the foregoing.

(e) Notwithstanding anything to the contrary in this Section 6.5, if, prior to obtaining the Company Requisite Vote or during the Go-Shop Period, the Company has complied with this Section 6.5 and receives a written, bona fide Acquisition Proposal that did not result from a breach of Section 6.5 and that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (i) the Company Board may make a Change of Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 8.3(a) and (ii) the Company, upon receiving such authorization from the Company Board, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (ii), the Company concurrently terminates this Agreement pursuant to Section 8.3(a); provided, that the Company Board and the Company shall not be entitled to take any of the actions described in either of the foregoing clauses (i) and (ii) unless prior thereto:

(w) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of this Agreement, as applicable, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

(x) the Company shall have provided written notice (a “Notice”) to Parent, at least five (5) days in advance of such Change of Recommendation or authorization, advising Parent of the Board’s determination, which Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal;

(y) during the five (5) day period following receipt by Parent of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(z) following the end of the five (5) day period, the Company Board shall have determined in good faith after consultation with their outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal.

Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.5(e); provided, that, with respect to any such new Notice, the references in this Section 6.5(e) to “five (5) days” and “five (5) day period” shall be deemed to be references to “three (3) days” and “three (3) day period,” respectively. For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 8.3(a) shall be void and of no force and effect unless the Company complies with this Section 6.5(e) and (A) the Company Escrow Fund has been funded pursuant to Section 8.5(b) or (B) the Company pays the Company Termination Fee in accordance with Section 8.5(c) prior to or substantially concurrently with such termination.

(f) Except during the Go-Shop Period, the Company shall as soon as practicable (and in any event within thirty-six (36) hours of receipt or actual knowledge thereof by any member of the Company Board or any executive officer of the Company) notify Parent in writing of (i) any Acquisition Proposal received by the Company; (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not believed to be, and that would not reasonably be expected to be, related to or otherwise likely to lead to an Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal or other indication that any person might reasonably be expected to make an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal, inquiry or request or providing such indication and the material terms of any such Acquisition Proposal, inquiry or request or indication, together with copies of such Acquisition Proposal (if in writing) and all written correspondence (including e-mail) with respect thereto. Except during the Go-Shop Period, the Company shall (A) keep Parent informed in all material respects on a current basis (and in any event within forty-eight (48) hours of knowledge thereof) of the status (including material amendments and proposals for material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request and (B) provide to Parent as soon as practicable (and in any event within forty-eight (48) hours) after receipt thereof copies of all material written correspondence relating to such Acquisition Proposal and summaries of all non-written exchanges relating to material changes in the status or the terms of such Acquisition Proposal, inquiry or request exchanged between the Company or any of the Company Subsidiaries, on the one hand, and the person making such Acquisition Proposal, inquiry or request, on the other hand, concerning the terms and conditions thereof or otherwise relating to the Acquisition Proposal. Neither the Company nor any of the Company Subsidiaries shall enter into any confidentiality or other agreement that prevents the Company from providing any of such information to Parent.

(g) Nothing set forth in this Agreement shall be deemed to prohibit the Company or the Company Board from (i) taking or disclosing to its shareholders any position contemplated by Rule 14e-2(a) or

Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable laws with regard to an Acquisition Proposal; provided, that if such communication or disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company indicates that it has not changed the Company Recommendation.

(h) Definitions.  For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent or one of its subsidiaries or affiliates) for (A) a merger, reorganization, consolidation, share exchange, business combination, license, lease, recapitalization, liquidation, dissolution or other transaction involving an acquisition of the Company or any Company Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or total assets of the Company and the Company Subsidiaries, taken as a whole, or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries or (B) the acquisition in any manner, directly or indirectly, of over fifteen percent (15%) of the equity securities of the Company or any of the Company Subsidiaries or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries, in each case other than a transaction involving Parent or any of its affiliates (and to which Parent has agreed or that Parent has affirmatively proposed).

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from fifteen percent (15%) to fifty percent (50%)) that the Company Board has determined in its good faith judgment after consultation with its outside legal counsel and financial advisors (A) is not subject to any financing contingency and is more likely to be consummated in accordance with its terms than the Merger (taking into account any adjustments to the terms thereof that may be offered by Parent in writing, including pursuant to Section 6.5(e)) and (B) if consummated, would result in a transaction more favorable to the Company’s shareholders as a whole than the Transactions in financial terms and taking into account such factors as the Company Board deems appropriate, including any adjustments to the terms thereof that may be offered by Parent in writing, including pursuant to Section 6.5(e).

Section 6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time, and to advancement and reimbursement of expenses, existing as of the date of this Agreement in favor of each present (as of the Effective Time) and former officer and director of the Company and the Company Subsidiaries (the “Indemnified Parties”), as provided in the Company M&A, the Organizational Documents of any Company Subsidiary or any indemnification agreement identified in Section 3.19(a)(xiii) of the Company Disclosure Schedule, shall survive the Merger, shall continue in full force and effect in accordance with their terms for at least six (6) years following the Effective Time (or such shorter time as may be provided in each such agreement or other document), and in each case shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder in any material respect (provided, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim). The Surviving Company shall comply, and, if after the Effective Time all or a substantial portion of the Company’s assets have been transferred to another person after the Effective Time (other than pursuant to a Contract entered into by the Company or any Company Subsidiary prior to the Effective Time), then Parent shall cause and enable the Surviving Company to comply, with all of the Company’s and the Company Subsidiaries’ obligations to any Indemnified Parties under the Company M&A, the Organizational Documents of any Company Subsidiary and any indemnification agreement identified in Section 3.19(a)(xiii) of the Company Disclosure Schedule.

(b) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company M&A, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely in any material respect the rights thereunder of any such individuals.

(c) Prior to the Effective Time, the Company shall obtain and pay the premium for a “tail” extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall the Company or the Surviving Company expend for such policies pursuant to this sentence an amount in the aggregate in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company for such insurance as disclosed in Section 6.6(c) of the Company Disclosure Schedule. If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, (x) the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement or (y) the Surviving Company shall, and Parent shall cause the Surviving Company to, use reasonable best efforts to purchase “tail” D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence, in the case of the purchase of “tail” insurance policies, an amount in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company for such insurance, or, in the case of annual insurance policies, annual premium amounts in the aggregate in excess of two hundred percent (200%) of the aggregate annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions and benefits of this Section 6.6 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) The covenants contained in this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f) This Section 6.6 shall not be amended in a manner adverse to the Indemnified Parties without the written consent of each of the Indemnified Parties.

(g) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or, at Parent’s option, Parent, shall succeed to the obligations set forth in this Section 6.6.

Section 6.7 Further Action; Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (including under any Antitrust Law and for the purpose of obtaining the Overseas Investment Approvals and the other Required Approvals) to consummate the Transactions as soon as practicable, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent and (ii) using reasonable best efforts to resolve any objection asserted with respect to the Transactions under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any Order, and to have vacated, lifted, reversed or overturned any Order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the Transactions.

Notwithstanding anything in this Agreement to the contrary, but without limitation to the rights of the Company pursuant to Article VIII: (i) Parent shall not have any obligation to litigate, contest or appeal any administrative or judicial action or proceeding or any Order, whether temporary, preliminary or permanent brought by or before any Governmental Entity or any failure by any Governmental Entity to provide a consent; (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to Orders providing for a Divestiture and (iii) the Company shall not conduct or agree to conduct a Divestiture without the prior written consent of Parent. “Divestiture” shall mean (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the assets of the Surviving Company; (B) the imposition of any limitation or restriction on the ability of Parent or any of its affiliates, including, following the Merger, the Surviving Company, to freely conduct their respective businesses or (C) the holding separate of any assets of the Surviving Company or any other person or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Surviving Company.

(b) In furtherance and not in limitation of the provisions of Section 6.7(a), to the extent required by PRC law and any Antitrust Laws, each of the parties hereto, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than thirty (30) Business Days following the date of this Agreement, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other required filing under any Antitrust Laws as reasonably determined by Parent.

(c) Within fifteen (15) days following the date of this Agreement, the Company shall provide written or electronic notice, in the form to be mutually agreed between the Company and Parent within five (5) days of the date of this Agreement, to each of its shareholders describing their obligations to timely make such filings and reports with the Governmental Entities in the PRC as are required in connection with the Transactions pursuant to Circular 698 issued by the PRC State Administration of Taxation on December 10, 2009, titled “Notice on Strengthening the Administration of Enterprise Income Tax on Income Derived from Equity Transfer Made by Non-Resident Enterprise,” effective as of January 1, 2008, or any successor rule or regulation under PRC Law in effect as of the date such notice is provided. The Company shall reasonably cooperate with such shareholders in connection with such filings and reports.

(d) If a party receives a request (written or verbal) for information or documentary material from any Governmental Entity with respect to this Agreement or any of the Transactions, or any Required Approval (or activities related thereto), then such party shall, to the extent not prohibited by law or a Governmental Entity, in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is, at a minimum, in substantial compliance with such request.

(e) The parties hereto shall keep each other apprised of the status of matters relating to the completion of the Transactions, including the obtaining of the Required Approvals, and work cooperatively in connection with obtaining the Required Approvals and all other approvals of, or clearances from, each applicable Governmental Entity with respect to the Transactions, including:

(i) cooperating with each other in connection with filings required to be made by any party (including under any Antitrust Law or in connection with any Required Approval) with respect to the Transactions and liaising with each other in relation to each step of the procedure before, and as to the contents of, all communications with such Governmental Entities with respect to the Transactions. In particular, to the extent permitted by law or Governmental Entity, no party will make any notification in relation to any of the Transactions or any Required Approval without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing to each other all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable law in connection with the Transactions or any Required Approval;

(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the Transactions or any Required Approval and ensuring to the extent permitted by law or Governmental Entity that each of the parties hereto is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the Transactions or any Required Approval;

(iv) consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Antitrust Laws or any Required Approval;

(v) keeping each other reasonably apprised of any developments in connection with the Required Approvals and the Overseas Investment Approvals; and

(vi) without prejudice to any rights of the parties hereto hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of any of the Transactions.

(f) Prior to the Closing Date, the Company shall use its commercially reasonable efforts to cause current and prior holders or beneficial owners of Shares, who are subject to registration or reporting requirements of SAFE Circular 75, to comply with all such reporting and registration requirements under SAFE Circular 75 by making all necessary filings and registrations with SAFE, including filing amendments to their SAFE Circular 75 registrations to reflect material changes to the shareholding structure of the Company since its incorporation.

Section 6.8 Public Announcements.  Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will consult with and provide to each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment prior to such consultation. The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company, in such form as shall be mutually agreed upon by the Company and Parent.

Section 6.9 Notification of Certain Matters.  From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other Transactions, including with respect to the Required Approvals; (b) any notice or other communication received by such party from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent; (c) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the Merger or the other

Transactions and (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, could reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, that the delivery of any notice pursuant to this Section 6.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party hereto receiving such notice or the representations or warranties of the parties hereto, or the conditions to the obligations of the parties hereto.

Section 6.10 Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting of the Shares and the ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.11 Shareholder Litigation.  Prior to the Effective Time, the Company shall give prompt notice to Parent of, keep Parent reasonably informed regarding and give Parent the opportunity to participate in the defense or settlement of, any shareholder litigation or Legal Proceeding against the Company and/or its directors or officers relating to the Merger or any of the other Transactions, and no settlement shall be agreed to with respect to any such litigation or other Legal Proceeding without Parent’s prior written consent (which shall not be unreasonably delayed or withheld).

Section 6.12 Takeover Statutes.  If any Takeover Statute or any provision of the Company M&A is or may become applicable to the Merger or any of the other Transactions, the parties hereto shall use their respective best efforts (a) to take all action necessary so that no Takeover Statute or any such provision is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company M&A on the Merger and the other Transactions.

ARTICLE VII
CONDITIONS OF MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each of Parent, Merger Sub and the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval.  The Company Requisite Vote shall have been obtained.

(b) Government Approvals.  The parties hereto shall have made all necessary filings under the PRC Anti-Monopoly Law and Parent shall have obtained the Required Approvals other than such Required Approvals as Parent, in its sole discretion, shall have determined to waive; provided, that Parent shall not be entitled to waive any Required Approvals that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article II.

(c) Orders.  As of the Closing, no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, or any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation (collectively, an “Order”) (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, except for such Orders with respect to which Parent, in its sole discretion, shall have determined to waive this condition to the Closing; provided, that Parent shall not be entitled to make such a waiver with respect to any such Orders that would, or would reasonably be expected to, adversely affect the delivery of the consideration payable in connection with the Merger in accordance with Article II.

Section 7.2 Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties contained in Sections 3.3(a), (b)(i), (c)(viii) and (d) (but, with respect to sub-section (d), only the second sentence thereof) (Capitalization), 3.4 (Authority) and 3.22 (Brokers)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be so true and correct (in each case, without regard to any qualification as to materiality included therein) would not, individually or in the aggregate, have a Material Adverse Effect); provided, that notwithstanding the foregoing, the representations and warranties contained in Sections 3.3(a), (b)(i), (c)(viii) and (d) (but, with respect to sub-section (d), only the second sentence thereof) (Capitalization), 3.4 (Authority) and 3.22 (Brokers) shall be true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Material Adverse Effect that shall be continuing.

(d) Dissenting Shareholders.  The holders of no more than ten percent (10%) of the Shares shall have served a notice of dissent under Section 238(2) of the Companies Law.

(e) Officer’s Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

Section 7.3 Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except for inaccuracies of representations and warranties that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions.  Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied as a basis to fail to effect the Merger if such failure was caused by such party’s failure to act in good faith to comply with this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained, by mutual written consent of the Company and Parent.

Section 8.2 Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent or the Company, if:

(a) the Merger shall not have been consummated by January 15, 2014, whether such date is before or after the date on which the Company Requisite Vote is obtained (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided, that the Termination Date shall be extended at the written request of the Company or Parent to such date as may be specified by the Company or Parent (whichever is later) in such written request (but in no event later than May 15, 2014) if, at any time after November 30, 2013, the Required Approvals have not been obtained; provided, that such written request shall include a statement by the party making such request that it believes in good faith that there is a reasonable possibility of obtaining the Required Approvals prior to such extended Termination Date; provided, further, that neither party hereto shall have the right to terminate this Agreement pursuant to this Section 8.2(a) if any failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of the failure of the Merger to be consummated by the Termination Date and such failure to perform or comply constitutes a material breach of this Agreement;

(b) the Shareholders Meeting shall have been held and completed and the Company Requisite Vote shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Company Requisite Vote has been obtained); provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party hereto that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

Section 8.3 Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice by the Company to Parent:

(a) at any time prior to the time the Company Requisite Vote is obtained or during the Go-Shop Period, if (i) the Company has not committed a material Willful Breach of Section 6.5; (ii) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of this Agreement (and the Company shall have complied in all respects with Section 6.5 with respect to such Superior Proposal); (iii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (iv) (A) the Company Escrow Fund has been funded pursuant to Section 8.5(b) or (B) the Company prior to or substantially concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.5(c); or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by the Company to Parent or (ii) five (5) Business Days prior to the Termination Date; provided, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) not to be satisfied.

Section 8.4 Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent to the Company:

(a) if the Company Board shall have (i) made a Change of Recommendation or shall have entered into an Alternative Acquisition Agreement or (ii) failed to include the Company Recommendation in the Proxy Statement; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by Parent to the Company or (ii) five (5) Business Days prior to the Termination Date; provided, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied.

Section 8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any person on the part of any party hereto (or of any of its Representatives or affiliates); provided, that the provisions set forth in this Section 8.5, Section 8.6 (Expenses), Section 9.1 (Non-Survival of Representations, Warranties, Covenants and Agreements), Section 9.2 (Notices), Section 9.5 (Entire Agreement; Assignment), Section 9.6 (Parties in Interest), Section 9.7 (Governing Law), Section 9.11 (Jurisdiction), Section 9.13 (Waiver of Jury Trial), and the Confidentiality Agreement shall survive the termination of this Agreement and abandonment of the Merger pursuant to this Article VIII; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and (ii) with respect to any breach of a covenant or obligation contained in this Agreement, that the breaching party (x) committed a material breach of such covenant or obligation and (y) at the time of such breach, had knowledge that such covenant or obligation was being breached.

(b) Promptly (and in any case within three (3) Business Days) after the Company Requisite Vote is obtained, the Company shall cause an amount in cash equal to the Company Termination Fee to be deposited in an account in the PRC with Citibank N.A., J.P. Morgan Chase & Co., Wells Fargo N.A. or other similar escrow agent (such amount, including any interest and earnings thereon, the “Company Escrow Fund”) mutually agreed by Parent and the Company within ten (10) days following the date of this Agreement (the “Escrow Agent”), which amount shall be held and released by the Escrow Agent subject to the terms of an escrow agreement (the “Escrow Agreement”) and in accordance with Section 8.5(c). The Escrow Agreement shall be in customary form, and Parent and the Company agree to in good faith discuss and agree upon such form, select the Escrow Agent and enter into the Escrow Agreement with the Escrow Agent within ten (10) days following the date of this Agreement.

(c) In the event that:

(i) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b); (B) in the case of termination pursuant to Section 8.2(a), (x) (1) the Shareholders Meeting shall not have been held and completed (other than as a result of an Order) or (2) there shall have occurred a Willful Breach by the Company; (C) an Acquisition Proposal, whether or not conditional, shall have been made public or otherwise become publicly known or shall have been commenced or (in the case of Section 8.2(a) only) otherwise submitted, made or become known to the Company Board, after the date of this Agreement but prior to the termination of this Agreement pursuant to Section 8.2(a) or, with respect to termination pursuant to Section 8.2(b), prior to the Shareholders Meeting and (D) after the date of this Agreement and prior to the date that is twelve (12) months following the termination of this Agreement, the Company or any Company Subsidiary consummates or enters into a definitive agreement with respect to an Acquisition Proposal whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (C)) (provided, that for purposes of this Section 8.5(c)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a);

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a); or

(iv) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(c) and, at the time of such termination, all of the conditions set forth in Section 7.1(a), Section 7.1(c), Section 7.3(a) (as if the date of such termination were the Closing Date) and Section 7.3(b) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any material approvals of any Governmental Entity of the United States that are necessary for the consummation of the Transactions or (B) an Order of any Governmental Entity of the United States that restrains, enjoins or otherwise prohibits the consummation of the Merger, in each case of clauses (A) and (B), other than as a result of a breach of this Agreement by Parent or Merger Sub;

then the Company shall pay Parent the Company Termination Fee in accordance with this Section 8.5(c). The Company Termination Fee shall be paid out of the Company Escrow Fund (if and to the extent that funds are in the Company Escrow Fund) no sooner than five (5) Business Days after the date of a written statement sent by Parent to the Company and the Escrow Agent setting forth the satisfaction of all of the conditions set forth in the applicable clause (i) – (iv) (which written statement shall be delivered no more than five (5) Business Days after the date of the applicable termination described in such applicable clause, and shall be subject to customary rights of the Company to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds.

If this Agreement is terminated and the Company Escrow Fund shall be insufficient to pay the Company Termination Fee in full or any portion thereof (because the Company Escrow Fund has not yet been funded, the Company Escrow Fund shall have been released or otherwise), then the amount equal to (A) the Company Termination Fee minus (B) the funds in the Company Escrow Fund shall be paid directly by the Company, by wire transfer of immediately available funds, (x) in the case of clause (i), within two (2) Business Days after the date on which the Company or any Company Subsidiary consummates the Acquisition Proposal or enters into the agreement referred to in subclause (c)(i)(D), (y) in the case of clauses (ii) and (iv), within two (2) Business Days after such termination or (z) in the case of clause (iii), immediately prior to or substantially concurrently with such termination. If this Agreement is terminated by the Company pursuant to Section 8.3(a) in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, the Company Escrow Fund has been funded and the applicable Company Termination Fee has been paid in accordance with this Section 8.5(c), then promptly following such payment, the Escrow Agent shall pay to the Company any amounts then remaining in the Company Escrow Fund. It is understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

If (A) this Agreement is terminated and Parent (I) shall not have delivered such written statement to the Company and the Escrow Agent within five (5) Business Days after such termination or (II) shall not have been entitled to deliver such written statement pursuant to this Section 8.5(c) or (B) the Closing occurs, then, upon written notice of such fact by the Company to Parent and the Escrow Agent, the Escrow Agent shall, no later than five (5) Business Days after the date of such written notice, pay to the Company all amounts in the Company Escrow Fund by wire transfer of immediately available funds.

“Company Termination Fee” means RMB 460,000,000; provided, that if this Agreement is terminated by the Company pursuant to Section 8.3(a) in connection with an Acquisition Proposal received by the Company during the Go-Shop Period, “Company Termination Fee” shall mean RMB 230,000,000.

(d) Promptly (and in any case within three (3) Business Days) after the Company Requisite Vote is obtained, Parent shall cause an amount in cash equal to the Parent Commitment Fee to be deposited in an account in the PRC with the Escrow Agent (such amount, including any interest and earnings thereon, the “Parent Escrow Fund”), which amount shall be held and released by the Escrow Agent subject to the terms of the Escrow Agreement and in accordance with Section 8.5(e).

(e) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) or Section 8.2(c) and, at the time of such termination, all of the conditions set forth in Section 7.1(a), Section 7.1(c), Section 7.2(a) (as if the date of such termination were the Closing Date), Section 7.2(b), Section 7.2(c) and Section 7.2(d) shall have been satisfied or waived, other than those conditions that are not satisfied as a result of, or in connection with, (A) any failure to obtain any of the Required Approvals, other than such Required Approvals with respect to which Parent shall have waived the condition set forth in Section 7.1(b) in accordance therewith or (B) an Order of any Governmental Entity of the PRC that restrains, enjoins or otherwise prohibits the consummation of the Merger, except for such Orders with respect to which Parent shall have waived the condition set forth in Section 7.1(c) in accordance therewith, in each case of clauses (A) and (B), other than as a result of a breach of this Agreement by the Company, then Parent shall pay to Spreadtrum Shanghai the Parent Commitment Fee.

The Parent Commitment Fee shall be paid out of the Parent Escrow Fund (if and to the extent that funds are in the Parent Escrow Fund) no sooner than five (5) Business Days after the date of a written statement sent by the Company to Parent and the Escrow Agent setting forth the satisfaction of the conditions set forth in the first sentence of this Section 8.5(e) (which written statement shall be delivered no more than five (5) Business Days after the date of such termination, and subject to customary rights of Parent to contest such statement in accordance with the terms of the Escrow Agreement) and no later than seven (7) Business Days after the date of such written statement, by wire transfer of immediately available funds.

If this Agreement is terminated and the Parent Escrow Fund shall be insufficient to pay the Parent Commitment Fee in full or any portion thereof (because the Parent Escrow Fund has not yet been funded, the Parent Escrow Fund has been released or otherwise), then the amount equal to (A) the Parent Commitment Fee minus (B) the funds in the Parent Escrow Fund shall be paid directly by Parent, by wire transfer of immediately available funds, within two (2) Business Days after such termination.

If (I) this Agreement is terminated and the Company (x) shall not have delivered such written statement to Parent and the Escrow Agent within five (5) Business Days after such termination or (y) shall not have been entitled to deliver such written statement pursuant to this Section 8.5(e) or (II) the Closing occurs, then, upon written notice by Parent of such fact to the Company and the Escrow Agent, the Escrow Agent shall, no later than five (5) Business Days after the date of such written notice, pay to Parent all amounts held by the Escrow Agent with respect to the Parent Commitment Fee by wire transfer of immediately available funds. “Parent Commitment Fee” means RMB 460,000,000.

(f) The parties hereto acknowledge that the agreements contained in Section 8.5 are an integral part of the Transactions, that the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee or the Parent Commitment Fee is payable are uncertain and incapable of accurate calculation and that, without these agreements, the parties hereto would not enter into this Agreement, and, therefore, the Company Termination Fee and the Parent Commitment Fee are not penalties, but rather liquidated damages, and if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to Section 8.5(c) or Section 8.5(e), respectively, and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company or Parent, respectively, for all or any part of the Company Termination Fee or the Parent Commitment Fee, respectively, then the Company and Parent, respectively, shall pay to the other the other’s costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

Section 8.6 Expenses.  Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions. Without limiting the generality of the foregoing, the Company shall pay all fees, costs and expenses to obtain, and satisfy the conditions of, the consents to be obtained by the Company hereunder (including the consents of lessors of Leased Real Property). In addition, if the lessor, master lessor, sublessor, or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the Transactions, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments and providing all such additional security.

Section 8.7 Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company; provided, that, after such approval and authorization, no amendment may be made that by law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.8 Waiver.  At any time prior to the Effective Time, any party hereto may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable law, waive compliance by the other parties hereto with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties hereto to be bound thereby. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2 Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international overnight courier or by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

if to Parent or Merger Sub:

Tsinghua Unigroup Ltd.
10/F Unis Plaza
Tsinghua Science Park
Haidian District
Beijing 100084, China

Attention:	Weiguo Zhao, Chairman and President
Facsimile:	(8610) 8215-9228

with additional copies (which shall not constitute notice) to:

Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California 94304-1018

Attention:	Christopher M. Forrester Charles C. Comey Michael G. O’Bryan
Facsimile:	650-251-3500

If to the Company:

Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People’s Republic of China

Attention:	Shannon Gao, Chief Financial Officer
Facsimile:	(8621) 5080-2996

with additional copies (which shall not constitute notice) to:

Fenwick & West LLP
801 California Street
Mountain View, CA 94041

Attention:	Gordon K. Davidson David K. Michaels Eva Wang
Facsimile:	650-938-5200

Section 9.3 Certain Definitions.  For purposes of this Agreement, the terms:

(a) “affiliate” of any person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) “Antitrust Laws” means the PRC Anti-Monopoly Law and all other laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(c) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in (i) New York, New York, United States of America; (ii) Hong Kong Special Administrative Region or (iii) the PRC;

(d) “Company Restricted Share Unit” means each outstanding restricted share unit granted under a Company Stock Plan;

(e) “Company Stock Option” means each outstanding and unexercised option to purchase Company Ordinary Shares or ADSs granted under a Company Stock Plan;

(f) “Company Stock Plan” means the Company’s Second Amended and Restated 2001 Stock Plan, 2007 Equity Incentive Plan and any other director or employee stock option or compensation plan or arrangement of the Company;

(g) “Company Subsidiary” means each person that is a subsidiary of the Company;

(h) “Contract” means any contract, agreement, lease or other legally binding obligation, whether or not in writing;

(i) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(j) “Export Control Laws” means (i) all U.S. import and export laws (including those laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700 – 799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1 – 199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120 – 130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500 – 599) and (ii) all comparable applicable laws outside the United States;

(k) “knowledge” (i) with respect to the Company, means the actual knowledge of any of the persons listed in Section 9.3(k) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub, means the actual knowledge of any of the executive officers of Parent or Merger Sub;

(l) “law” or “laws” means any law, statute, code, ordinance, rule, regulation, code, edict, Order, judgment, writ, directive, circular, treaty provision, stipulation, award, injunction, decree or arbitration award, finding or other requirement, of any Governmental Entity and any order or decision of an arbitrator or arbitration panel;

(m) “Lien” means any lien, mortgage, pledge, encumbrance, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

(n) “Made Available” means, with respect to any material, that prior to 1:50 p.m. (Shanghai Time) on the date of this Agreement, a copy of such material has been (i) (A) posted to and made available to Parent personnel and Representatives in the electronic data room maintained by the Company with Fenwick & West LLP and (B) reflected (including the notation of any updates) in the data room index available to Parent personnel and Representatives or (ii) solely with respect to the list provided pursuant to Section 3.3(c) delivered by e-mail to Parent personnel or counsel (which delivery is confirmed by the recipient thereof);

(o) “Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole; provided, that any development, fact, circumstance, condition, event, change, occurrence or effect resulting from any of the following shall not be taken into account in determining whether there shall have occurred a Material Adverse Effect: (A) changes in general economic, business or geopolitical conditions, in credit, financial or capital markets or in exchange rates or interest rates; (B) changes or developments in the industry in which the Company and the Company Subsidiaries operate; (C) changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof; (D) any change in the price or trading volume of the Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (E) changes in geopolitical conditions, any outbreak or escalation of hostilities or war or any act of terrorism, or any natural or man-made disasters; (F) any suit, action or proceeding in respect of this Agreement or the Transactions brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) to the extent alleging a breach of fiduciary duties; (G) the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, customers, suppliers or partners, or the identity of Parent or any of its affiliates as the acquiror of the Company or (H) (x) any action taken, or failure to take action, by the Company or a Company Subsidiary in each case that Parent has in writing specifically consented to or requested or (y) the failure to take any action by the Company or a Company Subsidiary specifically prohibited by this Agreement and that Parent specifically declined to permit within a reasonable period following written request by the Company; provided, that any development, fact, circumstance, event, change, occurrence or effect referred to in the foregoing clauses (A), (B), (C) and (E) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such development, fact, circumstance, event, change, occurrence or effect has a disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and the Company Subsidiaries operate;

(p) “Ministry of Education” means the Ministry of Education of the PRC;

(q) “Ministry of Finance” means the Ministry of Finance of the PRC;

(r) “MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts;

(s) “NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts;

(t) “Organizational Documents” means the memorandum and articles of association, certificate or articles of incorporation, bylaws or equivalent organizational documents, as applicable, of an entity other than the Company;

(u) “Permitted Liens” means (i) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or law; (ii) zoning, building and other similar regulations by any Governmental Entity; provided, that such regulations have not been materially violated; (iii) any immaterial Lien (other than Liens for indebtedness for borrowed money) that, both individually and with others, does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries; (iv) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; provided, that there is no material violation thereunder that has resulted in such limitations or restrictions; (v) statutory Liens for Taxes, assessments and other governmental levies, fees or charges imposed that are not yet due and payable, or that are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves have been established; (vi) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not and would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (vii) pledges or deposits required by applicable law to secure obligations under workers’ compensation laws or similar legislation; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business and (ix) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and the Company Subsidiaries, taken as a whole or on the use or operation of the property subject thereto;

(v) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity;

(w) “PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

(x) “PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of the Ministry of Commerce;

(y) “PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008;

(z) “PRC Subsidiary” means all Company Subsidiaries organized under the laws of the PRC;

(aa) “Representatives” means, when used with respect to Parent, Merger Sub, the Company or any other person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of Parent, Merger Sub, the Company or any other person, as applicable, and their respective subsidiaries;

(bb) “Required Approvals” means the Overseas Investment Approvals and, if necessary, clearance under the PRC Anti-Monopoly Law approving the Transactions;

(cc) “SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts;

(dd) “SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company,” or any successor rule or regulation under PRC law;

(ee) “SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC residents Through Offshore Special Purpose Vehicles,” effective as of November 1, 2005, or any successor rule or regulation under PRC law;

(ff) “SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012;

(gg) “subsidiary” or “subsidiaries” of the Company, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries; (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries; (iii) of which such party or any subsidiary of such party is a general partner or (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act;

(hh) “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any similar kind, in each case in the nature of a tax; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i) and (iii) any transferee, successor or similar liability in respect of any items described in clauses (i) and/or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law), and similar provisions of foreign law;

(ii) “Tax Return” means any return, report or statement filed or required to be filed with any Governmental Authority with respect to any Tax (including any attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated, affiliated or unitary returns for any group of entities that includes the Company or any of its affiliates;

(jj) “Transactions” means the transactions contemplated by this Agreement, including the Merger; and

(kk) the following terms have the meanings set forth in the sections referenced below:

Terms	Location
ADSs	Section 2.1(b)
Acceptable Confidentiality Agreement	Section 6.5(c)
Acquisition Proposal	Section 6.5(h)(i)
Affiliate Transactions	Section 3.20
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(d)
Assumed Option	Section 2.3(a)(ii)
Assumed Restricted Share Unit	Section 2.3(b)(ii)
Cash-Out Election Period	Section 2.3(a)(ii)(E)
Change of Recommendation	Section 6.5(d)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 3.3(c)
Companies Law	Section 1.1
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Employees	Section 3.10(a)
Company Escrow Fund	Section 8.5(b)
Company Intellectual Property Rights	Section 3.17(a)
Company Licenses	Section 3.6(b)
Company M&A	Section 3.2(a)
Company Ordinary Shares	Section 2.1(b)
Company-Owned IP Rights	Section 3.17(a)
Company Plans	Section 3.10(a)
Company Recommendation	Section 3.4
Company Requisite Vote	Section 3.4
Company Securities	Section 3.3(b)
Company Termination Fee	Section 8.5(c)
Confidentiality Agreement	Section 6.4
Constituent Companies	Section 1.4(a)
D&O Insurance	Section 6.6(c)
Deposit Agreement	Section 2.2(i)
Depositary	Section 2.2(i)
Dissenter Rights	Section 2.1(b)
Dissenting Shareholders	Section 2.1(b)
Dissenting Shares	Section 2.1(b)
Divestiture	Section 6.7(a)
Effective Time	Section 1.2
e-mail	Section 9.2
Environmental Laws	Section 3.18(b)(i)
Environmental Permits	Section 3.18(b)(ii)
Epidemic Failure	Section 3.25
ERISA	Section 3.10(a)
Escrow Agent	Section 8.5(b)
Escrow Agreement	Section 8.5(b)
Exchange Act	Section 3.3(c)
Exchange Fund	Section 2.2(a)
Excluded Shares	Section 2.1(b)
Exercised Option Shares	Section 2.3(a)(ii)(E)

Terms	Location
FCPA	Section 3.7(e)
Financial Advisor	Section 3.21
Forfeited Option/RSU Shares	Section 5.1(b)(ii)
Funded International Plan	Section 3.10(j)
GAAP	Section 3.7(b)
Go-Shop Period	Section 6.5(a)
Governmental Entity	Section 3.5(b)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Materials	Section 3.18(b)(iii)
Indemnified Parties	Section 6.6(a)
Insurance Policies	Section 3.12
International Plan	Section 3.10(b)
Lease	Section 3.14(b)
Leased Real Property	Section 3.14(b)
Legal Proceeding	Section 3.9
Licenses	Section 3.6(b)
March 15th Date	Section 2.3(b)(ii)(D)
Material Contract	Section 3.19(a)
Merger	Recitals
Merger Sub	Recitals
NASDAQ	Section 3.5(b)
Notice	Section 6.5(e)(x)
Open Source Software	Section 3.17(d)
Order	Section 7.1(c)
Overseas Investment Approvals	Section 4.3(b)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Material Adverse Effect	Section 4.1
Parent Escrow Fund	Section 8.5(d)
Parent Commitment Fee	Section 8.5(e)
Paying Agent	Section 2.2(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Plan of Merger	Section 1.2
Preference Shares	Section 3.3(a)
Property Agreements	Section 3.19(a)(v)
Proxy Statement	Section 3.5(b)
Real Property	Section 3.14(c)
Release	Section 3.18(b)(iv)
Registrar	Section 1.2
Sarbanes-Oxley Act	Section 3.7(c)
SEC	Section 3.7(a)
SEC Reports	Section 3.7(a)
Section 409A	Section 3.10(i)
Securities Act	Section 3.7(a)
Share	Section 2.1(b)
Share Certificates	Section 2.2(c)
Shareholders Meeting	Section 6.2(a)
Solicited Person	Section 6.5(a)
Spreadtrum Shanghai	Section 3.15(i)
Superior Proposal	Section 6.5(h)(ii)

Terms	Location
Surviving Company	Section 1.1
Takeover Statute	Section 3.23
Termination Date	Section 8.2(a)
Top Customers	Section 3.24(a)
Top Distributors	Section 3.24(a)
Top Suppliers	Section 3.24(a)
Treasury Shares	Section 2.1(b)
Uncertificated Shares	Section 2.2(c)
Vested Option Cash-Out Election	Section 2.3(a)(ii)(E)
Vested RSU Cash-Out Election	Section 2.3(b)(ii)(D)
Vested RSU Shares	Section 2.3(b)(ii)(D)
Willful Breach	Section 8.5(a)

Section 9.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 9.5 Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto.

Section 9.6 Parties in Interest.  Except (i) as provided in Section 6.6 and (ii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in Article II, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.6 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.8 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7 Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York; provided, that the following matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Shares, any other rights provided in Section 238 of the Companies Law, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 9.8 Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.9 Counterparts.  This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.10 Specific Performance.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order. The remedies available to the Company pursuant to this Section 9.10 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Commitment Fee under Section 8.5(e). The remedies available to each of Parent and Merger Sub pursuant to this Section 9.10 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.5(c).

Section 9.11 Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party hereto against any other party hereto shall be brought and determined in the courts of the State of New York or the federal courts of the United States of America located in New York; provided, that any legal action or proceeding with respect to any of the matters described in the proviso to Section 9.7 may be brought and determined in the courts of the Cayman Islands. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties hereto agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties hereto further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum; (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.12 Interpretation.  When reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “dollars,” “$,” “U.S. dollars” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 9.13 WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TSINGHUA UNIGROUP LTD.

By:	/s/ Weiguo Zhao

Name:   Weiguo Zhao
Title:    Chairman and Chief Executive Officer

SPREADTRUM COMMUNICATIONS, INC.

By:	/s/ Leo Li

Name:   Leo Li
Title:    Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

Plan of Merger

PLAN OF MERGER

THIS PLAN OF MERGER is made on [        ].

BETWEEN:

(1)	Spreadtrum Communications, Inc., an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Spreadtrum” or the “Surviving Company”); and
(2)	Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (the “Merging Company”, and together with Spreadtrum or the Surviving Company, the “Companies”).

WHEREAS:

(A)	The respective boards of directors of Spreadtrum and the Merging Company have approved the merger of Spreadtrum and the Merging Company, with the Surviving Company continuing as the surviving company in the Merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of 12 July 2013, by and among Tsinghua Unigroup Ltd., the Merging Company and Spreadtrum (the “Agreement”), a copy of which is annexed as Annex A to this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”).
(B)	This Plan of Merger is made in accordance with Section 233 of the Cayman Companies Law.

IT IS AGREED:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Cayman Companies Law) to this Plan of Merger are Spreadtrum and the Merging Company.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Cayman Companies Law) is the Surviving Company, which shall be named Spreadtrum Communications, Inc.

REGISTERED OFFICE OF THE SURVIVING COMPANY

3.	The registered office of the Surviving Company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED SHARE CAPITAL

4.	Immediately prior to the Effective Date (as defined below), the authorized share capital of Spreadtrum was US$56,500 divided into 550,000,000 ordinary shares of nominal or par value US$0.0001 each (the “Ordinary Shares”) and 15,000,000 preference shares of a nominal or par value US$0.0001 each.
5.	Immediately prior to the Effective Date, the authorized share capital of the Merging Company was US$50,000 divided into 500,000,000,000 ordinary shares of a nominal or par value US$0.0000001 each.
6.	The authorized share capital of the Surviving Company shall be US$50,000 divided into 5,000,000,000 ordinary shares of a nominal or par value US$0.00001 each.

EFFECTIVE DATE

7.	The effective date of the Merger shall be the date on which this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Date”).

TERMS AND CONDITIONS; SHARE RIGHTS

8.1	On the Effective Date, each share of a nominal or par value US$0.0000001 each in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued and fully paid share of a nominal or par value US$0.00001 each in the capital of the Surviving Company in accordance with the Agreement.
8.2	On the Effective Date, each Ordinary Share issued and outstanding immediately prior to the Effective Date, other than any Excluded Shares (as defined in the Agreement), shall be cancelled and cease to exist in exchange for the right to receive ten and one-third U.S. dollars (US$10.33) in cash per ordinary share without interest in accordance with the Agreement.
8.3	On the Effective Date, any Ordinary Shares held by Spreadtrum as treasury shares or held by Citibank, N.A. in the Company’s name shall be cancelled and cease to exist without any conversion or any consideration in accordance with the Agreement.
8.4	From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).
8.5	On the Effective Date, the Ordinary Shares of persons who have validly exercised, and not withdrawn or lost, their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law, shall be cancelled and cease to exist, and the holders of such Shares shall be entitled to receive only the payment of the fair value of such Shares resulting from the procedure in Section 238 of the Cayman Companies Law.

MEMORANDUM AND ARTICLES OF ASSOCIATION

9.	From the Effective Date, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed hereto as Annex B (the “M&A”).

DIRECTORS' INTERESTS IN THE MERGER

10.1	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.
10.2	The names and addresses of each director of the Surviving Company from the Effective Date are:

NAME	ADDRESS
Jiwen Fang	Tsinghua Unigroup Ltd., 10/F Unis Plaza, Tsinghua Science Park, Haidian District, Beijing 100084, People’s Republic of China
Datong Chen	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China
Hao Chen	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China
Leo Li	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China
Scott Sandell	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China
Carol Yu	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China
Zhongrui Xia	Spreadtrum Communications, Inc., Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China

SECURED CREDITORS

11.1	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
11.2	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

PROPERTY

12.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company, which shall be liable for and subject, in the same manner as the Companies, to all mortgages, charges, security interests and all contracts, obligations, claims, debts and liabilities of each of the Companies.

TERMINATION

13.	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

COUNTERPARTS

14.	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

APPROVAL AND AUTHORIZATION

15.	This Plan of Merger has been approved by the board of directors of each of Merging Company and Spreadtrum pursuant to section 233(3) of the Companies Law.
16.	This Plan of Merger has been authorised by the shareholders of each of Merging Company and Spreadtrum pursuant to section 233(6) of the Companies Law.

GOVERNING LAW

17.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)
Spreadtrum Communications, Inc.:	)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of
Spreadtrum Acquisition Limited:
	)	Director
)
	)	Name:
)
)

ANNEX A

Agreement (See ANNEX A)

ANNEX B

Amended and Restated Memorandum and Articles of Association

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SPREADTRUM COMMUNICATIONS, INC.

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2013)

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

SPREADTRUM COMMUNICATIONS, INC.

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2013)

1.	The name of the company is Spreadtrum Communications, Inc. (the “Company”).
2.	The registered office of the Company will be situated at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands or at such other location as the Directors may from time to time determine.
3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Law”).
4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Law.
5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.
6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.
7.	The capital of the Company is US$50,000.00 divided into 5,000,000,000 shares of a nominal or par value of US$0.00001 each provided always that subject to the Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.
8.	The Company may exercise the power contained in Section 206 of the Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

CLAUSE	PAGE
TABLE A	B-B-1
INTERPRETATION	B-B-1
PRELIMINARY	B-B-3
SHARES	B-B-3
MODIFICATION OF RIGHTS	B-B-4
CERTIFICATES	B-B-4
FRACTIONAL SHARES	B-B-4
LIEN	B-B-4
CALLS ON SHARES	B-B-5
FORFEITURE OF SHARES	B-B-5
TRANSFER OF SHARES	B-B-6
TRANSMISSION OF SHARES	B-B-6
ALTERATION OF SHARE CAPITAL	B-B-7
REDEMPTION, PURCHASE AND SURRENDER OF SHARES	B-B-7
TREASURY SHARES	B-B-8
GENERAL MEETINGS	B-B-8
NOTICE OF GENERAL MEETINGS	B-B-8
PROCEEDINGS AT GENERAL MEETINGS	B-B-9
VOTES OF SHAREHOLDERS	B-B-10
CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS	B-B-11
DIRECTORS	B-B-11
ALTERNATE DIRECTOR	B-B-11
POWERS AND DUTIES OF DIRECTORS	B-B-11
BORROWING POWERS OF DIRECTORS	B-B-13
THE SEAL	B-B-13
DISQUALIFICATION OF DIRECTORS	B-B-13
PROCEEDINGS OF DIRECTORS	B-B-13
DIVIDENDS	B-B-15
ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	B-B-16
CAPITALISATION OF RESERVES	B-B-16
SHARE PREMIUM ACCOUNT	B-B-17
NOTICES	B-B-17
INDEMNITY	B-B-18
NON-RECOGNITION OF TRUSTS	B-B-18
WINDING UP	B-B-18
AMENDMENT OF ARTICLES OF ASSOCIATION	B-B-19
CLOSING OF REGISTER OR FIXING RECORD DATE	B-B-19
REGISTRATION BY WAY OF CONTINUATION	B-B-19
MERGERS AND CONSOLIDATION	B-B-19
DISCLOSURE	B-B-19

i

COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SPREADTRUM COMMUNICATIONS, INC.

(ADOPTED BY SPECIAL RESOLUTION DATED [DATE] 2013)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Law shall not apply to Spreadtrum Communications, Inc. (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Law” means the Companies Law (as amended) of the Cayman Islands.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Law.

“Resolution of Members” means a resolution:

(a)	passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or
(b)	approved in writing by Shareholders together holding not less than 80% in nominal value of the Shares entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed; and
(c)	a reference in the Law to a “resolution of the members” of the Company or to a “resolution of the company” or to “if the company in general meeting resolves” shall mean a Resolution of Members as defined in these Articles.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

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“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Law and these Articles, means the Register maintained by the Company pursuant to the Law and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the register of Members of the Company required to be kept pursuant to the Law and includes any Branch Register(s) established by the Company in accordance with the Law.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber

“Share Premium Account” means the share premium account established in accordance with these Articles and the Law.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or
(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:
(a)	words importing the singular number shall include the plural number and vice versa;
(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;
(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;
(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

B-B-2

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.
3.	Subject to the preceding Articles, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.
5.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.
6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.
7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Law.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:
(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and
(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors, or the Shareholders by a Resolution of Members, may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by a Resolution of Members.
10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.
11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

B-B-3

MODIFICATION OF RIGHTS

12.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.
13.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

14.	No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise.

FRACTIONAL SHARES

15.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

16.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it.
17.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

B-B-4

18.	For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.
19.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

20.	The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.
21.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.
22.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.
23.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.
24.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.
25.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of a Resolution of Members, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

26.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.
27.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.
28.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.
29.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.
30.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited

B-B-5

Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.
31.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.
32.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.
33.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

34.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.
35.	The Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor.
36.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.
37.	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

38.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.
39.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

B-B-6

40.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

41.	The Company may from time to time by a Resolution of Members increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.
42.	The Company may by a Resolution of Members:
(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;
(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;
(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and
(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.
43.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

44.	Subject to the Law, the Company may:
(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;
(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;
(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law; and
(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.
45.	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.
46.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.
47.	The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

B-B-7

TREASURY SHARES

48.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Law. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.
49.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.
50.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:
(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;
(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.
51.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

52.	The Directors may, whenever they think fit, convene a general meeting of the Company.
53.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any postponement, which postponement may be for a stated period of any length or indefinitely as the Directors may determine.
54.	General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least 20 percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.
55.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

56.	At least seven clear days' notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by a Resolution of Members to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of Shareholders together holding not less than 80% in nominal value of the Shares giving a right to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

B-B-8

57.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

58.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company's auditors, and the fixing of the remuneration of the Company's auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.
59.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
60.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.
61.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.
62.	The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.
63.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.
64.	The chairman may adjourn a meeting from time to time and from place to place either:
(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or
(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:
(i)	secure the orderly conduct or proceedings of the meeting; or
(ii)	give all persons present in person or by proxy and having the right to speak and/or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the

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proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.
66.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
67.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.
68.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

69.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder.
70.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.
71.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.
72.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.
73.	On a poll votes may be given either personally or by proxy.
74.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.
75.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.
76.	The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.
77.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
78.	A resolution in writing signed by:
(a)	Shareholders together holding not less than 80% in nominal value of the Shares for the purpose of a Resolution of Members; and
(b)	all the Shareholders for the purpose of a Special Resolution,

in each case, for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives), shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

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CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

79.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

80.	The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.
81.	The Company may by a Resolution of Members appoint any natural person or corporation to be a Director.
82.	Subject to these Articles, a Director shall hold office until such time as he is removed from office by a Resolution of Members.
83.	The Company may by a Resolution of Members from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.
84.	The remuneration of the Directors may be determined by the Directors or by a Resolution of Members.
85.	There shall be no shareholding qualification for Directors unless determined otherwise by a Resolution of Members.
86.	The Directors shall have power at any time and from time to time to appoint a natural person or corporation as a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by a Resolution of Members.

ALTERNATE DIRECTOR

87.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director's place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be deemed to be an officer of the Company solely as a result of his appointment as an alternate. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.
88.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

89.	Subject to the Law, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

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90.	The Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors or by the Company by a Resolution of Members. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto determine if any managing director ceases from any cause to be a Director, or if the Company by a Resolution of Members resolves that his tenure of office be terminated.
91.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by a Resolution of Members.
92.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.
93.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.
94.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.
95.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.
96.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.
97.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

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BORROWING POWERS OF DIRECTORS

98.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

99.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.
100.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.
101.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

102.	The office of Director shall be vacated, if the Director:
(a)	becomes bankrupt or makes any arrangement or composition with his creditors;
(b)	dies or is found to be or becomes of unsound mind;
(c)	resigns his office by notice in writing to the Company;
(d)	is removed from office by a Resolution of Members;
(e)	is removed from office by notice addressed to him at his last known address and signed by all of his co-Directors (not being less than two in number); or
(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

103.	The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.
104.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

B-B-13

105.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.
106.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.
107.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.
108.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.
109.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:
(a)	all appointments of officers made by the Directors;
(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and
(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.
110.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.
111.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.
112.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

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113.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.
114.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.
115.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.
116.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

117.	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Law and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.
118.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by a Resolution of Members may declare dividends, but no dividend shall exceed the amount recommended by the Directors.
119.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.
120.	Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.
121.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie.
122.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.
123.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.
124.	No dividend shall bear interest against the Company.

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ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

125.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.
126.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
127.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by a Resolution of Members.
128.	The accounts relating to the Company's affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.
129.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

130.	Subject to the Law and these Articles, the Directors may:
(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;
(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:
(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or
(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;
(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:
(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or
(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

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SHARE PREMIUM ACCOUNT

131.	The Directors shall in accordance with the Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.
132.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Law, out of capital.

NOTICES

133.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.
134.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.
135.	Any notice or other document, if served by:
(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;
(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;
(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or
(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

136.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.
137.	Notice of every general meeting of the Company shall be given to:
(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and
(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

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INDEMNITY

138.	The Directors and officers for the time being of the Company and their heirs, executors, administrators and personal representatives respectively (each an “Indemnified Person”) shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively. No such Director or officer shall be answerable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt of any monies for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office unless the same shall happen through the wilful neglect or default of such Director or officer. No such Director or officer shall be liable to the Company for any loss or damage unless such liability arises through the wilful neglect or default of such Director or officer. Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director or officer on account of any action taken by such Director or officer or the failure of such Director or officer to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or officer.
139.	No Indemnified Person shall be liable:
(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or
(b)	for any loss on account of defect of title to any property of the Company; or
(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or
(d)	for any loss incurred through any bank, broker or other similar Person; or
(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or
(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, wilful default or fraud.

NON-RECOGNITION OF TRUSTS

140.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

141.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors' claims.
142.	If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of Members divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value

B-B-18

as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

143.	Subject to the Law and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

144.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.
145.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.
146.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

147.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

148.	The Company may by Special Resolution resolve to merge or consolidate the Company in accordance with the Law.

DISCLOSURE

149.	The Directors, or any authorised service providers (including the officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

B-B-19

ANNEX C

Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made and entered into as of this __ day of ___, 2013, by and among Tsinghua Unigroup Ltd., a limited liability company established under the laws of the People’s Republic of China (“Parent”), Spreadtrum Communications, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and Spreadtrum Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands and wholly owned indirect subsidiary of Parent (“Merger Sub”).

WHEREAS, Parent and the Company are parties to the Agreement and Plan of Merger, dated as of July12, 2013 (as it may be further amended from time to time, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, Section 1.3 of the Merger Agreement contemplates that Parent shall cause Merger Sub to be formed as a wholly owned exempted company under the laws of the Cayman Islands and to become a party to the Merger Agreement for the purpose of serving as “Merger Sub” under the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions thereof, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger and as a wholly owned indirect subsidiary of Parent.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained in the Merger Agreement, the parties hereto agree as follows:

1. Joinder.  Merger Sub hereby adopts the Merger Agreement, effective as of the date of this Joinder Agreement. Each party hereto acknowledges and agrees that, without any other action required on the part of any person, Merger Sub hereby becomes a party to the Merger Agreement, as “Merger Sub” under the Merger Agreement, and is bound by or makes, as applicable, the terms, conditions, representations, warranties, covenants, agreements and other provisions of the Merger Agreement applicable to, or of, “Merger Sub” under the Merger Agreement, and thereby has all attendant rights, duties and obligations stated therein, with the same force and effect as if originally named therein, except as otherwise expressly set forth in the Merger Agreement.

2. Miscellaneous.  This Joinder Agreement and all disputes or controversies arising out of or relating to this Joinder Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York. This Joinder Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[signature page follows]

C-1

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TSINGHUA UNIGROUP LTD.

By:

Name:
Title:

SPREADTRUM COMMUNICATIONS, INC.

By:

Name:
Title:

SPREADTRUM ACQUISITION LIMITED

By:

Name:
Title:

C-2

ANNEX D

Form of ADS Voting Instructions Card

DRAFT DATED 7/26/13 FOR DISCUSSION PURPOSES ONLY

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on August 28, 2013 for action to be taken.

2013 VOTING INSTRUCTIONS **AMERICAN DEPOSITARY SHARES**

SPREADTRUM COMMUNICATIONS, INC. (the "Company")

ADS CUSIP No.:	849415203.
ADS Record Date:	The close of business in the Cayman Islands on July 29, 2013.
Meeting Specifics:	Extraordinary General Meeting to be held on September 4, 2013, at 10:00 a.m. (Beijing Standard Time), at Meeting Room No.3, at Sandhill Plaza, Lane 2290, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People's Republic of China (the "Meeting").
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of June 29, 2007.
Deposited Securities:	Ordinary shares, par value US$0.0001 per share (the "Ordinary Shares"), of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the "ADSs") hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll only. When voting takes place at a shareholders' meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the holders of ADSs.

Please further note that, if the Depositary timely receives voting instructions from a holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such holder's ADSs, the Depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the holder shall not be voted. The Depositary shall, if so required in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the Ordinary Shares, or the ADSs representing such Ordinary Shares, where such transfer might result in ownership of the Ordinary Shares, or the ADSs representing such Ordinary Shares, exceeding the limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any holder or beneficial owner in excess of the limits set forth in the preceding sentence, including the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

D-1

Special Resolution

Ordinary Resolution

A Issues Spreadtrum Communications, Inc.

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
		/ /

D-2

ANNEX E

Form of Proxy Card for Holders of Company Ordinary Shares

▼ PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED ▼

[X] Please mark your vote as in this example

To be valid, this proxy must be received no later than 5:00 p.m., New York City time on August 30, 2013.

Date: ______________________________ 2013

____
Signature

____
Signature (Joint Owner, if Applicable)

____
Title(s)

NOTE: The signature on this Proxy should correspond exactly with the shareholder's name as printed above. In the case of joint tenancies, co-executors, or co-trustees, each should sign. Persons signing as Attorney, Executor, Administrators, Trustee or Guardian should give full title.

E-1

E-2

ANNEX F

Cayman Companies Law (as amended) — Section 238

Section 238 of the Cayman Companies Law

Rights of Dissenters

238. (1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating —

(a)	his name and address;
(b)	the number and classes of shares in respect of which he dissents; and
(c)	a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and
(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

F-1

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

F-2

ANNEX G

Opinion of Morgan Stanley Asia Limited

July 12, 2013

Board of Directors
Spreadtrum Communications, Inc.
Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People’s Republic of China

Members of the Board:

We understand that Spreadtrum Communications, Inc. (“Spreadtrum” or the “Company”) and Tsinghua Unigroup Ltd. (the “Buyer”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 11, 2013 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of a wholly owned subsidiary of the Buyer to be formed following the execution of the Merger Agreement, with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding ordinary share, par value $0.0001 per share, of the Company (the “Company Ordinary Shares”), other than Company Ordinary Shares held in treasury or issued to the Company depositary and reserved for future grants under the Company's share incentive plans, or as to which dissenters’ rights have been validly exercised (the “Excluded Shares”), will be cancelled in exchange for the right to receive ten and one-third dollars ($10.33) per share in cash (the “Per Share Merger Consideration”). In addition, each Company Ordinary Share (other than each Excluded Share) represented by American Depositary Shares, each of which represents three Company Ordinary Shares (the “Company ADSs”), will be converted into the right to receive thirty one dollars ($31.00) per Company ADS in cash (the “Per ADS Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and the summary of the Merger set forth above is qualified in its entirety by the terms of the Merger Agreement.

You have asked for our opinion as to whether the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of the Company Ordinary Shares and the Company ADSs, respectively, pursuant to the Merger Agreement are fair from a financial point of view to such holders of Company Ordinary Shares and Company ADSs.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;
3)	Reviewed certain financial projections prepared by the management of the Company;
4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;
5)	Reviewed the reported prices and trading activity for the Company ADSs;
6)	Compared the financial performance of the Company and the prices and trading activity of the Company ADSs with that of certain other publicly-traded companies comparable with the Company and their securities;
7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
8)	Reviewed the Merger Agreement and certain related documents; and
9)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Company Ordinary Shares or the Company ADSs in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to negotiate with any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, including the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon rendering of this financial opinion. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company or their affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company or their affiliates in the future and expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of the Company Ordinary Shares and the Company ADSs should vote at the shareholders' meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the holders of the Company Ordinary Shares and the Company ADSs, respectively, pursuant to the Merger Agreement are fair from a financial point of view to such holders of Company Ordinary Shares and Company ADSs.

Very truly yours,

MORGAN STANLEY ASIA LIMITED

By:	/s/ JAMES TAM James Tam Managing Director